    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 6, 1996


                                                      REGISTRATION NO. 333-12201
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 2

                                       to
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                            MONTEREY RESOURCES, INC.
             (Exact name of Registrant as specified in its charter)

             DELAWARE                            1311                           76-0511993
 (State or other jurisdiction of     (Primary Standard Industrial            (I.R.S. Employer
  incorporation or organization)     Classification Code Number)          Identification Number)

                             ---------------------

                5201 TRUXTUN AVENUE                                 R. GRAHAM WHALING
                   SUITE NO. 100                                   5201 TRUXTUN AVENUE
           BAKERSFIELD, CALIFORNIA 93309                              SUITE NO. 100
                  (805) 322-3992                              BAKERSFIELD, CALIFORNIA 93309
(Address, including zip code, and telephone number,                   (805) 322-3992
       including area code, of registrant's         (Name, address, including zip code, and telephone
           principal executive offices)                                  number,
                                                       including area code, of agent for service)

                                   Copies to:

             G. MICHAEL O'LEARY, ESQ.                            MARC S. ROSENBERG, ESQ.
              ANDREWS & KURTH L.L.P.                             TIMOTHY G. MASSAD, ESQ.
             4200 TEXAS COMMERCE TOWER                           CRAVATH, SWAINE & MOORE
               HOUSTON, TEXAS 77002                                 825 EIGHTH AVENUE
                  (713) 220-4200                                NEW YORK, NEW YORK 10019
                                                                     (212) 474-1000

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.
                             ---------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ---------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ---------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     The shares of Common Stock are not being registered for the purpose of sales outside the United States.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

********************************************************************************
*    INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A     *
*    REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED        *
*    WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT     *
*    BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE           *
*    REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT       *
*    CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR    *
*    SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH    *
*    OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR    *
*    QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.                *
********************************************************************************


                 SUBJECT TO COMPLETION, DATED NOVEMBER 6, 1996

                                7,900,000 SHARES

                            MONTEREY RESOURCES, INC.

[MONTEREY RESOURCES, INC. LOGO]   COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                             ---------------------
     Of the 7,900,000 shares of Common Stock offered, 6,320,000 are being offered hereby in the United States and 1,580,000 are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".

     All of the 7,900,000 shares of Common Stock offered hereby are being sold by the Company, which is a wholly owned subsidiary of Santa Fe Energy Resources, Inc. Upon completion of the offerings, Santa Fe Energy Resources, Inc. will own approximately 85% (83% if the Underwriters' over-allotment options are exercised in full) of the outstanding Common Stock of the Company.

     Prior to the offerings, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price per share will be between $13 and $15. For factors to be considered in determining the initial public offering price, see "Underwriting".

     SEE "RISK FACTORS" ON PAGE 15 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

     The Common Stock has been approved for listing, subject to notice of issuance, on the New York Stock Exchange under the symbol "MRC".
                             ---------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------

                                          INITIAL PUBLIC        UNDERWRITING          PROCEEDS TO
                                          OFFERING PRICE         DISCOUNT(1)          COMPANY(2)
                                       ---------------------------------------------------------------
Per Share..............................           $                   $                    $
Total(3)...............................           $                   $                    $

---------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting estimated expenses of $3,000,000 payable by the Company.
(3) The Company has granted the U.S. Underwriters an option for 30 days to purchase up to an additional 948,000 shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Company has granted the International Underwriters a similar option with respect to an additional 237,000 shares as part of the concurrent international offering. If such options are exercised in full, the total initial public offering price,
    underwriting discount and proceeds to Company will be $          ,
    $          , and $          , respectively. See "Underwriting".
                             ---------------------
     The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on
or about November   , 1996, against payment therefor in immediately available
funds.

GOLDMAN, SACHS & CO.
                              MORGAN STANLEY & CO.
                                 INCORPORATED
                                                            PETRIE PARKMAN & CO.
                             ---------------------
               The date of this Prospectus is November   , 1996.

                           [MAP OF MAJOR PROPERTIES]


The map which shows a portion of the state of California is labeled "Monterey Resources Major Properties." A smaller locator map indicates the portion of California which is shown enlarged and in greater detail. The San Joaquin Valley is identified as are the cities of Bakersfield and Los Angeles. The locations of the following fields in which the Company has an interest are graphically depicted and labeled: Coalinga, South Belridge, Kern River and Midway-Sunset, plus the Company's fields in the general area near Los Angeles are identified as the LA Basin consistent with the references in the text of the prospectus.


IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             ADDITIONAL INFORMATION

     The Company has not previously been subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of common stock, par value $0.01 per share, of the Company offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto. Statements made in this Prospectus concerning the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules thereto filed with the Commission by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 or on the Internet at http://www.sec.gov. Copies of such material can also be obtained upon written request from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's periodic reports, proxy statements and other information filed by the Company with the Commission can also be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements examined by an independent public accounting firm for each fiscal year.

                              CERTAIN DEFINITIONS

     As used herein, the following terms have the specific meanings set out:
"Common Stock" means the common stock, par value $0.01 per share, of Monterey Resources, Inc. (the "Company"). "Bbl" means barrel, "MBbl" means thousand barrels, "MMBbl" means million barrels, "Mcf" means thousand cubic feet, "MMcf" means million cubic feet, "Bcf" means billion cubic feet, "BOE" means barrel of oil equivalent, "MBOE" means thousand barrels of oil equivalent, and "MMBOE" means million barrels of oil equivalent. Natural gas volumes are converted to barrels of oil equivalent using the ratio of 6.0 Mcf of natural gas to 1.0 barrel of crude oil. Unless otherwise indicated in this Prospectus, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located and at 60(o) Fahrenheit. "Finding costs" refers to costs incurred for development, exploration and acquisition activities which add to the Company's oil and gas reserves. "Finding costs per BOE" refers to the finding costs divided by net proved reserve additions from acquisitions, extensions, discoveries, improved recovery and revisions, on a BOE basis. "Improved recovery", "enhanced oil recovery" and "EOR" include all methods of supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, and include waterfloods, thermal techniques (including cyclic steam, steam flood and in situ combustion operations) and CO(2) (carbon dioxide) injection. "Heavy oil" or "heavy crude" is low gravity, high viscosity crude oil. "Working interest" means an operating interest which gives the owner the right to drill, produce and conduct operating activities on a property and to a share of production and requires the owner to bear a proportionate share of related expenses. "Net revenue interest" means the percentage of production to which the owner of a working interest is entitled. "Net acres" and "net wells" refer to the sum of the fractional working interests owned in gross acres and gross wells, respectively. Unless otherwise indicated, references to "reserves" means net proved reserves and references to "wells" means gross wells. "EBITDA" is defined as the sum of income before provision for income taxes, interest, depreciation, depletion, amortization, impairments and certain non-cash charges including gains or losses realized on the disposition of properties. In this Prospectus, references to "dollars," "U.S.$" and "$" are to United States dollars.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and historical and pro forma financial statements appearing elsewhere in this Prospectus. Unless otherwise indicated, references to the assets, operations and performance of the "Company" prior to the closing of the Offerings (defined herein) refer to the assets, operations and performance of the Western Division (the "Western Division") of Santa Fe Energy Resources, Inc. ("SFR"). Unless otherwise indicated, all data in this Prospectus assume the Underwriters' over-allotment options are not exercised. Certain terms used herein are defined under "Certain Definitions".

                                  THE COMPANY

     Monterey Resources, Inc., a wholly owned subsidiary of SFR (the "Company"), is an independent oil and gas company engaged in the production, development and acquisition of oil and natural gas in the State of California. As of September 1, 1996 the Company had net proved reserves of approximately 214 MMBOE with a pre-tax net present value, discounted at 10%, of approximately $750 million, according to estimates prepared by Ryder Scott Company, independent petroleum engineers ("Ryder Scott"). In 1995 the Company's operations generated total revenues of approximately $211 million, EBITDA of approximately $108 million and net income of approximately $34 million. During the nine months ended September 30, 1996, the Company's average production was approximately 47 MBOE per day, resulting in a reserve-to-production ratio of 12.5 years.

     The Company was formed in August 1996 to own the properties and conduct the business of the Western Division of SFR following a determination by SFR's board of directors to separate SFR's operations into two independent companies. The SFR board made this determination because SFR's oil and gas operations have developed, over time, into separate businesses that operate independently and have diverging capital requirements and risk profiles. In addition, the board believes that separating SFR's operations into two independent companies will allow each to more efficiently develop its distinct resource base and pursue separate business opportunities while providing each with improved access to capital markets. While the Company will focus its efforts on its California properties, SFR has advised the Company that SFR intends to focus on developing and exploiting its properties outside of California and pursuing acquisition and exploration opportunities in other areas of the United States and abroad. The Offerings and the other transactions to be effected at or prior to the closing of the Offerings are the initial phase of the separation of these two businesses. Immediately after the Offerings are consummated, SFR will own approximately 85% of the outstanding Common Stock. The second phase of the separation will involve the distribution of the shares of Common Stock owned by SFR following the Offerings to the common stockholders of SFR. See
"-- Transactions at Closing" and "-- Relationship Between the Company and
SFR -- Intended Spin Off by SFR".

     The Company owns and operates properties in four major oil producing fields located in the San Joaquin Valley of California: Midway-Sunset, Kern River, South Belridge and Coalinga. These fields are among the most prolific oil fields in the United States, particularly Midway-Sunset, Kern River, and South Belridge, which are the three largest producing oil fields in the lower 48 states. The Midway-Sunset field accounted for approximately 78% of the Company's total proved reserves at September 1, 1996 and 74% of its average daily production for the first nine months of 1996. An additional 18% of the Company's total proved reserves as of September 1, 1996, and 21% of its average daily production for the first nine months of 1996 were attributable to the Kern River, South Belridge and Coalinga fields. The Company initiated production from the San Joaquin Valley fields in 1905 and nearly all of the reserves in these fields have been characterized by low gravity and high viscosity or "heavy" oil, the production of which depends primarily on thermally enhanced recovery techniques. The Company holds an interest in approximately 16,000 gross acres in these fields with an average working interest in these properties of approximately 99%.

     The Company seeks to accelerate its growth in both production and reserves through an active development program which concentrates on the use of heat (typically in the form of steam) to reduce the viscosity and increase the producibility of its reserve base. During the five years ended December 31,

1995, the Company spent a total of $176 million (an average of $35 million per year) on development activities on its properties. Cumulative production from the Company's properties during the same five-year period exceeded 78 MMBOE while additions to proved reserves exceeded 97 MMBOE (yielding 19 MMBOE net additions after production). The table set forth below demonstrates the growth in the Company's proved reserve base, as estimated by Ryder Scott:

                                                              PROVED RESERVES
                                          -------------------------------------------------------
                                                       DECEMBER 31,
                                          ---------------------------------------    SEPTEMBER 1,
                                          1991    1992    1993(1)    1994    1995        1996
                                          ----    ----    -------    ----    ----    ------------
    Crude oil (MMBbls)..................  183     190       184      191     200          212
    Natural gas (BCF)...................   22      19        12       13      12           12
      Total (MMBOE).....................  187     193       186      193     202          214

---------------

(1) The reduction in proved reserves in 1993 primarily reflects the sale of the Western Division's interests in certain properties containing estimated proved reserves of approximately 5.7 MMBOE.


Based on reservoir engineering studies prepared by Ryder Scott, the Company believes that it can continue to make significant additions to proved reserves on its properties through additional EOR and development projects, and the Company has developed a large inventory of such projects. The Company anticipates spending approximately $46 million during 1996 (of which $35 million has been expended through September 30, 1996) and $68 million during 1997 on additional development projects on its properties. Because the actual amounts expended in the future and the results therefrom will be influenced by numerous factors, including many beyond the Company's control, and due to the inherent uncertainty of reservoir engineering studies, no assurances can be given as to the amounts that will be expended or, if expended, that the results therefrom will be consistent with the Company's prior experience or expectations. See "Business -- Development Activities".


                            ORGANIZATION OF MONTEREY

     The Company is currently a wholly owned subsidiary of SFR. Following the Offerings, SFR and the purchasers in the Offerings will own 85.2% and 14.8%, respectively, of the Company's outstanding Common Stock. The Company's structure prior to and after the Offerings is set forth below:



                           [ORGANIZATIONAL CHART]

                                    STRATEGY

     The Company's strategy is to efficiently and consistently increase its production rates and proved reserves while maximizing total return to stockholders. The Company intends to achieve its objectives by developing its existing fields through the deployment of advanced production techniques, by pursuing reserve acquisition opportunities which are consistent with its geographic and operational strengths, and by maintaining a dividend policy that will provide a significant current return to stockholders. Key elements of the Company's strategy include:

     ACCELERATED EXPLOITATION PROGRAM. The Company plans to increase its investment in relatively low-risk development and infill drilling opportunities in its existing fields in order to maximize production and reserves over the long-term. During the five years ended December 31, 1995, the Company completed 1,064 well operations (which include development and injection wells, workovers and recompletions), of which 1,062 were successful. These operations contributed proved reserve additions of approximately 97 MMBOE at an average finding cost of $2.32 per BOE. Reserve additions in 1995 totaled approximately 24 MMBOE, more than 150% of production for the year. The Company expects to complete more than 300 well operations in each of 1996 and 1997 with budgeted capital expenditures during such years of approximately $51 million and $68 million, respectively. The Company believes that its sizable project inventory will allow it to continue to increase its production and reserves over the next several years.

     INCREASED HORIZONTAL DRILLING. The Company has recently begun to utilize horizontal drilling techniques, which have increased production and ultimate reserve recovery on its existing properties. The Company drilled six horizontal wells in the Midway-Sunset field during the first nine months of 1996 which are currently producing at rates ranging from 80 to 400 Bbls per day (an average of 150 Bbls per day) per well compared to an average of 20 Bbls per day from the Company's conventional vertical wells, although there can be no assurance that such rates can be sustained in the future. The Company expects to complete 45 additional horizontal wells by the end of 1997 at an expected capital cost of approximately $20 million, although the actual number of horizontal wells drilled could be increased or decreased based upon the results realized from the horizontal wells completed. While horizontal drilling has only recently been employed in the Company's operations, the Company believes that this technology represents a significant opportunity for more cost-effective development, increased reserves, increased production and total recovery rates from its properties.

     LOW COST PRODUCER. The Company believes that its finding costs and producing costs are among the lowest for heavy crude producers in the United States. Due to the reservoir characteristics of the Company's producing properties and the extensive development activities conducted to date thereon, such properties are well suited to low cost development and exploitation drilling. For example, the Company's average finding cost for the three years ended December 31, 1995 was $1.97 per BOE. In addition, continuing cost control efforts have contributed to the reduction of its production and operating costs from $6.52 per BOE in 1991 to $5.75 per BOE for the first nine months of 1996 (excluding hedging losses of $0.25 per BOE). The Company plans to continue to pursue operational efficiencies, including facilities upgrades and process consolidations with adjoining producers, to further reduce both finding and producing costs.

     FINANCIAL AND OPERATIONAL FLEXIBILITY. The Company believes that the consummation of the Offerings and the related transactions will give the Company significantly more operational and financial flexibility, including the ability to (i) maintain an appropriate capital structure, (ii) focus its available financial resources on the development of its producing properties in California and (iii) pursue selective acquisition opportunities as they arise. On a pro forma basis, after giving effect to the consummation of the Offerings and the Transactions, the Company had total indebtedness of $214 million as of September 30, 1996 and a pro forma ratio of EBITDA to interest expense for the first nine months of 1996 of 6.6 to 1.0.

     SIGNIFICANT DIVIDEND PAYOUT. Following the Offerings, the Company intends to maintain a dividend policy that will provide a significant return to stockholders. The Company intends to pay dividends at a rate of $0.60 per share per annum to the holders of Common Stock (representing a yield of 4.3% assuming an initial public offering price of $14 per share). However, the actual amount of future dividends declared and paid, if any, will depend upon the declaration of same by the Company's board of directors and upon the Company's financial condition, earnings and funds from operations, the level of its capital and exploration expenditures, dividend restrictions contained in its financing agreements, its future business prospects and such other matters as the directors of the Company may deem relevant.

     APPLICATION OF ADVANCED TECHNOLOGIES. The Company will continue to utilize its growing technology base, including increasing use of 3-D seismic surveys, water floods, thermal EOR techniques, new fracturing techniques and reservoir modeling. The Company believes that 3-D seismic techniques may identify significant additional reserves and has recently entered into a joint venture with Chevron U.S.A., Inc. to conduct a 3-D seismic survey of certain properties in the Midway-Sunset field. The Company has extensive experience with EOR techniques and has conducted steamflood operations on its properties since the 1960s. The Company has improved its thermal EOR techniques over time and is currently focusing on efficient reservoir heat management techniques which are intended to optimize recoveries and minimize fuel costs. The Company believes that its expertise in utilizing advanced technologies will allow it to identify and recover additional reserves in its existing properties.


     EXPLOITATION OF FAVORABLE MARKET CONDITIONS. Market conditions for producers of California heavy crude have improved significantly in recent years. Based upon statistics developed by the California Energy Commission and the U.S. Census Bureau, California consumes more energy than any other state in the United States and its energy consumption is expected to grow through at least the year 2000 as its population expands. While California's energy consumption continues to increase, California's aggregate crude supply has decreased primarily as the result of three factors: (i) declining California crude production; (ii) reduced oil supplies to California from the Alaskan North Slope (which provided 60% of the crude oil consumed by refiners in California during 1995) resulting from a decline in production and the initiation of sales to foreign markets; and (iii) the availability of new transportation systems which enable San Joaquin producers to sell crude oil outside California. The Company believes that California's growing energy demand and declining crude oil supply, together with other market factors, have contributed to the increase in average posted prices for the Midway-Sunset field (for heavy crude) from $12.08 per Bbl in 1991 to $15.25 per Bbl for the first nine months of 1996. In addition, the spread between the West Texas Intermediate ("WTI") posted price (for light crude) and the Midway-Sunset field posted price (for heavy crude) has declined from $8.12 per Bbl in 1991 to $4.37 per Bbl for the first nine months of 1996. There can be no assurances, however, with respect to future Midway-Sunset field posted prices for crude oil or the future spread between WTI and Midway-Sunset posted prices.


     REGIONAL EXPERTISE. The Company is one of the largest independent oil producers in California, based upon a 1995 report of the California Department of Conservation. The Company intends to continue to focus on this region in order to capitalize on its geologic, engineering and production expertise developed through continuous operations in the area since 1905. The Company believes that such expertise gives it the ability to efficiently develop additions to proved reserves in the Company's existing portfolio of properties as well as to identify potential acquisitions.

                            TRANSACTIONS AT CLOSING

     Prior to or concurrently with the consummation of the Offerings, the following transactions will occur:

          (a) the Company and SFR will enter into a contribution and conveyance agreement (the "Contribution Agreement"), pursuant to which, among other things: (i) SFR will contribute to the Company substantially all of the assets and properties of the Western Division, subject to the retention by SFR of the Production Payment (as defined below) and certain other assets (see "Relationship Between the Company and SFR -- Contractual
     Arrangements -- Contribution Agreement"); (ii) SFR will retain a production payment (the "Production Payment") in an aggregate amount not to exceed $30 million, with respect to certain properties in the Midway-Sunset field, which Production Payment will be prepayable in whole or in part without penalty by the Company at any time or from time to time; (iii) the Company will assume all obligations and liabilities of SFR associated with or allocated to the assets and properties of the Western Division, including $245 million of indebtedness in respect of SFR's 10.23% Series E Notes due 1997, 10.27% Series F Notes due 1998 and 10.61% Series G Notes due 2005 (the "Series E Notes", "Series F Notes" and "Series G Notes", respectively, and the "SFR Senior Notes", collectively); and (iv) the Company and SFR will agree that either (A) under certain circumstances the Company will purchase from SFR the surface rights to approximately 116 surface acres in Orange County, California (the "Olinda Property") to be retained by SFR, which surface rights are currently held by SFR under a contract for sale to a third party or (B) if the sale of the Olinda Property to such third party is consummated, the Company will use approximately $8.5 million of funds available under the New Credit Facility to purchase from SFR the $8.5 million promissory note received by SFR from such third party;


          (b) the Company will (i) use a portion of the net proceeds of the Offerings to repay in full the $70 million aggregate principal amount of the Series E Notes and Series F Notes and accrued and unpaid interest thereon, and pay a prepayment penalty of approximately $2.5 million thereon and (ii) issue $175 million in aggregate principal amount of its 10.61% Senior Notes due 2005 (the "Company Senior Notes") to holders of the Series G Notes in exchange for the cancellation of such notes, and pay a $1.3 million consent fee in connection therewith;

          (c) (i) SFR and the Company will enter into a new $75 million revolving credit facility with a group of banks (the "New Credit Facility") and SFR is expected to borrow approximately $16 million thereunder, and
     (ii) upon consummation of the Offerings, the Company will repay all such indebtedness outstanding under the New Credit Facility with a portion of the net proceeds of the Offerings; and

          (d) SFR and the Company will enter into certain intercompany agreements regarding corporate services, taxes, indemnification and certain other matters as more fully described under "-- Relationship Between the Company and SFR".

     Promptly following the consummation of the Offerings, the Company intends to prepay the Production Payment in full with funds available under the New Credit Facility. The transactions described above, excluding the Offerings but including prepayment of the Production Payment, are referred to herein collectively as the "Transactions".

     In addition to the Transactions described above, SFR has (a) commenced an offer to purchase for cash (the "SFR Tender Offer") outstanding shares of its Convertible Preferred Stock, 7% Series (the "Convertible Preferred Stock"); and
(b) executed a supplemental indenture relating to its $100 million outstanding principal amount of 11% Senior Subordinated Debentures due 2004 (the "SFR Debentures") which permits the Transactions and the Spin Off (defined herein) to be effected (the "SFR Debenture Amendments"). The closing of the SFR Tender Offer is not a condition to the consummation of the Offerings.

     As of September 30, 1996, and after giving pro forma effect to consummation of the Offerings and the Transactions, the Company would have had cash of $11 million, total assets of $443 million, total debt outstanding of $214 million and shareholders' equity of $137 million. See the Pro Forma Financial Statements of the Company included elsewhere in this Prospectus.

                                 THE OFFERINGS

Common Stock offered (1)(2):
  U.S. Offering........................  6,320,000 shares
  International Offering...............  1,580,000 shares
          Total........................  7,900,000 shares
Common Stock to be outstanding
  after the Offerings(2)(3)............  53,250,000 shares
Use of Proceeds........................  The net proceeds of the Offerings will be used to repay certain outstanding indebtedness of the
                                         Company (including indebtedness assumed from SFR
                                         pursuant to the Contribution Agreement) and the
                                         balance, if any, will be used for working capital
                                         purposes. See "Use of Proceeds".
Dividend Policy........................  The Company currently intends to pay to its stockholders a dividend of $0.15 per quarter ($0.60
                                         annually) per share of Common Stock. The first
                                         dividend (which is anticipated to be approximately
                                         $0.22 per share of Common Stock) is anticipated to
                                         be paid in April 1997 in respect of the Company's
                                         first partial quarter ending December 31, 1996 and
                                         its first full quarter of operations ending March
                                         31, 1997. The determination of the amount of cash
                                         dividends (including the initial quarterly dividend
                                         referred to above), if any, to be declared and paid
                                         will depend upon declaration by the Company's board
                                         of directors and upon the Company's financial
                                         condition, earnings and funds from operations, the
                                         level of its capital and exploration expenditures,
                                         dividend restrictions contained in the New Credit
                                         Facility and the Company Senior Notes, its future
                                         business prospects and such other matters as the
                                         Company's directors deem relevant. See "Dividend
                                         Policy".
Listing................................  The Common Stock has been approved for listing on the New York Stock Exchange (the "NYSE"), subject to
                                         official notice of issuance.
Proposed Stock Symbol..................  "MRC"

---------------

(1) The offering of 6,320,000 shares of Common Stock initially being offered in the United States (the "U.S. Offering") and the offering of 1,580,000 shares of Common Stock initially being offered outside of the United States (the "International Offering") are collectively referred to herein as the "Offerings".

(2) Assumes the Underwriters' over-allotment options are not exercised. See "Underwriting".

(3) Does not include 3,500,000 shares reserved for issuance pursuant to the Company's incentive compensation plans. See "Management".

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

    The following table sets forth, for the periods indicated, summary historical financial data for SFR's Western Division and summary pro forma financial data for the Company. The summary historical balance sheet data as of December 31, 1995 and 1994 and the summary historical income statement and cash flow data for each of the three years in the period ended December 31, 1995 are derived from the financial statements of the Western Division of SFR, which have been audited by Price Waterhouse LLP. The summary historical financial data for the nine month periods ended September 30, 1995 and September 30, 1996 are derived from the unaudited financial statements of the Western Division of SFR and include, in the opinion of management, adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial data for such periods. The summary historical balance sheet data as of December 31, 1991, 1992 and 1993 and the summary historical income statement and cash flow data for each of the two years in the period ended December 31, 1992 have been derived from the unaudited accounting records of the Western Division of SFR. The summary pro forma financial data for the Company set forth below are based on numerous assumptions and include adjustments as explained in the unaudited pro forma financial statements of the Company and the notes thereto included elsewhere in this Prospectus. All such summary historical and pro forma financial data set forth below should be read in conjunction with such financial statements and notes thereto appearing elsewhere herein. The following information should not be deemed indicative of future operating results for the Company. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations".



                                                                                             WESTERN
                                                                            MONTEREY         DIVISION           MONTEREY
                                         WESTERN DIVISION HISTORICAL     RESOURCES, INC.    HISTORICAL       RESOURCES, INC.
                                      ---------------------------------   PRO FORMA(1)    --------------       PRO FORMA(1)
                                                    YEAR                 ---------------   NINE MONTHS       ---------------
                                                    ENDED                     YEAR            ENDED            NINE MONTHS
                                                DECEMBER 31,                  ENDED       SEPTEMBER 30,           ENDED
                                      ---------------------------------   DECEMBER 31,    --------------      SEPTEMBER 30,
                                      1991   1992   1993   1994   1995        1995        1995     1996           1996
                                      ----   ----   ----   ----   -----  ---------------  ----     -----     ---------------
                                                           (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Revenues........................... $240   $215   $187   $179   $ 211       $ 211       $159     $ 214          $ 214
                                      ----   ----   ----   ----   -----       -----       ----     -----          -----
  Costs and expenses:
    Production and operating.........  103    105    100     86      85          85         63        76(2)          76(2)
    Cost of crude oil purchased......   --     --     --     --      --          --         --        21             21
    Exploration, including dry hole
      costs..........................    3      3      2      1       2           2          2         1              1
    Depletion, depreciation and
      amortization...................   40     44     41     32      33          33         24        28             28
    Impairment of oil and gas
      properties(3)..................   --     --     49     --      --          --         --        --             --
    General and administrative.......    6      9      9      8       7           9          5         6              7
    Taxes (other than income)........   13      9      9      9       8           8          7         7              7
    Restructuring charges(4).........   --     --     12      1      --          --         --        --             --
                                      ----   ----   ----   ----   -----       -----       ----     -----          -----
                                       165    170    222    137     135         137        101       139            140
                                      ----   ----   ----   ----   -----       -----       ----     -----          -----
  Income (loss) from operations......   75     45    (35)    42      76          74         58        75             74
    Interest, net(5).................  (27)   (27)   (27)   (26)    (25)        (20)       (19)      (18)           (15)
    Other income (expense)...........    5      1     --     --      (1)         (1)        --        --             --
                                      ----   ----   ----   ----   -----       -----       ----     -----          -----
  Income (loss) before income
    taxes............................   53     19    (62)    16      50          53         39        57             59
    Income taxes.....................  (19)    (6)    27     (4)    (16)        (17)       (13)      (21)           (21)
                                      ----   ----   ----   ----   -----       -----       ----     -----          -----
  Net income (loss).................. $ 34   $ 13   $(35)  $ 12   $  34       $  36       $ 26     $  36          $  38
                                      ====   ====   ====   ====   =====       =====       ====     =====          =====
  Pro forma earnings (loss) per
    common share (in dollars)........                             $0.76       $0.68                $0.79          $0.71
                                                                  =====       =====                =====          =====
  Average shares outstanding
    (millions).......................                              45.3        53.3                 45.3           53.3
CASH FLOW DATA:
  Net cash provided by operating
    activities(6).................... $ 86   $ 59   $ 47   $ 45   $  76         N/A       $ 71     $  62            N/A
  Net cash used in investing
    activities.......................   60     17     18     18      54         N/A         47        41            N/A
  Net cash used in financing
    activities.......................   26     42     29     27      22         N/A         24        21            N/A
  Capital expenditures, including
    acquisitions of producing
    properties.......................   70     20     47     27      54         N/A         47        41            N/A
BALANCE SHEET DATA (at end of period):
  Cash and cash equivalents.......... $ --   $ --   $ --   $ --   $  --         N/A       $ --     $  --          $  11
  Total assets.......................  503    476    387    376     391         N/A        392       424            443
  Total debt.........................  265    263    258    245     245         N/A        245       245            214
  Shareholders' equity...............  121     94     35     32      45         N/A         34        60            137
OTHER FINANCIAL DATA:
  EBITDA(7).......................... $119   $ 89   $ 55   $ 74   $ 108       $ 106       $ 81     $ 103          $ 102
  Ratio of EBITDA to interest
    expense..........................  4.3    3.2    2.0    2.8     4.2         5.1        4.2       5.3            6.6

---------------

(1) Pro forma for the consummation of the Offerings and the Transactions as if the Offerings and the Transactions had occurred on January 1, 1995, except for the balance sheet data which assumes the Offerings and the Transactions had occurred on September 30, 1996. See the Pro Forma Condensed Financial Statements included herein.

(2) Includes $3 million attributable to losses incurred under the Company's hedging arrangements in respect of natural gas purchased by the Company as fuel for thermal EOR operations. All such arrangements terminated on or prior to June 30, 1996.

(3) Reflects a non-cash charge for the impairment of oil and gas properties. For a further description of the impairments recorded in 1993, see Note 2 of the Notes to the Financial Statements included elsewhere in this Prospectus.

(4) Includes non-recurring charges in 1993 relating to implementation of SFR's restructuring program comprised of (i) losses on property dispositions of $11 million and (ii) accruals for certain personnel benefits and related costs of $1 million. Includes non-recurring charges in 1994 relating to SFR's restructuring program of $1 million comprised of severance, benefits and relocation expenses.

(5) Net of capitalized interest of $0.3 million, $0.1 million, $0.3 million, $0.6 million and $0.7 million in the years 1991, 1992, 1993, 1994 and 1995, respectively, and $0.5 million and $0.9 million in the nine months ended September 30, 1995 and 1996, respectively. Includes interest income of $0.2 million, $0.2 million and $0.1 million in 1991, 1992 and 1993, respectively.

(6) Net cash provided by operating activities equals the sum of net income and non-cash charges less net changes in current and non-current operating assets and liabilities.

(7) EBITDA as presented herein is defined as the sum of income before provision for income taxes, interest, depreciation, depletion, amortization, impairments and certain non-cash charges including gains or losses realized on the disposition of properties. EBITDA, as presented herein, is used as a measure in the New Credit Facility and the Company Senior Notes and provides information regarding the Company's ability to service and incur debt. Because the New Credit Facility and the Company Senior Notes contain other financial measures, covenants and limitations (including mandatory principal repayments), EBITDA does not represent funds available for discretionary use. EBITDA should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Further, EBITDA, as presented herein, may not be comparable to similarly titled measures reported by other companies.

     The following table sets forth certain summary operating data for the Company for the periods indicated.

                             SUMMARY OPERATING DATA


                                                                                                   WESTERN
                                                                                 MONTEREY          DIVISION        MONTEREY
                                           WESTERN DIVISION HISTORICAL        RESOURCES, INC.     HISTORICAL    RESOURCES, INC.
                                     ---------------------------------------   PRO FORMA(1)     --------------   PRO FORMA(1)
                                                       YEAR                   ---------------    NINE MONTHS    ---------------
                                                      ENDED                        YEAR             ENDED         NINE MONTHS
                                                   DECEMBER 31,                    ENDED        SEPTEMBER 30,        ENDED
                                     ---------------------------------------   DECEMBER 31,     --------------   SEPTEMBER 30,
                                     1991    1992    1993       1994    1995       1995          1995    1996        1996
                                     -----   -----   -----     ------  ------ ---------------   ------   -----  ---------------
OPERATING DATA:
Average daily production
  Crude oil and liquids (MBbls/d)...    42      42      43(2)      41      42         42            41      46          46
  Natural gas (MMcf/d)..............     9       7       6(2)       4       5          5             5       4           4
  Total production (MBOE/d).........    43      43      44(2)      42      43         43            42      47          47
Average realized sales prices,
  hedged(3)
  Crude oil and liquids ($/Bbl)..... 15.19   13.67   11.63      11.53   13.50      13.50         13.79   15.08       15.08
  Natural gas ($/Mcf)...............  1.72    1.57    1.59       1.14    0.98       0.98          1.02    1.00        1.00
Average costs and expenses per BOE
  (in dollars)(4)
  Production and operating:
    Steam generation................  1.95    2.41    2.26       2.16    1.98       1.98          1.91    2.48(5)       2.48(5)
    Lease operating.................  4.57    4.24    4.05       3.47    3.50       3.50          3.59    3.52        3.52
                                     -----   -----   -----      -----   -----      -----         -----   -----       -----
      Total.........................  6.52    6.65    6.31       5.63    5.48       5.48          5.50    6.00(5)       6.00(5)
                                     -----   -----   -----      -----   -----      -----         -----   -----       -----
  Exploration, including dry
    holes...........................  0.17    0.17    0.11       0.09    0.15       0.15          0.18    0.09        0.09
  Depletion, depreciation and
    amortization....................  2.55    2.79    2.59       2.09    2.08       2.08          2.06    2.18        2.18
  Impairment of oil and gas
    properties......................    --      --    3.09         --      --         --            --      --          --
  General and administrative........  0.42    0.56    0.58       0.51    0.47       0.60          0.47    0.45        0.55
  Restructuring charges.............    --      --    0.75       0.07      --         --            --      --          --
  Taxes (other than income).........  0.83    0.56    0.53       0.56    0.51       0.51          0.58    0.53        0.53
  Interest expense, net.............  1.73    1.74    1.69       1.68    1.61       1.28          1.63    1.44        1.14
Average finding cost per BOE
  (in dollars) (4)..................  6.05    0.89    3.18       1.04    2.17       2.17           N/A     N/A         N/A
Gross wells drilled.................   137      31     171         79     225        225           198     191         191

---------------

(1) Pro forma for the consummation of the Offerings and the Transactions as if the Offerings and the Transactions had occurred on January 1, 1995. See the Pro Forma Condensed Financial Statements included herein.

(2) Includes production attributable to properties sold in 1993 of 3 MBbls/d of crude oil and liquids and 2 MMcf/d of natural gas (3 MBOE/d).

(3) From time to time SFR hedges a portion of its oil sales. The Company has been allocated a portion of SFR's hedging gains and losses based on its hedged light and heavy oil production. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General".

(4) Average finding cost per BOE is calculated by dividing (i) costs incurred in development, exploration and acquisition of oil and gas reserves, by (ii) net proved reserve additions from acquisitions, extensions, discoveries, improved recovery and revisions, on a BOE basis.

(5) Historical and pro forma amounts include a $0.25 per BOE loss on hedging in respect of natural gas purchased for thermal EOR operations. Excluding such hedging losses, both historical and pro forma steam generation costs for 1995 would have been $2.23 per BOE and both total historical and pro forma operating costs for the nine months ended September 30, 1996 would have been $5.75 per BOE. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General".

                    SUMMARY OIL AND GAS RESERVE INFORMATION

     The following table sets forth summary information with respect to the Company's estimated proved oil and gas reserves as of each of the dates indicated. The estimates of proved reserves and present value of estimated future net cash flows have been prepared by Ryder Scott. See "Risk Factors -- Uncertainties in Estimates of Proved Reserves" and "Business -- Reserves".

                                                   AS OF DECEMBER 31,                    AS OF
                                      ---------------------------------------------   SEPTEMBER 1,
                                      1991      1992      1993      1994      1995        1996
                                      -----     -----     -----     -----     -----   ------------
Proved reserves:
  Crude oil and liquids (MMBbls).....   183       190       184       191       200         212
  Natural gas (Bcf)..................    22        19        12        13        12          12
  Total (MMBOE)......................   187       193       186       193       202         214
Proved developed reserves (MMBOE)....   149       157       142       142       159         169
Present value of estimated future net
  cash flows (millions of dollars):
  Before income taxes................   274       383       167       554       654         750
  After income taxes.................   218       275       143       366       426         N/A
Average sales prices at period end:
  Oil ($/Bbl)........................ 10.87     12.21      8.44     12.62     13.78       14.82
  Natural gas ($/Mcf)................  2.21      2.32      1.64      1.07      0.98        1.22
Reserve replacement ratio(1).........    90%      141%       87%      152%      153%        210%
Reserve-to-production ratio
  (in years)(2)......................  11.7      12.2      11.7      12.6      13.0        12.5

---------------

(1) The reserve replacement ratio is a percentage determined on a BOE basis by dividing the estimated reserves added during a period from exploitation, development and exploration activities, acquisitions of proved reserves and revisions of previous estimates, excluding property sales, by the oil and gas produced during that period.

(2) Reserve-to-production ratio is calculated on a BOE basis by dividing the total estimated proved reserves at period-end by the total production during the year, annualizing production for periods of less than a full year.

                    RELATIONSHIP BETWEEN THE COMPANY AND SFR
GENERAL

     The Company was incorporated in Delaware in August 1996 and is currently a wholly owned subsidiary of SFR. Immediately after the closing of the Offerings, SFR will own 45,350,000 shares of Common Stock, which will represent approximately 85% of the Company's outstanding Common Stock after the Offerings. As the owner of such shares, SFR will be in a position to control all matters affecting the Company.

INTENDED SPIN OFF BY SFR

     SFR has announced that after the Offerings it intends to distribute pro rata to its common stockholders all of the shares of Common Stock that it owns by means of a tax-free distribution (the "Spin Off"). SFR's final determination to proceed with the Spin Off will require a declaration of the Spin Off by SFR's board of directors. Such a declaration is not expected to be made until certain conditions, many of which are beyond the control of SFR, are satisfied, including: (i) receipt by SFR of a favorable ruling from the Internal Revenue Service as to the tax-free nature of the Spin Off; (ii) approval of the Spin Off by SFR's stockholders; (iii) the redemption or conversion of all or a substantial portion of the shares of each outstanding series of SFR preferred stock; and (iv) the absence of any future change in market or economic conditions (including developments in the capital markets) or SFR's or the Company's business or financial condition that causes SFR's board to conclude that the Spin Off is not in the best interests of SFR's stockholders. The Company has been advised by SFR that it does not expect the Spin Off to occur prior to June 1997. If SFR consummates the Spin Off, the increased number of shares of Common Stock available in the market may have an adverse effect on the market price of the Common Stock. The Company has been advised by SFR that as of September 30, 1996, SFR had 41,326 common stockholders of record. See "Relationship Between the Company and SFR".


     To protect SFR from Federal and state income taxes that would be incurred by it if the Spin Off were determined to be a taxable event, the Company and SFR have entered into an agreement (the "Spin Off Tax Indemnity Agreement") pursuant to which the Company has agreed to indemnify SFR with respect to tax liabilities resulting primarily from actions taken by the Company at any time during the one-year period commencing upon the Spin Off (which period is subject to increase if certain federal tax legislation is approved and is applicable to the Spin Off). The Company believes that if it is required to make payments pursuant to such agreement, the amount of such payments would have a material adverse effect on the Company's financial condition. The actions for which the Company is required to indemnify SFR pursuant to such agreement are within the Company's control (which actions include (i) merging or consolidating with or into any other corporation, (ii) liquidating or partially liquidating, (iii) selling or transferring all or substantially all of its assets, (iv) redeeming or otherwise repurchasing any of the Company's stock or (v) issuing additional shares of the Company's capital stock), and the Company has no intention to take any such actions during such period. For a further description of the Spin Off Tax Indemnity Agreement, see "Relationship Between the Company and
SFR -- Contractual Arrangements -- Spin Off Tax Indemnity Agreement".


CERTAIN AGREEMENTS BETWEEN THE COMPANY AND SFR

     In anticipation of the Offerings, and in view of SFR's intention to undertake the Spin Off, the Company and SFR intend to enter into the following agreements: (a) the Contribution Agreement, pursuant to which SFR will convey to the Company and the Company will assume and succeed to substantially all of the assets, liabilities and obligations of SFR associated with its Western Division, including $245 million of indebtedness in respect of the SFR Senior Notes (including interest thereon from and after October 1, 1996); (b) the Agreement for the Allocation of Consolidated Federal Income Tax Liability and State and Local Taxes Among the Members of the Santa Fe Energy Resources, Inc. Affiliated Group (the "Tax Allocation Agreement"), which provides for the allocation of taxes for periods during which the Company and SFR are included in the same consolidated group for Federal or state tax purposes, the allocation of responsibility for the filing of tax returns and certain other related matters;
(c) the Services Agreement, which provides for the continued provision of certain corporate and administrative services by SFR to the Company; (d) the Spin Off Tax Indemnity Agreement, which, in addition to providing the indemnification by the Company of SFR described above, provides that SFR shall prepare and file all consolidated Federal, combined state and local income or franchise tax returns required to be filed while the Company is a member of SFR's consolidated group and specifies that the Company will not be compensated for the carryback to SFR's affiliated group of any Company tax items realized after the Company ceases to be a member of SFR's affiliated group; and (e) the Registration Rights and Indemnification Agreement, pursuant to which (i) SFR may request, subject to certain limitations, that the Company register for sale under the Securities Act and applicable state securities laws the Common Stock owned by SFR and (ii) the Company and SFR agree to indemnify each other and their respective subsidiaries and as well as their respective directors, officers, employees, agents and representatives for certain costs and liabilities relating to violations of Federal and state securities laws in connection with the Offerings, the Spin Off and any registration of shares of Common Stock owned by SFR. For a more detailed summary of the terms of these agreements, see "Relationship Between the Company and SFR -- Contractual Arrangements".

     The Company's principal executive offices are located at 5201 Truxtun Avenue, Suite No. 100, Bakersfield, California 93309 and its telephone number is
(805) 322-3992.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be carefully considered in evaluating the Company and its business before purchasing the Common Stock offered by this Prospectus.

EFFECTS OF CHANGING OIL AND GAS PRICES

     The Company's profitability is determined in large part by the difference between the prices received for the oil and natural gas that it produces and the costs of finding, developing and producing such resources. Prices for oil and natural gas have been subject to wide fluctuations, which continue to reflect imbalances in supply and demand as well as other market conditions and the world political situation as it affects OPEC, the Middle East, the former Soviet Union and other producing countries. Moreover, the price of oil and natural gas may be affected by the price and availability of alternative sources of energy, weather conditions and the general state of the economy. Even relatively modest changes in oil and natural gas prices may significantly change the Company's revenues, results of operations, cash flows and proved reserves. Based on operating results for the first nine months of 1996, the Company estimates that on an annualized basis a $1.00 per barrel increase (or decrease) in its average crude oil sales prices would result in a corresponding $17 million increase (or decrease) in income from operations, a $10 million increase (or decrease) in net income and a $10 million increase (or decrease) in cash flows from operating activities. Because the Company is a relatively small producer of natural gas, it consumes more gas in its EOR operations than it produces. As a result, an increase in natural gas prices adversely affects the Company's results of operations. Based on operating results for the first nine months of 1996, the Company estimates that a $0.10 per Mcf increase (or decrease) in the average domestic natural gas sales price would result in a $2 million decrease (or increase) in income from operations, a $1 million decrease (or increase) in net income and a $1 million decrease (or increase) in cash flows from operating activities. The foregoing estimates do not give effect to changes in any other factors, such as the effect of the Company's hedging program or depreciation and depletion, that would result from a change in oil and natural gas prices.

     For the nine months ended September 30, 1996, approximately 93% of the Company's oil production consisted of heavy oil. The market for heavy oil differs substantially from the market for medium and light crude oil due principally to the higher transportation and refining costs associated with heavy crude. As a result, the price received for heavy crude oil is generally lower than the price received for medium and light crudes. Although the average price of heavy crude has increased, and the average price of lighter grades has fallen, from 1991 levels, no assurance can be given that the narrowing of the price differential between heavy and light crudes will continue in the future. In addition, there is not currently an effective measure by which to hedge the spread (or basis differential) between the prices paid for lighter grades of crude oil and prices paid for California heavy crude oil. See "Business -- Current Markets for Oil and Gas".

NEED TO REPLACE RESERVES

     Crude oil and natural gas are depleting assets. Therefore, unless the Company replaces over the long term the oil and natural gas produced from the Company's properties, the Company's assets will be depleted over time and its ability to service and incur debt at constant or declining prices will be reduced. The Company seeks to replace reserves through exploitation, development, exploration and acquisition. However, no assurance can be given that the Company will continue to replace reserves from such activities at acceptable costs. In addition, exploitation, development and exploration involve numerous risks, including geological uncertainties or other conditions that may result in dry holes, the failure to produce oil and gas in commercial quantities or the inability to fully produce discovered reserves. Therefore, there can be no assurance that the Company will be able to find and develop or acquire additional reserves to replace its current and future production.

GOVERNMENTAL AND ENVIRONMENTAL REGULATION

     The Company's activities are subject to various Federal, state and local laws and regulations covering the discharge of materials into the environment or otherwise relating to protection of the environment. In particular, the Company's oil and gas exploration, development, production and EOR operations, its activities in connection with storage and transportation of liquid hydrocarbons and its use of facilities for treating, processing, recovering or otherwise handling hydrocarbons and waste therefrom are subject to stringent environmental regulation by governmental authorities. Such regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning the Company's oil and gas wells and other facilities.

     The Company has expended significant resources, both financial and managerial, to comply with environmental regulations and permitting requirements and anticipates that it will continue to do so in the future. Such compliance costs in 1995 were $1 million and are expected to be approximately $2 million in 1996. Although the Company believes that its operations and facilities are in general compliance with applicable environmental regulations, risks of substantial costs and liabilities are inherent in oil and gas operations, and there can be no assurance that significant costs and liabilities will not be incurred by the Company in the future. Furthermore, there can be no assurance that other developments, such as increasingly strict environmental laws, regulations and enforcement policies thereunder, and claims for damages to property, employees, other persons and the environment resulting from the Company's operations, will not result in substantial costs and liabilities in the future and adversely affect the Company's business, financial condition, liquidity and results of operations. For a further description of the environmental regulations to which the Company is subject as well as a description of certain sites with respect to which the Company will succeed as a potentially responsible party (as therein defined), see "Business -- Other Business Matters -- Environmental Regulation".

UNCERTAINTIES IN ESTIMATES OF PROVED RESERVES

     There are numerous uncertainties inherent in estimating proved reserves, including many factors beyond the control of the Company. The reserve data set forth in the Prospectus represent estimates only. Estimating quantities of proved reserves is inherently imprecise. Such estimates are based upon certain assumptions about future production levels, future natural gas and crude oil prices, the timing and amount of development expenditures and future operating costs made using currently available geologic, engineering and economic data, some or all of which may prove to be incorrect over time. As a result of changes in these assumptions that will occur in the future, and based upon further production history, results of future exploration and development activities, future natural gas and crude oil prices and other factors, the quantity of proved reserves may be subject to upward or downward revisions. The reserve estimates included in this Prospectus were prepared by Ryder Scott. See "Business -- Reserves".

     Actual future net cash flows from production of the Company's reserves will be affected by factors such as actual production, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and gas purchasers, changes in governmental regulations or taxation and the impact of inflation on costs. The timing of actual future net revenue from proved reserves, and thus their actual present value, can be affected by the timing of the incurrence of expenditures in connection with development of oil and gas properties. The 10% discount factor, which is required by the Commission to be used to calculate present value for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the oil and gas industry. Discounted present value, no matter what discount rate is used, is materially affected by assumptions as to the amount and timing of future production, which may and often do prove to be inaccurate.

LEVERAGE


     Upon completion of the Offerings and the application of the net proceeds therefrom, on a pro forma basis as of September 30, 1996 the Company would have total outstanding debt of approximately $214 million (after giving effect to $30 million to be drawn under the New Credit Facility in order to prepay the Production Payment promptly following the consummation of the Offerings and $8.5 million to be used after consummation of the Offerings to purchase an $8.5 million note from SFR to be secured by the Olinda Property). The Company will have a total of $75 million of borrowing capacity under the New Credit Facility (of which approximately $41 million (including approximately $2 million in letters of credit) will be utilized or committed upon consummation of the Offerings), which the Company can draw upon to finance development and exploratory drilling and acquisition costs. The Company's level of indebtedness has several important effects on its operations, including (i) a portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest incurred under the Company Senior Notes and, to the extent drawn upon, the New Credit Facility and will not be available for other purposes, (ii) the covenants contained in the Company Senior Notes and the New Credit Facility require the Company to meet certain financial tests, other restrictions limit its ability to borrow additional funds or to dispose of assets and may affect the Company's flexibility in planning for, and reacting to, changes in business conditions and other provisions in the Company Senior Notes and New Credit Facility will require the Company to prepay indebtedness outstanding thereunder upon a change in control (as defined therein) and (iii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. There can be no assurance that the Company's future performance will not be adversely affected by such economic conditions and financial, business and other factors. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and Note 1 to the Company's Financial Statements.


COMPETITION

     The oil and gas industry is highly competitive. The Company encounters competition from other oil and gas companies in all areas of its operations. The Company's competitors include major integrated oil and natural gas companies and numerous independent oil and natural gas companies and drilling and income programs, as well as state-owned energy companies. Many of these competitors have financial and other resources substantially in excess of those available to the Company. See "Business -- Other Business Matters -- Competition".

RISKS OF OIL AND GAS OPERATIONS

     The oil and gas business involves certain operating hazards such as well blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pollution, releases of toxic gas and other environmental hazards and risks, any of which could result in loss of human life, significant damage to property, environmental pollution, impairment of the Company's operations and substantial losses to the Company. The availability of a ready market for the Company's oil and natural gas production also depends on the proximity of reserves to, and the capacity of, oil and gas gathering systems, pipelines and trucking or terminal facilities. In addition, the Company may be liable for environmental damages caused by previous owners of property purchased and leased by the Company. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for development, acquisitions or exploration, or result in the loss of the Company's properties. In accordance with customary industry practices, the Company maintains insurance against some, but not all, of such risks. The occurrence of an event not fully covered by insurance could have a material adverse effect on the financial condition and results of operations of the Company. See "Business -- Other Business Matters".

LACK OF INDEPENDENT OPERATING HISTORY

     Prior to the consummation of the Offerings, the business of the Company was operated as the Western Division of SFR. Accordingly, no financial or operating history of the Company as an independent entity is available for a potential investor to evaluate. Following the consummation of the Transactions, the Company will operate as a stand-alone entity and will no longer benefit from the direct operational, financial and other support previously provided by SFR to the Western Division, although the Company and SFR will enter into a services agreement (terminable by either party on 90 days' notice without cause) pursuant to which SFR will provide certain corporate and administrative services to the Company. Upon termination of such services agreement or the elimination of any services to be provided thereunder, the Company will be responsible for obtaining such services on its own. If the Company is unable to perform such services or obtain them on acceptable terms, the Company's business, financial condition and results of operations could be adversely affected. See "Relationship Between the Company and SFR -- Contractual Arrangements".

CONTROL BY SFR

     The Company is currently a wholly owned subsidiary of SFR. Following the Offerings, SFR will own approximately 85% of the outstanding Common Stock. After the Offerings, through its ability to elect all directors of the Company, SFR will control all matters affecting the Company, including any determination with respect to acquisition or disposition of Company assets, future issuance of Common Stock or other securities of the Company, the Company's incurrence of debt and any dividend payable on Common Stock. For a description of SFR's current intentions with respect to the shares of Common Stock that it owns, see "-- Intended Spin Off by SFR". The Company has granted SFR certain demand and piggyback registration rights with respect to the Common Stock owned by SFR. See "Relationship Between the Company and SFR -- Contractual Arrangements". Although SFR has announced its intention to distribute its remaining shares to its stockholders, subject to certain conditions, to the extent SFR maintains a substantial investment in the Company, SFR will be in a position to control the policies and affairs of the Company and to determine the outcome of corporate actions requiring stockholder approval. Conflicts of interest may arise in the future between the Company and SFR in a number of areas relating to their past and ongoing relationship, including allocation of capital, dividends, incurrence of indebtedness, tax matters, financial commitments, registration rights, administration of benefit plans, service arrangements, potential acquisitions of businesses or oil and gas properties and other corporate opportunities, the issuance and sale of capital stock of the Company and the election of directors.

     Three of the Company's seven directors are executive officers of SFR and four of such directors are directors of SFR. Upon consummation of the Offerings, none of the Company's executive officers will be officers of SFR; however, one of the Company's seven directors will be a director of SFR and two of the Company's directors will be executive officers of SFR. It is anticipated that additional changes to the Company's board of directors will be made following the Spin Off. See "Risk Factors -- Intended Spin Off by SFR" and
"Management -- Directors and Executive Officers". The Company and SFR have entered into a number of agreements for the purpose of defining the ongoing relationship between them. As a result of SFR's ownership interest in the Company, the terms of such agreements were not, and the terms of any future amendments to those agreements may not be, the result of arm's length negotiations. Although SFR has advised the Company that it does not currently intend to engage in the exploration for natural gas, natural gas liquids and crude oil or in the hard minerals business in California except through its ownership of Common Stock of the Company, there are no restrictions, contractual or otherwise, on SFR's engaging in such activities. Accordingly, if SFR changes its current strategy, or makes an acquisition, it may compete with the Company. See "Relationship Between the Company and SFR".

SHARES ELIGIBLE FOR FUTURE SALE

     SFR and each director and executive officer of the Company have agreed not to dispose of any shares of Common Stock for a period of 180 days from the date of this Prospectus without the consent of the representatives of the Underwriters. The lockup provisions in these agreements are subject to waiver by the parties to these agreements. After expiration of the lockup period, the 45,350,000 currently outstanding shares of Common Stock, all of which are held by SFR, will be eligible for resale, subject to the two-year holding requirement of Rule 144 under the Securities Act, or pursuant to the exercise of demand registration rights. It is SFR's current intent to distribute the shares to its stockholders as described in "-- Intended Spin Off by SFR" below. In addition, upon consummation of the Offerings a total of 3,500,000 shares of Common Stock will be reserved for issuance pursuant to the Company's incentive compensation plans, of which a total of 74,166 shares of restricted Common Stock and options to purchase a total of 268,500 shares of Common Stock, the exercise price of which will be equal to the initial public offering price per share in the Offerings, will be issued to certain executive officers, key employees and non-employee directors of the Company. None of such options or restricted shares to be so issued upon consummation of the Offerings will be exercisable or transferable prior to the first anniversary of the Spin Off, except under certain limited circumstances. See "Management -- Executive Compensation".

     Prior to the Offerings, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that the future sales of shares or the availability of shares for sale will have on the market price for Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception of the availability of shares for sale, could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. See "Relationship Between the Company and SFR -- Ownership of Common Stock" and "Shares Eligible for Future Sale".

BENEFITS OF THE OFFERING TO SFR

     SFR, as the sole existing shareholder, will receive substantial benefits as a result of the Offerings, including the assumption by Monterey of the SFR Senior Notes and the use of a portion of the net proceeds received by the Company (i) to repay the $70 million aggregate principal amount of SFR's Series E Notes and Series F Notes and accrued and unpaid interest thereon, as well as the $2.5 million prepayment penalty thereon, and (ii) to retire SFR's expected borrowing of $16 million under the New Credit Facility. The Company will also issue $175 million of the Company Senior Notes in exchange for the surrender and cancellation of $175 million of SFR's Series G Notes.

INTENDED SPIN OFF BY SFR

     SFR has announced that after the Offerings it intends to distribute pro rata to its common stockholders all of the shares of Common Stock that it owns by means of a tax-free distribution. SFR's final determination to proceed with the Spin Off will require a declaration of the Spin Off by SFR's board of directors. Such a declaration is not expected to be made until certain conditions, many of which are beyond the control of SFR, are satisfied, including: (i) receipt by SFR of a favorable ruling from the Internal Revenue Service as to the tax-free nature of the Spin Off; (ii) approval of the Spin Off by SFR's stockholders; (iii) the redemption or conversion of all or a substantial portion of the shares of each outstanding series of SFR preferred stock; and (iv) the absence of any future change in market or economic conditions (including developments in the capital markets) or SFR's or the Company's business or financial condition that causes SFR's board to conclude that the Spin Off is not in the best interests of SFR's stockholders. The Company has been advised by SFR that it does not expect the Spin Off to occur prior to June 1997. If SFR consummates the Spin Off, the increased number of shares of Common Stock available in the market may have an adverse effect on the market price of the Common Stock. The Company has been advised by SFR that as of September 30, 1996, SFR had 41,326 common stockholders of record. See "Relationship Between the Company and SFR". No assurance can be given that the conditions to the Spin Off will be satisfied or that, in any event, SFR's board of directors will determine to declare the Spin Off or that SFR will not sell its shares of Common Stock.

     To protect SFR from Federal and state income taxes that would be incurred by it if the Spin Off were determined to be a taxable event, the Company and SFR have entered into the Spin Off Tax Indemnity Agreement pursuant to which the Company has agreed to indemnify SFR with respect to tax liabilities resulting primarily from actions taken by the Company at any time during the one-year period commencing upon the Spin Off, which period is subject to increase if certain federal tax legislation is enacted and is applicable to the Spin Off. The Company believes that if it is required to make payments pursuant to such agreement, the amount of such payments would have a material adverse effect on the Company's financial condition. The actions for which the Company is required to indemnify SFR pursuant to such agreement are within the Company's control, and the Company has no intention to take any actions during such one-year period that would have such an effect. See "Relationship Between the Company and SFR -- Contractual Arrangements -- Spin Off Tax Indemnity Agreement".

     It is anticipated that after the Spin Off one director of the Company will resign and two additional directors who are unaffiliated with the Company and SFR will be appointed to the Company's board of directors. Such additions, when completed, will increase the Company's board to eight members, of which only one will be affiliated with SFR.

CERTAIN ANTI-TAKEOVER PROVISIONS


     The Company's Certificate of Incorporation and Bylaws and the Delaware General Corporation Law contain provisions that may have the effect of discouraging unsolicited takeover proposals for the Company that a stockholder might consider to be in that stockholder's best interest. These provisions, among other things, restrict the ability of stockholders to take action by written consent, authorize the board of directors to adopt a rights plan and issue rights thereunder, authorize the board of directors to designate the terms of and issue new series of preferred stock, limit the personal liability of directors, require the Company to indemnify directors and officers to the fullest extent permitted by applicable law and impose restrictions on business combinations with certain interested parties. See "Description of Capital
Stock -- Certain Provisions of the Company's Charter and Bylaws and Delaware Law". In addition, certain provisions included in the Company Senior Notes and New Credit Facility will require the Company to prepay indebtedness outstanding thereunder upon a change in control (as defined therein) of the Company.


ABSENCE OF A PREVIOUS MARKET FOR COMMON STOCK

     There has been no public market for the Common Stock prior to the Offerings. Although the Common Stock has been approved for listing, subject to official notice of issuance, on the NYSE, no assurance can be given that an active trading market will develop or be sustained after the Offerings, or that purchasers of the Common Stock will be able to resell their Common Stock at prices equal to or greater than the initial public offering price. The initial public offering price will be determined by negotiations between the Company and the Underwriters and may not be indicative of the prices that may prevail in the public market. See "Underwriting" for a description of the factors to be considered in determining the initial public offering price for the Common Stock.

DEPENDENCE ON KEY PERSONNEL

     The Company depends to a large extent on the services of R. Graham Whaling, David Kilpatrick and certain other senior management personnel. The loss of the services of Messrs. Whaling, Kilpatrick or other senior management personnel could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not maintain key man insurance for the Company's benefit on any of its employees. Although the Company will enter into a three-year employment agreement with Mr. Whaling and a two-year employment agreement with Mr. Kilpatrick and certain other senior management personnel, there can be no assurance that the Company can retain key management personnel. The Company's success is also dependent upon its ability to continue to employ and retain skilled technical personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. See "Management -- Employment Agreements".

POSSIBLE IMPAIRMENT OF OIL AND GAS PROPERTIES

     The Company follows the successful efforts method of accounting for its oil and gas exploration and production activities. Under this method, costs (both tangible and intangible) of development wells, as well as the costs of prospective acreage, are capitalized. The costs of drilling and equipping exploratory wells which do not result in proved reserves are expensed upon the determination that the well does not justify commercial development. Other exploratory costs, including geological and geophysical costs, are expensed as incurred.

     The Company periodically reviews individual proved properties to determine if the carrying value of such properties as reflected in its accounting records exceeds the estimated undiscounted future net revenues from proved oil and gas reserves attributable to such properties. Based on this review and the continuing evaluation of development plans, economics and other factors, if appropriate, the Company records impairments (additional depletion and depreciation) pursuant to Statement of Financial Accounting Standards No. 121 ("SFAS No. 121") to the extent that the net book values of its properties exceed the expected discounted future net revenues. Such impairments constitute a charge to earnings which does not impact the Company's cash flow from operating activities. However, such writedowns impact the amount of the Company's stockholders' equity and, therefore, the ratio of debt to equity. The risk that the Company will be required to write down the carrying value of its oil and natural gas properties increases when oil and natural gas prices are depressed. Although the Company recorded an impairment of $49.1 million in 1993, the Company has not recorded any impairments associated with SFAS No. 121, which became effective in the fourth quarter of 1995; however, no assurance can be given that the Company will not experience impairments in the future.

                                USE OF PROCEEDS

     The net proceeds of the Offerings are estimated to be $100 million, assuming an initial public offering price of $14.00 per share and after deducting estimated expenses. Such net proceeds will be used for the following purposes: (i) approximately $72.5 million will be used to repay in full the $70 million principal amount of the Series E Notes and Series F Notes and accrued and unpaid interest thereon and to pay the prepayment penalty associated therewith, (ii) approximately $16 million will be used to repay outstanding indebtedness under the New Credit Facility and (iii) the balance will be used for general corporate purposes. If the Underwriters' over-allotment options are exercised, the Company intends to use the net proceeds therefrom to repay any balance then outstanding under the New Credit Facility and any remaining proceeds will be used for working capital purposes. For a description of the interest rate and maturity of the indebtedness to be repaid with the net proceeds of the Offerings, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

     Promptly following the consummation of the Offerings, the Company intends to prepay the $30 million Production Payment in full with funds available under the New Credit Facility.

                                DIVIDEND POLICY

     The Company currently intends to pay to its stockholders a dividend of $0.15 per quarter ($0.60 annually) per share of Common Stock. The first dividend (which is anticipated to be approximately $0.22 per share of Common Stock) is anticipated to be paid in April of 1997 and will consist of a dividend for the Company's first partial quarter ended December 31, 1996 and for its first full quarter of operations ending March 31, 1997.

     The determination of the amount of cash dividends (including the initial quarterly dividend referred to above), if any, to be declared and paid will depend upon declaration by the Company's board of directors and upon the Company's financial condition, earnings and funds from operations, the level of its capital and exploration expenditures, dividend restrictions contained in the New Credit Facility and the Company Senior Notes, its future business prospects and such other matters that the Company's directors deem relevant. For a description of certain restrictions on the Company's ability to pay dividends, see "Description of Capital Stock -- Restrictions on Dividends".

                                    DILUTION

     As of September 30, 1996, the pro forma net tangible book value (total tangible assets less total liabilities) of the Company, after giving effect to the consummation of the Transactions as if they had occurred on September 30, 1996, was approximately $36.7 million, or $0.81 per share of Common Stock. After giving effect to the receipt of $100.4 million of estimated net proceeds from the Offerings (net of estimated underwriting discounts and commissions and offering expenses) at an assumed initial public offering price of $14.00 per share, the pro forma net tangible book value of the Common Stock outstanding at September 30, 1996 would have been $2.57 per share of Common Stock, representing an immediate increase in net tangible book value of $1.76 per share to SFR (the Company's existing stockholder) and an immediate dilution of $11.43 per share to persons purchasing Common Stock at the assumed initial public offering price. Dilution is determined by subtracting net tangible book value per share of Common Stock after giving effect to the Offerings from the amount of cash paid by a new investor for a share of Common Stock. The following table illustrates such per share dilution:

    Assumed initial public offering price per share..................             $14.00
      Pro forma net tangible book value per share before the
         Offerings...................................................  $ 0.81
      Increase in net tangible book value per share attributable to the sale of Common Stock in the Offerings...................  $ 1.76
    Pro forma net tangible book value per share after giving effect
      to the Offerings...............................................             $ 2.57
    Dilution in net tangible book value to the purchasers of Common
      Stock offered hereby...........................................             $11.43

     The following table sets forth, as of September 30, 1996, the number of shares of Common Stock owned by SFR and purchased by new investors in the Offerings, the total consideration paid therefor and the average price per share paid by SFR and by new investors:

                                    SHARES OWNED            TOTAL CONSIDERATION         AVERAGE
                               ----------------------     ------------------------     PRICE PER
                                 NUMBER       PERCENT        AMOUNT        PERCENT       SHARE
                               ----------     -------     ------------     -------     ---------
    SFR......................  45,350,000       85.2%     $ 36,700,000       26.8%      $  0.81
    New Investors............   7,900,000       14.8       100,400,000       73.2         12.71
              Total(1).......  53,250,000      100.0%     $137,100,000      100.0%      $  2.57

---------------

(1) The foregoing computations do not include a total of 74,166 restricted shares of Common Stock and 268,500 shares of Common Stock reserved for issuance pursuant to options that will be granted to management and other employees upon completion of the Offerings, at an exercise price per share equal to the initial public offering price. See "Management -- Benefit Plans". If the foregoing calculations include such restricted shares and assume exercise of all such employee options (assuming an initial public offering price of $14.00 per share), the pro forma net tangible book value per share before the Offerings would be $0.91, the pro forma net tangible book value per share after the Offerings would be $2.65 and the dilution per share to new investors would be $11.35.

                                 CAPITALIZATION

     The following table sets forth the historical capitalization of the Western Division as of September 30, 1996, the adjustments thereto to give effect to the consummation of the Transactions, including the application by the Company of the net proceeds of the Offerings (assuming an initial public offering price of $14 per share) as described in "Use of Proceeds", and the pro forma capitalization of the Company. This table should be read in conjunction with the Financial Statements and the Pro Forma Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.


                                                                  AS OF SEPTEMBER 30, 1996
                                                       ----------------------------------------------
                                                        WESTERN                          MONTEREY
                                                        DIVISION       PRO FORMA      RESOURCES, INC.
                                                       HISTORICAL     ADJUSTMENTS        PRO FORMA
                                                       ----------     -----------     ---------------
                                                                   (MILLIONS OF DOLLARS)
CASH AND CASH EQUIVALENTS............................     $ --           $  11(1)          $  11
                                                          ====           =====             =====
SHORT-TERM DEBT
  Current portion of SFR Senior Notes................     $ 35(2)          (35)(3)            --
  Production payment payable.........................       --              --(4)             --
                                                          ----           -----             -----
                                                            35             (35)               --
                                                          ----           -----             -----
LONG-TERM DEBT
  SFR Senior Notes...................................      210(2)         (210)(3)            --
  Company Senior Notes...............................       --             175(3)            175
                                                                            30(4)
                                                                            --(5)
New Credit Facility..................................       --               9(6)             39
                                                          ----           -----             -----
                                                           210               4               214
                                                          ----           -----             -----
SHAREHOLDERS' EQUITY
  Western Division equity............................       60             (60)(7)            --
                                                                            (2)(6)
  Shareholders' equity...............................       --             139(7)            137
                                                          ----           -----             -----
                                                            60              77               137
                                                          ----           -----             -----
          TOTAL CAPITALIZATION.......................     $305           $  46             $ 351
                                                          ====           =====             =====


---------------

(1) Includes the net proceeds from the Offerings reduced by application of a portion of such proceeds as described in notes (3), (5) and (6) below.

(2) Represents a portion of the $245 million of indebtedness of SFR attributable to the SFR Senior Notes that is allocated to the Western Division, which is to be assumed by the Company at or prior to consummation of the Offerings.

(3) Gives effect to the retirement of $70 million of aggregate principal amount of the Series E and Series F Notes to be assumed by the Company at or prior to consummation of the Offerings, the exchange (the "Exchange") by the Company of the Company Senior Notes for cancellation of the $175 million Series G Notes and the payment of accrued and unpaid interest on the Company Senior Notes.

(4) Gives effect to (a) the retention by SFR of a $30 million Production Payment pursuant to the Contribution Agreement and (b) the prepayment of the Production Payment by the Company promptly following the consummation of the Offerings with funds borrowed under the New Credit Facility.

(5) Prior to consummation of the Offerings, SFR and the Company will enter into the New Credit Facility, and SFR is expected to borrow $16 million under the New Credit Facility. Concurrently with the closing of the Offerings, SFR will be released as an obligor under the New Credit Facility and the Company is expected to use $16 million of the net proceeds from the Offerings to repay such borrowing in full.

(6) Gives effect to (i) Monterey's purchase of SFR's $8.5 million in notes receivable representing a portion of the purchase price to be received under a contract for sale with a third party of the Olinda Property which purchase is expected to be funded by Monterrey with borrowings available under the New Credit Facility, and (ii) $3.5 million ($2.1 million, net of related taxes) of site improvement costs incurred by Monterey pursuant to the contract for sale relating to the Olinda Property. See "Relationship Between the Company and SFR -- Contractual Arrangements -- Contribution Agreement."


(7) Gives effect to (a) the contribution by SFR of the net assets of the Western Division pursuant to the Contribution Agreement (approximately $88 million after giving effect to liabilities assumed by SFR and deferred income tax effects), (b) the retention by SFR of the $30 million Production Payment pursuant to the Contribution Agreement, (c) the assumption by the Company of the $16 million liability for amounts outstanding under the New Credit Facility as described in note (5) above, (d) the receipt by the Company of $100.4 million in net proceeds from the Offerings (consisting of the assumed sale of 7.9 million shares at $14.00 per share, net of underwriting discounts and $3 million of estimated expenses of the Offerings), (e) the payment by the Company of a $2.5 million prepayment penalty ($1.5 million, net of related taxes) related to the prepayment of the Series E and F Notes referred to in note (3) above and (f) the payment by the Company of a $1 million consent fee ($1 million, net of related taxes) in connection with the Exchange. See the Pro Forma Condensed Financial Statements included elsewhere in this Prospectus.

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The following table sets forth, for the periods indicated, selected historical financial data for SFR's Western Division and selected pro forma financial data for the Company. The selected historical balance sheet data as of December 31, 1995 and 1994 and the selected historical income statement and cash flow data for each of the three years in the period ended December 31, 1995 are derived from the financial statements of the Western Division of SFR, which have been audited by Price Waterhouse LLP. The selected historical financial data for the nine month periods ended September 30, 1995 and September 30, 1996 are derived from the unaudited financial statements of the Western Division of SFR and include, in the opinion of management, adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial data for such periods. The selected historical balance sheet data as of December 31, 1991, 1992 and 1993 and the selected historical income statement and cash flow data for each of the two years in the period ended December 31, 1992 have been derived from the unaudited accounting records of the Western Division of SFR. The selected pro forma financial data for the Company set forth below are based on numerous assumptions and include adjustments as explained in the unaudited pro forma financial statements of the Company and the notes thereto included elsewhere in this Prospectus. All such selected historical and pro forma financial data set forth below should be read in conjunction with such financial statements and notes thereto appearing elsewhere herein. The following information should not be deemed indicative of future operating results for the Company. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations".



                                                                                   MONTEREY         WESTERN
                                                                                  RESOURCES,        DIVISION         MONTEREY
                                               WESTERN DIVISION HISTORICAL           INC.          HISTORICAL     RESOURCES, INC.
                                            ---------------------------------    PRO FORMA(1)    --------------     PRO FORMA(1)
                                                          YEAR                  --------------    NINE MONTHS     ---------------
                                                          ENDED                      YEAR            ENDED          NINE MONTHS
                                                      DECEMBER 31,                  ENDED        SEPTEMBER 30,         ENDED
                                            ---------------------------------    DECEMBER 31,    --------------    SEPTEMBER 30,
                                            1991   1992   1993   1994   1995         1995        1995     1996         1996
                                            ----   ----   ----   ----   -----   --------------   ----     -----   ---------------
                                                                (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Revenues................................  $240   $215   $187   $179   $ 211       $  211       $159     $ 214        $ 214
                                            ----   ----   ----   ----   -----       ------       ----     -----       ------
  Costs and expenses:
    Production and operating..............   103    105    100     86      85           85         63        76(2)         76(2)
    Cost of crude oil purchased...........    --     --     --     --      --           --         --        21           21
    Exploration, including dry hole
      costs...............................     3      3      2      1       2            2          2         1            1
    Depletion, depreciation and
      amortization........................    40     44     41     32      33           33         24        28           28
    Impairment of oil and gas
      properties(3).......................    --     --     49     --      --           --         --        --           --
    General and administrative............     6      9      9      8       7            9          5         6            7
    Taxes (other than income).............    13      9      9      9       8            8          7         7            7
    Restructuring charges(4)..............    --     --     12      1      --           --         --        --           --
                                            ----   ----   ----   ----   -----       ------       ----     -----       ------
                                             165    170    222    137     135          137        101       139          140
                                            ----   ----   ----   ----   -----       ------       ----     -----       ------
  Income (loss) from operations...........    75     45    (35)    42      76           74         58        75           74
    Interest, net(5)......................   (27)   (27)   (27)   (26)    (25)         (20)       (19)      (18)         (15)
    Other income (expense)................     5      1     --     --      (1)          (1)        --        --           --
                                            ----   ----   ----   ----   -----       ------       ----     -----       ------
  Income (loss) before income taxes.......    53     19    (62)    16      50           53         39        57           59
    Income taxes..........................   (19)    (6)    27     (4)    (16)         (17)       (13)      (21)         (21)
                                            ----   ----   ----   ----   -----       ------       ----     -----       ------
  Net income (loss).......................  $ 34   $ 13   $(35)  $ 12   $  34       $   36       $ 26     $  36        $  38
                                            =====  =====  =====  =====  =====   ================ =====    =====   ===============
  Pro forma earnings (loss) per common
    share (in dollars)....................                              $0.76       $ 0.68                $0.79        $0.71
                                                                        =====   ================          =====   ===============
  Average shares outstanding (millions)...                               45.3         53.3                 45.3         53.3
CASH FLOW DATA:
  Net cash provided by operating
    activities............................  $ 86   $ 59   $ 47   $ 45   $  76          N/A       $ 71     $  62          N/A
  Net cash used in investing activities...    60     17     18     18      54          N/A         47        41          N/A
  Net cash used in financing activities...    26     42     29     27      22          N/A         24        21          N/A
  Capital expenditures, including
    acquisitions of producing
    properties............................    70     20     47     27      54          N/A         47        41          N/A
BALANCE SHEET DATA (at end of period):
  Cash and cash equivalents...............  $ --   $ --   $ --   $ --   $  --          N/A       $ --     $  --        $  11
  Total assets............................   503    476    387    376     391          N/A        392       424          443
  Total debt..............................   265    263    258    245     245          N/A        245       245          214
  Shareholders' equity....................   121     94     35     32      45          N/A         34        60          137
OTHER FINANCIAL DATA:
  EBITDA(6)...............................  $119   $ 89   $ 55   $ 74   $ 108       $  106       $ 81     $ 103        $ 102
  Ratio of EBITDA to interest expense.....   4.3    3.2    2.0    2.8     4.2          5.1        4.2       5.3          6.6

---------------

(1) Pro forma for the consummation of the Offerings and the Transactions as if the Offerings and the Transactions had occurred on January 1, 1995, except for the balance sheet data which assumes that the Offerings and the Transactions had occurred on September 30, 1996. See the Pro Forma Condensed Financial Statements included herein.

(2) Includes $3 million attributable to losses incurred under the Company's hedging arrangements in respect of natural gas purchased by the Company as fuel for thermal EOR operations. All such arrangements terminated on or prior to June 30, 1996.

(3) Reflects a non-cash charge for the impairment of oil and gas properties. For a further description of the impairments recorded in 1993, see Note 2 of the Notes to the Financial Statements included elsewhere in this Prospectus.

(4) Includes non-recurring charges in 1993 relating to implementation of SFR's restructuring program comprised of (i) losses on property dispositions of $11 million and (ii) accruals for certain personnel benefits and related costs of $1 million. Includes non-recurring charges in 1994 relating to SFR's restructuring program of $1 million comprised of severance, benefits and relocation expenses.

(5) Net of capitalized interest of $0.3 million, $0.1 million, $0.3 million, $0.6 million and $0.7 million in the years 1991, 1992, 1993, 1994 and 1995, respectively, and $0.5 million and $0.9 million in the nine months ended September 30, 1995 and 1996, respectively. Includes interest income of $0.2 million, $0.2 million and $0.1 million in 1991, 1992 and 1993, respectively.

(6) EBITDA as presented herein is defined as the sum of income before provision for income taxes, interest, depreciation, depletion, amortization, impairments and certain non-cash charges including gains or losses realized on the disposition of properties. EBITDA, as presented herein, is used as a measure in the Company's New Credit Facility and the Company Senior Notes and provides information regarding the Company's ability to service and incur debt. Because the New Credit Facility and the Company Senior Notes contain other financial measures, covenants and limitations (including mandatory principal repayments), EBITDA does not represent funds available for discretionary use. EBITDA should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Further, EBITDA, as presented herein, may not be comparable to similarly titled measures reported by other companies.

     The following table sets forth certain selected operating data for the Company for the periods indicated.

                            SELECTED OPERATING DATA


                                                                                               WESTERN
                                                                            MONTEREY          DIVISION          MONTEREY
                                      WESTERN DIVISION HISTORICAL        RESOURCES, INC.     HISTORICAL      RESOURCES, INC.
                                 --------------------------------------   PRO FORMA(1)     ---------------    PRO FORMA(1)
                                                  YEAR                   ---------------     NINE MONTHS     ---------------
                                                 ENDED                        YEAR              ENDED          NINE MONTHS
                                              DECEMBER 31,                    ENDED         SEPTEMBER 30,         ENDED
                                 --------------------------------------   DECEMBER 31,     ---------------    SEPTEMBER 30,
                                  1991    1992   1993     1994    1995        1995          1995     1996         1996
                                 ------  ------  -----   ------  ------  ---------------   ------    -----   ---------------
OPERATING DATA:
Average daily production
  Crude oil and liquids
    (MBbls/d)..................      42      42     43(2)     41     42          42            41       46           46
  Natural gas (MMcf/d).........       9       7      6(2)      4      5           5             5        4            4
  Total production (MBOE/d)....      43      43     44(2)     42     43          43            42       47           47
Average realized sales prices,
  hedged(3)
  Crude oil and liquids
    ($/Bbl)....................   15.19   13.67  11.63    11.53   13.50       13.50         13.79    15.08        15.08
  Natural gas ($/Mcf)..........    1.72    1.57   1.59     1.14    0.98        0.98          1.02     1.00         1.00
Average costs and expenses per
  BOE(in dollars)(4)
  Production and operating:
    Steam generation...........    1.95    2.41   2.26     2.16    1.98        1.98          1.91     2.48(5)      2.48(5)
    Lease operating............    4.57    4.24   4.05     3.47    3.50        3.50          3.59     3.52         3.52
                                  -----   -----  -----    -----   -----       -----         -----    -----        -----
        Total..................    6.52    6.65   6.31     5.63    5.48        5.48          5.50     6.00(5)      6.00(5)
                                  -----   -----  -----    -----   -----       -----         -----    -----        -----
  Exploration, including dry
    holes......................    0.17    0.17   0.11     0.09    0.15        0.15          0.18     0.09         0.09
  Depletion, depreciation and
    amortization...............    2.55    2.79   2.59     2.09    2.08        2.08          2.06     2.18         2.18
  Impairment of oil and gas
    properties.................      --      --   3.09       --      --          --            --       --           --
  General and administrative...    0.42    0.56   0.58     0.51    0.47        0.60          0.47     0.45         0.55
  Restructuring charges........      --      --   0.75     0.07      --          --            --       --
  Taxes (other than income)....    0.83    0.56   0.53     0.56    0.51        0.51          0.58     0.53         0.53
  Interest expense, net........    1.73    1.74   1.69     1.68    1.61        1.28          1.63     1.44         1.14
  Average production costs
    (including related
    production, severance and
    ad valorem taxes) per BOE
    (in dollars)...............    7.28    7.13   6.76     6.12    5.92        5.92          6.00     6.46(5)      6.46(5)
Average finding cost per BOE
  (in dollars)(4)..............    6.05    0.89   3.18     1.04    2.17        2.17           N/A      N/A          N/A
Gross wells drilled............     137      31    171       79     225         225           198      191          191

---------------

(1) Pro forma for the consummation of the Offerings and the Transactions as if the Offerings and Transactions had occurred on January 1, 1995. See the Pro Forma Condensed Financial Statements included herein.

(2) Includes production attributable to properties sold in 1993 of 3 MBbls/d of crude oil and liquids and 2 MMcf/d of natural gas (3 MBOE/d).

(3) From time to time SFR hedges a portion of its oil sales. The Company has been allocated a portion of SFR's hedging gains and losses based on its hedged light and heavy oil production. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General".

(4) Average finding cost per BOE is calculated by dividing (i) costs incurred in development, exploration and acquisition of oil and gas reserves, by (ii) net proved reserve additions from acquisitions, extensions, discoveries, improved recovery and revisions, on a BOE basis.

(5) Historical and pro forma amounts include a $0.25 per BOE loss on hedging in respect of natural gas purchased for thermal EOR operations. Excluding such hedging losses, both historical and pro forma steam generation costs would have been $2.23 per BOE and both total historical and pro forma operating costs would have been $5.75 per BOE. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General".

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The discussion presented herein relates to the Western Division of SFR. Due to the fact that the Company will be an independent entity after the Offerings, certain items may differ from those presented below and the results of the Western Division may not necessarily be indicative of future results of the Company. See also the discussion below under "-- Intercompany Agreements".

     As an independent oil and gas producer, the Company's results of operations are dependent upon the difference between the prices received for oil and gas and the costs of finding and producing such resources. The Company produces most of its oil and gas from long-lived fields in the San Joaquin Valley of California utilizing various EOR methods. The market price of heavy (i.e., low gravity, high viscosity) and sour (i.e., high sulfur content) crude oils produced in these fields is lower than sweeter, light (i.e., low sulfur and low viscosity) crude oils, reflecting higher transportation and refining costs. In addition, the lifting costs of heavy crude oils are generally higher than the lifting costs of light crude oils. As a result, even relatively modest changes in crude oil prices may significantly affect the Company's revenues, results of operations, cash flows and proved reserves. In addition, prolonged periods of high or low oil prices may have a material effect on the Company's financial condition and results of operations.

     The average sales price of the Company's crude oil and liquids (unhedged) for 1995 was $13.50 per barrel, or approximately 81% of the average posted price of $16.76 per barrel for WTI crude oil (an industry posted price generally indicative of prices for sweeter light crude oil). During the nine months ended September 30, 1996, the Company's average sales price for the Company's crude oil was $15.33 per barrel, approximately 78% of the average posted price for WTI during such period. For the period from January 1, 1991 to September 30, 1996, the average sales price for the Company's crude oil was approximately 71% of the average posted price for WTI during such period.

     Crude oil prices are subject to significant changes in response to fluctuations in the domestic and world supply and demand and other market conditions, as well as the world political situation as it relates to OPEC, the Middle East and various producing countries. Since the beginning of 1994, the average sales price (unhedged) received by the Company ranged from a low of $8.80 per barrel for the first quarter of 1994 to a high of $15.79 per barrel in the second quarter of 1996. Based on operating results for the first nine months of 1996, the Company estimates that on an annualized basis a $1.00 per barrel increase or decrease in its average crude oil sales price would result in a corresponding $17 million change in income from operations and a $10 million change in cash flow from operating activities. The foregoing estimates do not give effect to changes in any other factors, such as the effect of hedging or depreciation and depletion, that would result from a change in oil prices.

     The price of natural gas fluctuates due to supply and demand, which may be affected by weather conditions, the level of natural gas in storage and other economic factors. Increases in the price of natural gas adversely impact the Company's results of operations because the natural gas consumed in the Company's EOR operations exceeds the amount of natural gas produced by the Company. Based on operating results for the first nine months of 1996, the Company estimates that on an annualized basis a $0.10 per Mcf increase (or decrease) in the average domestic natural gas sales price would result in a $2 million decrease (or increase) in income from operations and a $1 million decrease (or increase) in cash flow from operating activities. The foregoing estimates do not give effect to changes in any other factors, such as depletion and depreciation, that would result from a change in natural gas prices.

     In February 1996 the Bureau of Land Management ("BLM") of the United States Department of the Interior (which oversees the Company's leases of Federal lands) agreed, effective as of June 1, 1996, to reduce the royalties payable on any Federal lease that produces crude oil with a weighted average gravity of less than 20 degrees API. The reduced royalty rates are based upon the weighted average API gravity of the heavy oil produced from the subject Federal leases and are as low as 3.9%, compared to 12.5% before the reduction. The reduced royalty rates continue in effect for 12-month periods, after which the operator can establish a new reduced rate for continued heavy oil production by submitting an application. As a result of this program, the Company's royalty rate on its Federal leases has been reduced from 12.5% to an average of 4.8%, resulting in a net increase in the production attributable to the Company's net revenue interests in such leases of approximately 1.6 MBbls per day. During the period that such royalty reduction is in effect, the Company (and other working interests owners, if any) will bear all of the thermal EOR costs to produce the heavy oil from such properties. The royalty reduction will be terminated upon the first to occur of (i) the determination by the BLM that the WTI average oil price (as adjusted for inflation) has remained above $24 per barrel for six consecutive months and (ii) such time after September 10, 1999, as the Secretary of the Interior determines that the heavy oil royalty rate reduction has not produced the intended results (i.e., to reduce the loss of otherwise recoverable reserves).

     From time to time SFR hedges a portion of its oil sales to provide a certain minimum level of cash flow from its sales of oil. While the hedges are generally intended to reduce SFR's exposure to declines in market price, SFR's gain from increases in market price may be limited. SFR uses various financial instruments whereby monthly settlements are based on differences between the prices specified in the instruments and the settlement prices of certain futures contracts quoted on the New York Mercantile Exchange ("NYMEX") or certain other indices. Generally, in instances where the applicable settlement price is less than the price specified in the contract, SFR receives a settlement based on the difference; in instances where the applicable settlement price is higher than the specified price, SFR pays an amount based on the difference. The instruments utilized by SFR differ from futures contracts in that there is no contractual obligation which requires or allows for the future delivery of the product. Gains or losses on hedging activities are recognized in oil and gas revenues in the period in which the hedged production is sold. SFR's hedging program in 1995 and 1996 has been to hedge the price of its light oil production. In certain months when a favorable price could be obtained, heavy oil quantities (i.e., quantities in excess of light oil production) were hedged. The allocation of hedging gains and losses to the Western Division during this period has been calculated on the basis of its light oil production and its heavy oil hedges as determined above. During the first nine months of 1996, the Company's share of SFR's net loss on crude oil hedges was $3 million. The Company does not expect to hedge a substantial portion of its oil production.

     In addition to crude oil sales hedges, during the first six months of 1996 SFR hedged 20 MMcf per day of the natural gas purchased for use in the Company's steam generation operations. Such hedges, which terminated at the end of the second quarter, resulted in a $3 million increase in the Company's production and operating costs in the first nine months of 1996. While the Company has no natural gas hedges currently in place, the Company's management may determine that such arrangements are appropriate in the future in order to reduce the Company's exposure to increases in gas prices.

RESULTS OF OPERATIONS

     The following table reflects certain components of the Company's revenues (expressed in millions of dollars) and expenses (expressed in dollars per BOE) for the periods indicated:

                                                                              NINE MONTHS
                                                                                 ENDED
                                                  YEAR ENDED DECEMBER 31,    SEPTEMBER 30,
                                                  -----------------------    --------------
                                                  1993     1994     1995     1995     1996
                                                  -----    -----    -----    -----    -----
REVENUE DATA:
Crude oil and liquids:
  Average realized sales prices ($/Bbl)
     Unhedged...................................  11.63    11.53    13.50    13.75    15.33
     Hedged.....................................  11.63    11.53    13.50    13.79    15.08
  Sales volumes (MBbls/d).......................     43       41       42       41       46
  Revenues ($ Millions)
     Sales......................................    180      173      206      155      194
     Hedging....................................     --       --       --       --       (3)
     Net profits payments.......................     --       --       (1)      --       (1)
                                                  -----    -----    -----    -----    -----
          Total.................................    180      173      205      155      190
                                                  =====    =====    =====    =====    =====
Natural Gas:
  Average realized sales prices ($/Mcf).........   1.59     1.14     0.98     1.02     1.00
  Sales volumes (MMcf/d)........................      6        4        5        5        4
  Revenues ($ Millions).........................      4        2        2        1        1
EXPENSE DATA ($/BOE):
Production and operating expenses:
  Steam generation..............................   2.26     2.16     1.98     1.91     2.48(1)
  Lease operating...............................   4.05     3.47     3.50     3.59     3.52
          Total.................................   6.31     5.63     5.48     5.50     6.00(1)
Exploration, including dry holes................   0.11     0.09     0.15     0.18     0.09
Depletion, depreciation and amortization........   2.59     2.09     2.08     2.06     2.18
Impairment of oil and gas properties............   3.09       --       --       --       --
General and administrative......................   0.58     0.51     0.47     0.47     0.45
Taxes (other than income).......................   0.53     0.56     0.51     0.58     0.53
Restructuring changes...........................   0.75     0.07       --       --       --
Interest, net...................................   1.69     1.68     1.61     1.63     1.44

---------------

(1) Includes $0.25 per BOE loss on hedging, see "-- General". The hedging transactions which generated these losses expired on June 30, 1996. Excluding such hedging losses, historical steam generation costs would have been $2.23 per BOE and historical total production costs would have been $5.75 per BOE.

NINE MONTHS ENDED SEPTEMBER 30, 1996, COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995


     OPERATING REVENUES. Revenues for the first nine months of 1996 of $214 million were 35% higher than the $159 million reported in the first nine months of 1995. The increase primarily reflects the effects of increased crude oil sales prices ($18 million) and sales volumes ($21 million). The increase in crude and liquids volumes in 1996 primarily reflects the success of the Company's well operations in the Midway-Sunset field and the drilling of new wells in the Kern River field. Crude oil and liquids revenues for the first nine months of 1996 include a $3 million loss on hedging. Effective June 1, 1996, the Department of the Interior instituted a royalty reduction program for heavy crude producers, which reduces from 12.5% to an average 4.8% the royalties the Company is required to pay on production from its Federal leases. See
"-- General". Such royalty reduction program resulted in a $2.8 million increase in revenues and a $0.7 million increase in production and operating costs for the period June 1 to September 30, 1996. Revenues for the first nine months of 1996 also include $21 million related to the sales of purchased crude oil which was blended with a portion of the Company's heavy oil to facilitate pipeline transportation.



     OPERATING COSTS AND EXPENSES. Costs and expenses totaled $139 million in the first nine months of 1996, an increase of 38% compared to $101 million in the first nine months of 1995. Production and operating costs for the first nine months of 1996 were $13 million higher than in the same period in 1995 primarily because of higher steam generation costs principally due to higher volumes and higher prices paid for natural gas used in the steam generation process. In addition, steam generation costs for 1996 include $3 million in expenses related to hedges of natural gas purchased. See "-- General". The increase in DD&A in the first nine months of 1996 primarily reflects higher capital expenditures in recent periods which have resulted in a higher rate per BOE produced. Costs and expenses for 1996 also include $21 million related to the cost of crude oil purchased for blending as discussed above.


     INCOME TAX. Income taxes in the first nine months of 1996 were $21 million, an increase of 62% compared to $13 million in the same period of 1995 and primarily reflect higher pre-tax income. The Company's effective tax rate in the first nine months of 1996 of 36% is up from 32% in the same period in 1995, primarily reflecting a reduction in the amount of EOR credits generated (due to a reduction in expenditures qualifying for EOR credits) relative to the level of pre-tax income.

YEAR ENDED DECEMBER 31, 1995, COMPARED TO YEAR ENDED DECEMBER 31, 1994

     OPERATING REVENUES. Revenues for 1995 of $211 million were 18% higher than the $179 million reported in 1994. The increase primarily reflects the effects of increased sales prices ($30 million) and increased sales volumes ($2 million).

     OPERATING COSTS AND EXPENSES. Costs and expenses totaled $135 million in 1995, a decrease of 1% compared to $137 million in 1994. Exploration costs for 1995 include $1 million related to the drilling of two dry exploratory wells. Costs and expenses for 1994 included $1 million in restructuring costs related to SFR's 1993 corporate restructuring program. Although other 1995 costs showed no significant change from the 1994 levels, steam generation costs and general and administrative costs declined $0.18 per BOE and $0.03 per BOE, respectively.

     INCOME TAX. Income taxes in 1995 were $16 million, an increase of 240% compared to $5 million in 1994 and primarily reflect higher pre-tax income. The Company's effective tax rate in 1995 of 32% was up from 29% in 1994, primarily reflecting the amount of EOR credits generated relative to the level of pre-tax income.

YEAR ENDED DECEMBER 31, 1994, COMPARED TO YEAR ENDED DECEMBER 31, 1993

     OPERATING REVENUES. Revenues for 1994 of $179 million were 4% lower than the $187 million reported in 1993. Revenues for 1993 included crude oil and liquids revenues of $13 million (2.5 MBbls per day) and natural gas revenues of $2 million (2.3 MMcf per day) attributable to certain producing properties which were sold to Vintage Petroleum, Inc. ("Vintage") in the fourth quarter of 1993. Crude oil and liquids revenues from other properties increased $6 million primarily reflecting the effects of increased sales volumes.


     OPERATING COSTS AND EXPENSES. Costs and expenses totaled $137 million in 1994, a decrease of 38% compared to $222 million in 1993. Costs and expenses in 1993 included impairments of oil and gas properties of $49 million with regard to two properties in the LA Basin and restructuring charges of $11.9 million. The restructuring charges were incurred in the fourth quarter of 1993 as a result of the adoption by SFR of a corporate restructuring program which included, among other things, (i) the concentration of capital spending in SFR's core operating areas (one of which is the San Joaquin Valley of California);
(ii) the disposition of non-core assets; and (iii) an evaluation of SFR's cost structures. As a result of the program, certain of the Company's producing properties were sold to Vintage and the

Company's salaried work force was reduced. In implementing the corporate restructuring program, the Company recorded restructuring charges of $11.9 million in 1993, comprised of losses on property dispositions of $11.3 million and accruals for certain personnel benefits and related costs of $0.6 million. Also, costs and expenses in 1993 included $9 million of production and operating costs, $4 million in DD&A and $0.4 million of taxes (other than income) related to certain producing properties sold to Vintage in the fourth quarter of 1993. The remainder of the decrease in DD&A was primarily attributable to the effect of the impairments taken in 1993. General and administrative expense was lower in 1994, primarily reflecting the effect of the 1993 corporate restructuring program.

     INCOME TAX. Income taxes in 1994 were $5 million, compared to a $27 million benefit in 1993 attributable to the net loss of $62 million incurred in that year. The Company's effective tax rate in 1994 was 29%.

LIQUIDITY AND CAPITAL RESOURCES


     The Company's cash flow from operating activities is a function of the volumes of oil and gas produced from the Company's properties and the sales prices received therefor. Since crude oil and natural gas are depleting assets, unless the Company replaces the oil and gas produced from its properties, the Company's assets will be depleted over time and its ability to incur debt at constant or declining prices will be reduced. The Company increased its proved reserves (net of production and sales) by approximately 12% from December 31, 1991 to September 1, 1996; however, no assurances can be given that similar increases will occur in the future. Historically, the Company has generally funded development and exploration expenditures and working capital requirements from cash provided by operating activities; however, the future levels of operating cash flows, which are significantly affected by oil and gas prices, may limit the cash available for future exploration, development and acquisition activities. Net cash provided by operating activities and net proceeds from sales of properties totaled $62 million in the first nine months of 1996; net cash used for capital expenditures and producing property acquisitions in such period totaled $41 million. The Company intends to continue to meet its short-term (through 1997) and long-term (the foreseeable future after 1997) liquidity needs with cash provided by operating activities, supplemented from time to time with borrowings under the New Credit Facility and, if appropriate, debt and equity financing.


     The Company expects to increase its capital expenditures from an average of $35 million per year over the five year period ended December 31, 1995 to approximately $51 million and $68 million in 1996 and 1997, respectively. However, the actual amount expended by the Company in 1996 and 1997 will be based upon numerous factors, the majority of which are outside its control, including, without limitation, prevailing oil and natural gas prices and the outlook therefor and the availability of funds. Through September 30, 1996, the Company had expended approximately $38 million of its 1996 budgeted amount. The Company intends to fund such future capital expenditures with cash provided by operating activities and borrowings under the New Credit Facility.


     As described in this Prospectus under the caption "Prospectus
Summary -- Transactions at Closing", concurrently with the consummation of the Offerings the Company will issue the Company Senior Notes in exchange for cancellation of certain SFR Senior Notes. The Company Senior Notes will be in the original principal amount of $175 million, bear interest at 10.61% per annum, will be due and payable in full in 2005 and will require that the Company prepay, without premium, $25 million of the principal amount each year from 1999 through 2004. The Note Agreement pursuant to which the Company Senior Notes will be issued contains covenants which, among other things, restrict the Company's ability to incur or maintain additional indebtedness and to pay cash dividends unless certain conditions are satisfied, as well as requiring prepayment of the Company Senior Notes (accompanied by a prepayment premium) in the event of a change in control of the Company (as defined therein). The restriction on indebtedness will permit the Company to maintain indebtedness only to the extent that the Company's total debt outstanding at such time does not exceed 300% of the Company's EBITDA less Restricted Payments (as defined in the Note Agreement) for the most recent four consecutive quarters then ended. On a pro forma basis, after giving effect to the Offerings and the Transactions, as of

September 30, 1996, the Company would have had additional debt capacity of approximately $170 million under such restriction. In addition, the Note Agreement requires that the Company maintain net worth through December 31, 1998 of not less than $115 million, increasing each year thereafter by 20% of net income generated thereafter. At September 30, 1996 on a pro forma basis after giving effect to the Offerings and the Transactions, the Company's net worth would have been approximately $137 million.


     At or prior to the closing of the Offerings the Company will also enter into the New Credit Facility with The Chase Manhattan Bank ("Chase"), as both agent (the "Agent") and lender. Chase has the right to syndicate the New Credit Facility to a group of lenders (together with Chase, the "Lenders"), but has not, to date, identified any such group to the Company. The credit agreement for the New Credit Facility (the "Credit Agreement") will permit the Company to obtain revolving credit loans (the "Loans") and the issuance of letters of credit ("Letters of Credit") in an aggregate amount not to exceed $75 million (with a sublimit of $15 million for Letters of Credit) at any time outstanding (the "Commitment"). The obligations of the Company under the Credit Agreement will be unsecured. All outstanding Loans are due and payable on the date that is four years from the date the Credit Agreement becomes effective. At the Company's option, each Loan will bear interest at (i) the higher of the federal funds effective rate plus one-half of 1% or Chase's prime rate or (ii) the rate at which eurodollar deposits for one, two, three or six months (as selected by the Company) are offered by the Agent in the interbank eurodollar market in the amount of such Loan (the "Eurodollar Rate"). An additional margin ranging from one-half of 1% to 1% shall be added to the Eurodollar Rate depending upon the ratio of (i) total indebtedness of the Company to (ii) EBITDA of the Company for the four consecutive fiscal quarters most recently ended minus dividends paid during such four fiscal quarters (the "Debt to Adjusted EBITDA Ratio"). The Company will also pay to the Lenders a fee on the unused portion of the Commitment ranging from 0.20% to 0.35% and a fee for the issuance of Letters of Credit ranging from 0.50% to 1.00%, in each case based on the Debt to Adjusted EBITDA Ratio. In addition, Chase, as the issuer of each Letter of Credit, will receive an additional issuance fee equal to 1/8 of 1% of the face amount of each Letter of Credit. The Credit Agreement will contain covenants similar to those contained in the Note Agreement, which, among other things, restrict the Company's ability to incur additional indebtedness and to pay cash dividends unless certain conditions are satisfied. The restriction on indebtedness will permit the Company to incur additional debt only if the Company's total debt outstanding at such time would not exceed 300% of the Company's EBITDA (as defined in the Credit Agreement) for the most recent four consecutive quarters most recently ended. In addition, the Credit Agreement will require that the Company maintain a ratio of EBITDA (as defined in the Credit Agreement) to interest expense of at least 3.0 times. At September 30, 1996, on a pro forma basis after giving effect to the Offerings and the Transactions, the Company's ratio of EBITDA (as defined in the Credit Agreement) to interest expense was approximately 6.6.


     To the extent that the Company is restricted from incurring additional indebtedness under the Note Agreement or the New Credit Facility, the cash available for use in its operations may be reduced.

     Pursuant to the Contribution Agreement, SFR will retain the Production Payment upon consummation of the Offerings. The Company's $30 million obligation under the Production Payment represents in the aggregate approximately 20% of 1995 net sales proceeds from the Midway-Sunset field. Annual amortization of the Production Payment represents 7% of 1995 net sales proceeds from the Midway-Sunset field. It is anticipated, however, that the Production Payment will be repaid promptly after the closing of the Offerings with borrowings under the New Credit Facility.

     The $19 million increase in accounts receivable and $12 million increase in accounts payable from December 31, 1995 to September 30, 1996 were primarily due to higher crude oil prices and certain transactions in the third quarter of 1996 which involved back-to-back purchases and sales of crude oil.

DIVIDENDS

     The Company currently intends to pay to its stockholders a quarterly dividend of $0.15 per share of Common Stock ($0.60 annually). The first dividend is anticipated to be paid in April 1997 and will consist of a prorated dividend (estimated to be $0.22) in respect of the Company's first partial quarter ending

December 31, 1996 and for its first full quarter of operations ending March 31, 1997. Although the Company currently intends to pay quarterly dividends, the determination of the amount of future cash dividends, if any, to be declared and paid will depend upon declaration by the Company's board of directors and upon the Company's financial condition, earnings and funds from operations, the level of its capital and exploration expenditures, dividend restrictions contained in the New Credit Facility and the Company Senior Notes, future business prospects and such other matters as the Company's directors deem relevant. For a description of certain restrictions on the Company's ability to pay dividends, see "Description of Capital Stock -- Common Stock -- Dividends".

ENVIRONMENTAL MATTERS

     Almost all phases of the Company's oil and gas operations are subject to stringent environmental regulation by governmental authorities. Such regulation has increased the costs of planning, designing, drilling, installing, operating and abandoning oil and gas wells and other facilities. The Company has expended significant financial and managerial resources to comply with such regulations. These efforts include both an employee responsible for environmental compliance and paid consultants who have evaluated known sites for which the Company may face environmental liability and who monitor the Company's properties and waste handling and disposal practices. All oilfield wastes are disposed of at facilities authorized to accept such wastes. The Company's cost of compliance with environmental regulations was $1.1 million in 1993, $0.6 million in 1994, $1.0 million in 1995 and $1.5 million for the first nine months of 1996. Although the Company believes its operations and facilities are in general compliance with applicable environmental regulations, risks of substantial costs and liabilities are inherent in oil and gas operations. It is possible that other developments, such as increasingly strict environmental laws, regulations and enforcement policies or claims for damages to property, employees, other persons and the environment resulting from the Company's operations, could result in significant costs and liabilities in the future. As it has done in the past, the Company intends to fund its cost of environmental compliance from operating cash flows.

INTERCOMPANY AGREEMENTS

     As an operating division of SFR, the Western Division has been able to utilize the administrative services and personnel of SFR's corporate offices, including the services and personnel of SFR's data processing, accounting, tax and legal departments. Prior to the closing of the Offerings, the Company and SFR intend to enter into the Services Agreement pursuant to which SFR will, upon the Company's request, continue to perform such administrative services in return for reimbursement by the Company of SFR's costs incurred therefor. Payments to SFR under the Services Agreement are expected to diminish as the Company assumes full responsibility during 1997 for each of the services covered by the Services Agreement. The Company anticipates that its general and administrative costs will increase over 1995 levels to approximately $9 million in 1997 as it assumes full responsibility for each of these services and functions. Such increase is expected to include costs related to additional salaries and benefits, investor reporting and communications, annual costs of computer hardware and telecommunications systems, annual computer software licenses and maintenance, separate insurance and other costs.

     The net income generated by the Western Division has historically been included in SFR's consolidated Federal and state returns. Although SFR's Federal and state income tax liability has typically been substantially lower than the Western Division's liability would have been had it not been included in SFR's consolidated returns, the amounts reflected in the Company's Financial Statements have been prepared as if the Western Division had been an independent taxpayer. Pursuant to the Tax Allocation Agreement, the Company will agree with SFR that from and after the closing of the Offerings and continuing for so long as the Company is included in SFR's consolidated group, the Company will pay to SFR an amount approximating the Federal, state and local tax liability it would have paid if the Company were not included in SFR's consolidated group. If the Spin Off is effected or the Company otherwise ceases to be a member of SFR's affiliated group, the Company will file separate Federal and state tax returns.

     During 1995, SFR elected for Federal income tax purposes to capitalize, rather than expense, the intangible drilling costs attributable to the Western Division's operations (which aggregated $22 million during 1995), which costs are deductible ratably over the next 60 months. As a result of that election, the net taxable income attributable to the operations of the Western Division is higher than it would have been had such costs been expensed. SFR has advised the Company that, so long as the Company remains a member of SFR's affiliated group, SFR intends to continue to elect to capitalize intangible drilling costs attributable to the Company's operations. That election will result in higher net taxable income generated by the Company's operations and, therefore, a larger payment to SFR under the Tax Allocation Agreement than would have been generated and paid had such costs been expensed, although the Company's net taxable income and payments for future periods will be reduced by a similar amount to the extent that capitalized costs are deducted during such periods. After the Company ceases to be a member of SFR's affiliated group, the Company intends to elect to expense similar costs thereafter incurred.

     In addition to the Services Agreement and Tax Allocation Agreement, at or prior to the closing of the Offerings, the Company will enter into the Registration Rights Agreement (pursuant to which SFR will have the right to require that its shares of Common Stock be registered for sale), the Contribution Agreement (pursuant to which the assets of the Western Division will be contributed to the Company) and the Spin Off Tax Indemnity Agreement (pursuant to which the Company will agree to indemnify SFR for costs incurred in the event that actions taken by the Company result in the Spin Off being taxable). Although the Company has no intention to take any actions that would result in an indemnity payment becoming due under the Spin Off Tax Indemnity Agreement, as described under "Risk Factors -- Intended Spin Off by SFR", the Company believes that if it is required to make a payment pursuant to such Agreement, the amount of such payment would have a material adverse effect on the Company's financial condition. For a description of such contractual arrangements see "Relationship Between the Company and SFR".

                                    BUSINESS

GENERAL

     The Company is an independent oil and gas company engaged in the production, development and acquisition of oil and natural gas in the State of California. As of September 1, 1996 the Company had net proved reserves of approximately 214 MMBOE with a pre-tax net present value, discounted at 10%, of approximately $750 million, according to estimates prepared by Ryder Scott. In 1995, the Company's operations generated total revenues of approximately $211 million, EBITDA of approximately $108 million and net income of approximately $34 million. During the nine months ended September 30, 1996, the Company's average production was approximately 47 MBOE per day, resulting in a reserve-to-production ratio of 12.5 years.

     The Company was formed in August 1996 to own the properties and conduct the business of the Western Division of SFR following a determination by SFR's board of directors to separate SFR's operations into two independent companies. The SFR board made this determination because SFR's oil and gas operations have developed, over time, into separate businesses that operate independently and have diverging capital requirements and risk profiles. In addition, the board believes that separating SFR's operations into two independent companies will allow each to more efficiently develop its distinct resource base and pursue separate business opportunities while providing each with improved access to capital markets. While the Company will focus its efforts on exploitation opportunities on its California properties, SFR has advised the Company that SFR intends to focus on developing and exploiting its properties outside of California and pursuing acquisition and exploration opportunities in other areas of the United States and abroad. The Offerings and the other transactions to be effected at or prior to the closing of the Offerings are the initial phase of the separation of these two businesses. Immediately after the Offerings are consummated, SFR will own approximately 85% of the outstanding Common Stock. The second phase of the separation will involve the distribution to the common stockholders of SFR of the shares of Common Stock owned by SFR following the Offerings. See "-- Transactions at Closing" and "-- Relationship Between the Company and SFR -- Intended Spin Off by SFR".

     The Company owns and operates properties in four major oil producing fields located in the San Joaquin Valley of California: Midway-Sunset, Kern River, South Belridge and Coalinga. These fields are among the most prolific oil fields in the United States, particularly the Midway-Sunset, Kern River, and South Belridge fields which are the three largest producing oil fields in the lower 48 states. The Midway-Sunset field accounted for approximately 78% of the Company's total proved reserves at September 1, 1996 and 74% of its average daily production for the first nine months of 1996. An additional 18% of the Company's total proved reserves as of September 1, 1996, and 21% of its average daily production for the first nine months of 1996 were attributable to the Kern River, South Belridge and Coalinga fields. The Company initiated production from the San Joaquin Valley fields in 1905 and nearly all of the reserves in these fields have been characterized by low gravity and high viscosity or "heavy" oil, the production of which depends primarily on thermally enhanced recovery techniques. The Company holds an interest in approximately 16,000 gross acres in these fields with an average working interest in these properties of approximately 99%.

     The Company seeks to accelerate its growth in both production and reserves through an active development program which concentrates on the use of heat (typically in the form of steam) to reduce the viscosity and increase the producibility of its reserve base. During the five years ended December 31, 1995, the Company spent a total of $176 million (an average of $35 million per year) on development activities on its properties. Cumulative production from the Company's properties during the same five year period exceeded 78 MMBOE while additions to proved reserves exceeded 97 MMBOE (yielding 19 MMBOE net additions after production). The table set forth below demonstrates the growth in the Company's proved reserve base, as estimated by Ryder Scott:

                                                             PROVED RESERVES
                                        ---------------------------------------------------------
                                                      DECEMBER 31,
                                        ----------------------------------------     SEPTEMBER 1,
                                        1991     1992     1993(1)  1994     1995         1996
                                        ----     ----     ----     ----     ----     ------------
    Crude oil (MMBbls)................  183      190      184      191      200           212
    Natural gas (BCF).................   22       19       12       13       12            12
              Total (MMBOE)...........  187      193      186      193      202           214

---------------

(1) The reduction in proved reserves in 1993 primarily reflects the sale of the Western Division's interests in certain properties containing estimated proved reserves of approximately 5.7 MMBOE.


Based on reservoir engineering studies prepared by Ryder Scott, the Company believes that it can continue to make significant additions to proved reserves on its properties through additional EOR and development projects, and the Company has developed a large inventory of such projects from which it expects to make such additions. The Company anticipates spending approximately $46 million during 1996 (of which $35 million has been expended through September 30, 1996) and $68 million during 1997 on additional development projects on its properties. Because the actual amounts expended in the future and the results therefrom will be influenced by numerous factors, including many beyond the Company's control, and due to the inherent uncertainty of reservoir engineering studies, no assurances can be given as to the amounts that will be expended or, if expended, that the results therefrom will be consistent with the Company's prior experience or expectations. See "Business -- Development Activities".


STRATEGY

     The Company's strategy is to efficiently and consistently increase its production rates and proved reserves while maximizing total return to stockholders. The Company intends to achieve its objectives by developing its existing fields through the deployment of advanced production techniques, by pursuing reserve acquisition opportunities which are consistent with its geographic and operational strengths, by maintaining a dividend policy that will provide a significant current return to stockholders. Key elements of the Company's strategy include:

     ACCELERATED EXPLOITATION PROGRAM. The Company plans to increase its investment in relatively low-risk development and infill drilling opportunities in its existing fields in order to maximize production and reserves over the long-term. During the five years ended December 31, 1995, the Company completed 1,064 well operations (which include development and injection wells, workovers and recompletions), of which 1,062 were successful. These operations contributed to proved reserve additions of approximately 97 MMBOE at an average finding cost of $2.32 per BOE. Reserve additions in 1995 totaled approximately 24 MMBOE, more than 150% of production for the year. The Company expects to complete more than 300 well operations in each of 1996 and 1997 with budgeted capital expenditures during such years of approximately $51 million and $68 million, respectively. The Company believes that its sizable project inventory will allow it to continue to increase its production and reserves over the next several years.

     INCREASED HORIZONTAL DRILLING. The Company has recently begun to utilize horizontal drilling techniques, which have increased production and ultimate reserve recovery on its existing properties. The Company drilled six horizontal wells in the Midway-Sunset field during the first nine months of 1996 which are currently producing at rates ranging from 80 to 400 Bbls per day (an average of 150 Bbls per day) per well compared to an average of 20 Bbls per day from the Company's conventional vertical wells, although there can be no assurance that such rates can be sustained in the future. The Company expects to complete 45 additional horizontal wells by the end of 1997 at an expected capital cost of approximately $20 million, although the actual number of horizontal wells drilled could be increased or decreased based upon the results realized from the horizontal wells completed. While horizontal drilling has only recently been employed in the Company's operations, the Company believes that this technology represents a significant opportunity for more cost effective development, increased reserves and increased production and total recovery rates from its properties.

     LOW COST PRODUCER. The Company believes that its finding costs and producing costs are among the lowest for heavy crude producers in the United States. Due to the reservoir characteristics of the Company's producing properties and the extensive development activities conducted to date thereon, such properties are well suited to low cost development and exploitation drilling. For example, the Company's average finding cost for the three years ended December 31, 1995 was $1.97 per BOE. In addition, continuing cost control efforts have contributed to the reduction of its production and operating costs from $6.52 per BOE in 1991 to $5.75 per BOE for the first nine months of 1996 (excluding hedging losses of $0.25 per BOE). The Company plans to continue to pursue operational efficiencies, including facilities upgrades and process consolidations with adjoining producers, to further reduce both finding and producing costs.


     FINANCIAL AND OPERATIONAL FLEXIBILITY. The Company believes that the consummation of the Offerings and the related transactions will give the Company significantly more operational and financial flexibility, including the ability to (i) maintain an appropriate capital structure, (ii) focus its available financial resources on the development of its producing properties in California and (iii) pursue selective acquisition opportunities as they arise. On a pro forma basis, after giving effect to the consummation of the Offerings and the Transactions, the Company had total indebtedness of $214 million as of September 30, 1996 and a pro forma ratio of EBITDA to interest expense for the first nine months of 1996 of 6.6 to 1.0.


     SIGNIFICANT DIVIDEND PAYOUT. Following the Offerings, the Company intends to maintain a dividend policy that will provide a significant return to stockholders. The Company intends to pay dividends at a rate of $0.60 per share per annum to the holders of Common Stock (representing a yield of 4.3% assuming an initial public offering price of $14.00 per share). However, the actual amount of future dividends declared and paid, if any, will depend upon the declaration of same by the Company's board of directors and upon the Company's financial condition, earnings and funds from operations, the level of its capital and exploration expenditures, dividend restrictions contained in its financing agreements, its future business prospects and such other matters as the directors of the Company may deem relevant.

     APPLICATION OF ADVANCED TECHNOLOGIES. The Company will continue to utilize its growing technology base, including increasing use of 3-D seismic surveys, water floods, thermal EOR techniques, new fracturing techniques and reservoir modeling. The Company believes that 3-D seismic techniques may identify significant additional reserves and is currently negotiating a joint venture with Chevron U.S.A., Inc. to conduct a 3-D seismic survey of certain properties in the Midway-Sunset field. The Company has extensive experience with EOR techniques and has conducted steamflood operations on its properties since the 1960s. The Company has improved its thermal EOR techniques over time and is currently focusing on efficient reservoir heat management techniques which are intended to optimize recoveries and minimize fuel costs. The Company believes that its expertise in utilizing advanced technologies will allow it to identify and recover additional reserves in its existing properties.

     EXPLOITATION OF FAVORABLE MARKET CONDITIONS. Market conditions for producers of California heavy crude have improved significantly in recent years. Based upon statistics developed by the California Energy Commission and the U.S. Census Bureau, California consumes more energy than any other state in the United States and its energy consumption is expected to grow through at least the year 2000 as its population expands. While California's energy consumption continues to increase, California's aggregate crude oil supplies have decreased primarily as the result of three factors: (i) declining California crude production; (ii) reduced oil supplies to California from the Alaskan North Slope (which provided 60% of the crude oil consumed by refiners in California during 1995) resulting from a decline in production and the initiation of sales to foreign markets; and (iii) the availability of new transportation systems which enable San Joaquin producers to sell crude oil outside California. The Company believes that California's growing energy demand and declining crude oil supply, together with other market factors, have contributed to the increase in average posted prices for the Midway-Sunset field (for heavy crude) from $12.08 per Bbl in 1991 to $15.25 per Bbl for the first nine months of 1996. In addition, the spread between the West Texas Intermediate ("WTI") posted price (for light crude) and the Midway-Sunset field posted price (for heavy crude) has declined from $8.12 per Bbl in 1991 to $4.37 per Bbl for the first nine months of 1996. There can be no assurances, however, with respect to future Midway-Sunset field posted prices for crude oil or the future spread between WTI and Midway-Sunset posted prices.


     REGIONAL EXPERTISE. The Company is one of the largest independent oil producers in California, based upon a 1995 report of the California Department of Conservation. The Company intends to continue to focus on this region in order to capitalize on its geologic, engineering and production expertise developed through continuous operations in the area since 1905. The Company believes that such expertise gives it the ability to efficiently develop additions to proved reserves in the Company's existing portfolio of properties as well as to identify potential acquisitions.

DEVELOPMENT ACTIVITIES

     The Company is engaged in development activities primarily through the application of thermal EOR techniques on its heavy oil properties in the San Joaquin Valley. Thermal EOR operations involve the injection of steam into a reservoir to raise the temperature and reduce the viscosity of heavy oil, facilitating the flow of the oil into producing wellbores. The Company has conducted thermal EOR projects in the San Joaquin Valley since the mid-1960s and employs two principal techniques: cyclic steam stimulation, which involves the injection of steam through a wellbore for a period of days or weeks after which the same wellbore is used to produce oil, typically for a period of weeks or months; and steam flooding, a process by which steam is injected into the center of a well pattern and oil is produced from surrounding producing wells. The Company has also employed a third technique, referred to as insitu combustion, in which air is injected into a dedicated wellbore, a combustion zone is established within a reservoir to heat the oil and reduce its viscosity and oil is produced from surrounding wellbores. In addition to these thermal techniques, the Company has extensive experience in the use of waterfloods, which involves the injection of water into a reservoir to drive hydrocarbons into producing wellbores.

     In addition to the thermal and waterflood development techniques described above, the Company has recently begun to utilize horizontal drilling and 3-D seismic surveys. The Company has drilled six horizontal wells in the Midway-Sunset field during the first nine months of 1996, which are producing at rates ranging from 80 to 400 Bbls per day (an average of 150 Bbls per day) per well, compared to an average of 20 Bbls per day from the Company's vertical wells, although there can be no assurance that such rates can be sustained in the future. The Company plans to drill 45 additional horizontal wells by the end of 1997 at an expected cost of approximately $20 million, although the actual number of horizontal wells drilled could be increased or decreased based on the results realized from the horizontal wells completed. While horizontal wells are more expensive to drill than vertical wells, the Company believes that its experience to date demonstrates both that horizontal wells are capable of producing in excess of the 20 Bbl per day levels typical of vertical wells in the area and that horizontal wells will enable the Company to find and produce reserves which would not have been recovered using conventional vertical well techniques. Accordingly, the Company believes that horizontal drilling represents an opportunity to significantly reduce the cost and improve the efficiency of its development efforts. In addition to undertaking its horizontal drilling program, the Company is currently negotiating a joint venture with Chevron USA, Inc. to develop a 3-D seismic survey of certain properties in the Midway-Sunset field. The Company believes that 3-D seismic techniques may identify significant additional reserves.

SIGNIFICANT PRODUCING PROPERTIES

     The following table sets forth information with respect to the most significant producing properties of the Company, which are described in more detail following such table. Each of the Midway-Sunset, Kern River, South Belridge and Coalinga fields is commonly referred to as a "giant" field because of the presence of ultimate producible reserves in excess of 100 MMBOE.

                                                     NET                                        PROVED
                                                PRODUCTION(1)                                 RESERVES(2)
                                 --------------------------------------------   ---------------------------------------
                                    OIL        GAS       TOTAL     PERCENTAGE     OIL       GAS     TOTAL    PERCENTAGE
    FIELD OR OPERATIONS AREA     (MBBLS/d)   (MMCF/d)   (MBOE/d)    OF TOTAL    (MMBBLS)   (BCF)   (MMBOE)    OF TOTAL
------------------------------------------   --------   --------   ----------   --------   -----   -------   ----------
Midway-Sunset....................     34         2         35           74         166        8      167          78
Kern River.......................      5         1          5           10          19       --       19           9
South Belridge...................      3         1          3            6          14        4       15           7
Coalinga.........................      2        --          2            5           4       --        4           2
Other (primarily LA Basin).......      2        --          2            5           9       --        9           4
                                      --        --         --          ---         ---       --      ---         ---
    Total producing properties...     46         4         47          100         212       12      214         100
                                      ==        ==         ==          ===         ===       ==      ===         ===

---------------

(1) Average daily production rates during the first nine months of 1996.

(2) As of September 1, 1996.


     MIDWAY-SUNSET. The Company owns and operates a 100% working interest (96% average net revenue interest) in over 13,000 gross acres and 2,300 producing wells in the Midway-Sunset field. The Company is currently the largest producer in the field and has operated there continuously since 1905. With field-wide production rates of approximately 166 MBbls per day, the Midway-Sunset field is the largest producing oil field in the lower 48 states and has produced in excess of 2 billion barrels of oil. Substantially all of the oil produced from the Midway-Sunset field is heavy crude oil located in the Pleistocene and Miocene reservoirs at depths of less than 2,000 feet. Producing formations include (in order of increasing depth) the Tulare and Etchegoin formations as well as the Potter, Spellacy and Diatomite horizons of the Monterey formation. During the first nine months of 1996, the Midway-Sunset field accounted for approximately 74% of the Company's crude production. As of September 1, 1996, the Company's total proved reserves in the Midway-Sunset field were approximately 167 MMBOE, or approximately 78% of its total proved reserves.



     Despite being in continuous production since 1905, the Company's Midway-Sunset properties have produced at record levels in the first nine months of 1996. These production rates are the result of development activities using cyclic steam injection, steamflood, in situ combustion and horizontal drilling operations, which have increased net daily production from approximately 24 MBbls per day in early 1990 to in excess of 35 MBbls per day by September 1996. The Company has focused most of its development efforts and technology on the Potter horizon which has demonstrated approximately 5.5% compounded annual growth in production rates from 1990 through September 30, 1996. Capital expenditures for development in the Midway-Sunset field have averaged $20 million over the six-year period from 1990 through 1995. Since May 1995, the Company has drilled seven horizontal wells in the Midway-Sunset field, which are currently producing at rates ranging from 80 to 400 Bbls per day (an average of 150 Bbls per day) per well. The Company plans to drill 40 additional horizontal wells in this field by the end of 1997.


     Despite record levels of production, the Company believes, based on reservoir engineering studies prepared by Ryder Scott, that it can continue to make significant additions to its proved reserves in this field through additional EOR and development projects. While most of the Company's EOR efforts in this field have concentrated on the Potter horizon, the Company believes that these techniques may generate similar production and reserve additions in each of the Spellacy, Tulare and Diatomite horizons. The Company has identified in excess of 1,300 well operations that could be undertaken in the field and anticipates completing 250 of these operations in 1996 and 300 in 1997 at an estimated capital cost of $35 million and $51 million, respectively.

     KERN RIVER. The Company owns and operates a 100% working interest (91% average net revenue interest) in four properties in the Kern River field, located near Bakersfield, California. The Company acquired its interest in the Kern River field in 1905. With field-wide production rates of approximately 138 MBbls per day, the Kern River field is the second largest producing oil field in the lower 48 states and has produced in excess of 1.5 billion barrels of oil. Most of the oil produced from the Kern River field is heavy crude oil produced from Plio-Pleistocene reservoirs at depths of less than 1,000 feet. During the first nine months of 1996, the Kern River field accounted for approximately 10% of the Company's total crude production. As of September 1, 1996, the Company's total proved reserves in the Kern River field were approximately 19 MMBOE, or approximately 9% of its total proved reserves.

     The Company's production from the Kern River field has increased from approximately 2 MBbls per day in 1990 to approximately 5 MBbls per day in the first nine months of 1996. Capital expenditures over the same period of time have increased from $2 million in 1991 to a projected $5 million in 1996.

     As with the Midway-Sunset field, management believes, based on engineering studies prepared by Ryder Scott, that the Company can continue to make significant additions to its proved reserves in the Kern River field through additional thermal development projects. The Company has identified 128 well operations (including two horizontal wells) that could be undertaken in the field and anticipates completing 49 of these operations in 1996, and 20 in 1997, at an estimated capital cost of $5 million and $2 million, respectively.

     SOUTH BELRIDGE. The Company has a 46% average working interest (40% average net revenue interest) in its properties in the South Belridge field, which is located 15 miles north of the Midway-Sunset field. The Company acquired interests in the South Belridge field in 1987 and expanded its holdings in 1991. With production of approximately 110 MBbls per day, the South Belridge field is the third highest producing oil field in the lower 48 states and has produced in excess of one billion barrels of oil. The oil in the South Belridge field is heavy and intermediate crude that is produced from Tulare, Etchegoin and Diatomite formations equivalent to those found in the Midway-Sunset field, generally at depths of less than 2,000 feet. During the first nine months of 1996, the South Belridge field accounted for approximately 5% of the Company's total crude production. As of September 1, 1996, the Company's total proved reserves in the South Belridge field were approximately 15 MMBOE, or approximately 7% of its total proved reserves.

     The Company has identified 83 additional drilling and remediation projects (including one horizontal well) in the South Belridge field and anticipates completing 40 of the projects by the end of 1997 at an estimated cost of approximately $3 million.

     COALINGA. The Company has a 100% average working interest (84% average net revenue interest) in its properties in the Coalinga field which is located 55 miles southwest of Fresno, California. Total field-wide production from Coalinga has exceeded 800 million barrels with total current production of approximately 26 MBbls per day. During the first nine months of 1996, the Coalinga field accounted for approximately 5% of the Company's crude production. As of September 1, 1996, the Company's total proved reserves in the Coalinga field were approximately 4 MMBOE, or approximately 2% of its total proved reserves.

     The Company acquired its interest in the Coalinga field in 1977. The Company has identified 104 additional drilling and remediation projects (including two horizontal wells) in the Coalinga field and anticipates completing 48 of the projects by the end of 1997 at an estimated cost of approximately $4 million.

     LA BASIN. The Company has an average 30% working interest (24% average net revenue interest) in four producing properties in Los Angeles and Orange Counties in California (the "LA Basin"). During the first nine months of 1996, the Company's LA Basin properties accounted for approximately 5% of the Company's total crude production. As of September 1, 1996, the Company's total proved reserves in the LA Basin were approximately 8 MMBOE, or approximately 4% of its total proved reserves. The Company's LA Basin properties include a 69% working interest (51% net revenue interest) in the Santa

Fe Springs field which was acquired in May 1996. As of September 1, 1996, production from this interest was 2,100 Bbls per day (1,100 Bbls per day net).

RESERVES

     The following table sets forth information regarding changes in Ryder Scott's estimates of proved net reserves from January 1, 1992 to September 1, 1996.

                                                                        NET
                                                                     PURCHASES    CHANGES IN
                               BALANCE AT    REVISIONS               (SALES) OF    OWNERSHIP                  BALANCE
                               BEGINNING    OF PREVIOUS   IMPROVED    MINERALS        IN                      AT END
                               OF PERIOD     ESTIMATES    RECOVERY    IN PLACE    PARTNERSHIP   PRODUCTION   OF PERIOD
                               ----------   -----------   --------   ----------   -----------   ----------   ---------
Proved reserves, for year
  ended:
  December 31, 1992
     Oil and condensate
       (MMBbls)................     183           9          13          --            --           (15)        190
     Natural gas (Bcf).........      22          --          --          --            --            (3)         19
     Oil equivalent (MMBOE)....     187           9          13          --            --           (16)        193
  December 31, 1993
     Oil and condensate
       (MMBbls)................     190         (14)         27          (4)            1           (16)        184
     Natural gas (Bcf).........      19          --          --          (5)           --            (2)         12
     Oil equivalent (MMBOE)....     193         (14)         27          (5)            1           (16)        186
  December 31, 1994
     Oil and condensate
       (MMBbls)................     184          10          12          --            --           (15)        191
     Natural gas (Bcf).........      12           2          --          --            --            (1)         13
     Oil equivalent (MMBOE)....     186          10          12          --            --           (15)        193
  December 31, 1995
     Oil and condensate
       (MMBbls)................     191          10          14          --            --           (15)        200
     Natural gas (Bcf).........      13           1          --          --            --            (2)         12
     Oil equivalent (MMBOE)....     193          10          14          --            --           (15)        202
  September 1, 1996(1)
     Oil and condensate
       (MMBbls)................     200           8          13           2            --           (11)        212
     Natural gas (Bcf).........      12           1          --          --            --            (1)         12
     Oil equivalent (MMBOE)....     202           8          13           2            --           (11)        214

                                                               DECEMBER 31,                 SEPTEMBER
                                                   ------------------------------------        1,
                                                   1991    1992    1993    1994    1995       1996
                                                   ----    ----    ----    ----    ----    -----------
Proved developed reserves (MMBOE).................  149     157     142     142     159        169

---------------

(1) For the eight-month period beginning January 1, 1996.

     Historically, the Company has utilized active development and exploration programs as well as selected acquisitions to replace its reserves depleted by production. The Company has increased its proved reserves (net of production and sales) by approximately 6% over the five years ended December 31, 1995. Substantially all of such increases are attributable to proved reserve additions from the Company's producing oil properties in the San Joaquin Valley of California and acquisitions of oil and gas reserves.

     Ryder Scott, a firm of independent petroleum engineers, prepared the above estimates of the Company's total proved reserves as of December 31, 1992 through 1995 and as of September 1, 1996.

     As of September 1, 1996, approximately 21% of the Company's total proved reserves was classified as proved undeveloped reserves.

     The standardized measure of discounted future net cash flows (after income taxes) relating to proved reserves for the Company as of December 31, 1995 was $426 million ($654 million before income taxes). The discounted future net cash flows (before income taxes) relating to proved reserves for the Company as of September 1, 1996 was $750 million.

     In accordance with the Commission's guidelines, Ryder Scott's estimate of standardized measure of discounted future net cash flows from the Company's properties has been made using oil and natural gas sales prices in effect as of the date of such estimate and have been held constant throughout the life of the properties except where such guidelines permit alternate treatment, including the use of fixed and determinable contractual price escalations. Prices for natural gas, natural gas liquids and crude oil are subject to substantial fluctuations as a result of numerous other factors. The standardized measure of discounted future net cash flows relating to proved reserves should not be construed as the current market value of estimated natural gas, natural gas liquids and crude oil reserves. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. The reserve data set forth herein represent estimates only. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. See "Risk Factors -- Uncertainties in Estimates of Proved Reserves".


     During 1995 SFR filed Energy Information Administration Form 23 which reported natural gas and oil reserves for the year 1994. The reserve estimates reported on Form 23 are not comparable with the reserve estimates reported herein because Form 23 required that reserves be reported on a gross operated basis rather than on a net interest basis. On an equivalent barrel basis, the reserve estimates for the year 1994 contained in such report and those reported herein for the year 1994 do not differ by more than five percent.


DEVELOPMENT, EXPLORATION AND ACQUISITION EXPENDITURES

     The following table shows the Company's total oil and gas development, exploration and acquisition expenditures since the beginning of 1991 through December 31, 1995 and budgeted development and exploration expenditures for 1996. Actual exploration and development expenditures in 1996 may vary materially from the budgeted amounts set out below because such expenditures are based upon factors beyond the Company's control, such as the success or failure of drilling activities and industry and market conditions.

                                                                                        BUDGETED
                                          HISTORICAL YEAR ENDED DECEMBER 31,          YEAR ENDING
                                     --------------------------------------------     DECEMBER 31,
                                     1991      1992      1993      1994      1995         1996
                                     ----      ----      ----      ----      ----     ------------
                                                     (IN MILLIONS)
    Development costs(1)...........  $54       $17       $38       $23       $48          $ 46
    Exploration costs..............    3         3         2         1         3             2
    Acquisition costs:
      Unproved leasehold...........   --        --        --        --        --            --
      Proved properties............   29        --         4        --         1             3
                                     ---       ---       ---       ---       ---           ---
              Total costs..........  $86       $20       $44       $24       $52          $ 51
                                     ===       ===       ===       ===       ===           ===

---------------

(1) Development expenditures include costs of EOR projects, infill drilling and primary development drilling of offset wells.

     The foregoing table reflects all acquisition, exploration and development expenditures (including capitalized interest and allocated exploratory support costs), whether capitalized or charged to expense. Capitalized interest for the years ended December 31, 1991, 1992, 1993, 1994 and 1995 was $0.3 million, $0.1 million, $0.3 million, $0.6 million and $0.7 million, respectively. Through September 30, 1996, the Company has spent $40 million on all such expenditures. Capitalized interest for the same period is estimated to be $0.9 million.


ACQUISITION ACTIVITIES

     The Company continually evaluates acquisitions of producing and non-producing oil and gas properties that would add to its reserve base and present additional development opportunities at attractive prices. From 1994 through the third quarter of 1996, the Company spent approximately $4 million in 3 transactions to purchase an estimated 4.4 MMBOE of proved oil and gas reserves in California. Although the Company may pursue opportunities in other areas, the Company plans to focus primarily on areas contiguous with, or in close proximity to, its existing operations. Future acquisitions will depend upon, among other things, the availability of opportunities to purchase reserves that would complement the Company's existing properties and that would meet or exceed the Company's economic criteria with respect to, among other things, cost of reserve additions, the availability of funding on acceptable terms and other projects to which the Company may be committed that would compete with the personal or capital resources required to be dedicated to a particular acquisition opportunity.

DRILLING ACTIVITIES

     The table below sets forth, for the periods indicated, the number of wells drilled in which the Company had an economic interest. As of September 30, 1996, no wells were in progress.


                                                                                   NINE MONTHS
                                         YEAR ENDED DECEMBER 31,                      ENDED
                            -------------------------------------------------     SEPTEMBER 30,
                                1993              1994              1995               1996
                            -------------     -------------     -------------     --------------
                            GROSS     NET     GROSS     NET     GROSS     NET     GROSS      NET
                            -----     ---     -----     ---     -----     ---     -----      ---
    Development wells:
      Completed............  170      152       78      70       222      208      188       183
      Dry holes............    1        1        1       1        --       --        2         2
                             ---      ---       --      --       ---      ---      ---       ---
              Total........  171      153       79      71       222      208      190       185
                             ---      ---       --      --       ---      ---      ---       ---
    Exploration wells:
      Completed............   --       --       --      --        --       --       --        --
      Dry holes............   --       --       --      --         3        3        1        --
                             ---      ---       --      --       ---      ---      ---       ---
              Total........   --       --       --      --         3        3        1        --
                             ---      ---       --      --       ---      ---      ---       ---
    Total..................  171      153       79      71       225      211      191       185
                             ===      ===       ==      ==       ===      ===      ===       ===


The number of wells drilled may not be a valid measure or indicator of the relative success or value of a drilling program because the significance of the reserves and their economic potential may vary widely for each property and well.

PRODUCING WELLS

     The following table sets forth the Company's ownership in producing wells at September 30, 1996:

                                                                         TOTAL PRODUCING
                                                                              WELLS
                                                                        -----------------
                                                                        GROSS        NET
                                                                        -----       -----
    Oil...............................................................  5,560       4,995
    Natural gas.......................................................      2          --
                                                                        -----       -----
              Total...................................................  5,562       4,995
                                                                        =====       =====

PRODUCTION AND PRICES

     The following table sets forth certain information regarding the Company's volumes of production and sales prices during the years 1993, 1994 and 1995 and the nine months ended September 30, 1995 and September 30, 1996:

                                                                                  NINE MONTHS
                                                                                     ENDED
                                                      YEAR ENDED DECEMBER 31,    SEPTEMBER 30,
                                                      -----------------------    --------------
                                                      1993     1994     1995     1995     1996
                                                      -----    -----    -----    -----    -----
Average daily production:
  Crude oil and liquids production (MBbls/d)........     43       41       42       41       46
  Natural gas production (MMcf/d)...................      6        4        5        5        4
  Total production (MBOE)...........................     44       42       43       42       47
Crude oil and liquids average sales price ($/Bbl)
     Unhedged.......................................  11.63    11.53    13.50    13.75    15.33
     Hedged.........................................  11.63    11.53    13.50    13.79    15.08
Natural gas average sales price ($/Mcf).............   1.59     1.14     0.98     1.02     1.00

ACREAGE

     The following table summarizes the Company's developed and undeveloped fee and leasehold acreage at September 30, 1996. Excluded from such information is acreage in which the Company's interest is limited to royalty, overriding royalty and other similar interests.

                                         DEVELOPED         UNDEVELOPED           TOTAL
                                      ----------------    --------------    ----------------
                 FIELD                GROSS      NET      GROSS     NET     GROSS      NET
    --------------------------------  ------    ------    -----    -----    ------    ------
    Midway-Sunset...................  12,795    12,787      320      320    13,115    13,107
    Kern River......................     595       595       --       --       595       595
    South Belridge..................     919       710       --       --       919       710
    Coalinga........................   1,474     1,474       --       --     1,474     1,474
    LA Basin........................   1,342     1,342      234      234     1,576     1,576
    Other...........................  19,816     4,610    6,053    6,053    25,869    10,663
                                      ------    ------    -----    -----    ------    ------
              Total.................  36,941    21,518    6,607    6,607    43,548    28,125
                                      ======    ======    =====    =====    ======    ======

CURRENT MARKETS FOR OIL AND GAS

     The Company's profitability is determined in large part by the difference between the prices received for the oil and natural gas that it produces and the costs of finding, developing and producing such reserves. Prices for oil and natural gas have been subject to wide fluctuations, which continue to reflect imbalances in supply and demand as well as other market conditions and the world political situation as it affects OPEC, the Middle East, the former Soviet Union and other producing countries. Moreover, the price of oil and natural gas may be affected by the price and availability of alternative sources of energy, weather conditions and the general state of the economy. Even relatively modest changes in oil and natural gas prices may significantly change the Company's revenues, results of operations, cash flows and proved reserves. Based on operating results for the first nine months of 1996, the Company estimates that on an annualized basis a $1.00 per barrel increase (or decrease) in its average crude oil sales price would result in a $17 million increase (or decrease) in income from operations, a $10 million increase (or decrease) in net income and a $10 million increase (or decrease) in cash flow from operating activities. Because the Company is a relatively small producer of natural gas, it consumes more gas in its EOR operations than it produces. As a result, an increase in natural gas prices adversely affects the Company's results of operations. Based on operating results for the first nine months of 1996, the Company estimates that on an annualized basis a $0.10 per Mcf increase (or decrease) in the average domestic natural gas sales price would result in a $2 million decrease (or increase) in income from operations, a $1 million decrease (or increase) in net income and a $1 million decrease (or increase) in cash flow from operating activities. The foregoing estimates do not give effect to changes in any other factors, such as the effect of the Company's hedging program or depreciation and depletion, that would result from a change in oil and natural gas prices. See "Risk Factors -- Effects of Changing Oil and Gas Prices".

     The market for heavy crude oil produced in California differs substantially from the remainder of the domestic crude oil market, due principally to the transportation and refining requirements associated with heavy crude. Although the prices realized for heavy crude oil are generally lower than those realized from the sale of light crude oil, several economic trends have favorably affected the market for the Company's production in recent years. See
"-- Strategy". In addition to the current favorable economic trends in California heavy crude prices, the Company has facilities in place that it believes will allow it to adapt to changes in pricing trends to a greater extent than many of its competitors. For example, the Company owns and operates a large gathering, blending and transportation system on its properties in the San Joaquin Valley. At this terminal up to 30 MBbls of heavy oil per day can be mixed or blended with lighter grades, a capability which enables the Company to upgrade the majority of its heavy oil into a lighter crude which can be sold at a higher price. The terminal also directly connects the Company's production with five major pipelines serving refineries throughout California and gives the Company the ability to meet the product specifications of multiple pipelines and inter- and intra-state markets.

     From time to time the Company has hedged a portion of its oil and natural gas production to manage its exposure to volatility in prices of oil and natural gas. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" for a discussion of the Company's hedging activities.

CUSTOMERS

     For the first nine months of 1996, affiliates of Shell Oil Company ("Shell") and Celeron Corporation ("Celeron") accounted for approximately 39% and 29%, respectively, of the Company's crude oil and liquids sales (which with respect to certain properties includes royalty and working interest owners' share of production). The Company has sales contracts with several customers, including Shell and Celeron, which generally provide for sales of the Company's crude oil and liquids at market responsive prices and are cancellable by either party thereto upon short notice (generally 60 days or less). Because the Company's markets are characterized by a number of potential customers who are willing to purchase the Company's crude oil and liquids at market responsive prices, the Company does not believe that the loss or cancellation of its contracts with Shell or Celeron would have a material adverse effect on its financial condition or results of operations. No other individual customer accounted for more than 10% of the Company's crude oil and liquids revenues during 1995. Substantially all of the Company's oil production is currently sold at market prices that approximate posted field prices. Availability of a ready market for the Company's oil production depends on numerous factors, including the level of consumer demand, the level of worldwide oil production, the cost and availability of alternative fuels, the availability of refining capacity, the cost of and proximity of pipelines and other transportation facilities, regulation by state and federal authorities and the cost of complying with applicable environmental regulations.

OTHER BUSINESS MATTERS

  COMPETITION

     The Company faces competition in all aspects of its business, including, but not limited to, acquiring reserves, leases, licenses and concessions; obtaining goods, services and labor needed to conduct its operations and manage the Company; and marketing its oil and gas. The Company's competitors include multinational energy companies, other independent producers, oil and gas syndication programs and individual producers and operators. Many competitors have greater financial and other resources than the Company, more favorable exploration prospects and ready access to more favorable markets for their production. The Company believes that the well-defined nature of the reservoirs in its long-lived oil fields, its expertise in EOR methods, its extensive fee and leasehold acreage position, its regional focus, its active development position and its experienced management may give it a competitive advantage over some other producers, and management believes that the Company effectively competes in its markets. Availability of a ready market for the Company's oil and gas production depends on numerous factors, including the level of consumer demand, the extent of worldwide oil production, the cost and availability of alternative fuels, the cost of and proximity of pipelines and other transportation facilities, regulation by state and federal authorities and the cost of complying with applicable environmental regulations.

  REGULATION OF CRUDE OIL AND NATURAL GAS PRODUCTION

     The petroleum industry is subject to various types of regulation, including regulation by state and Federal agencies. State and federal legislation affecting the oil and gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies, both Federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and gas industry and its individual members, compliance with which is often difficult and costly and which may carry substantial penalties for non-compliance. State statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. The states in which the Company operates also have statutes and regulations governing conservation matters, including the unitization or pooling of oil and gas properties and rates of production from oil and gas wells. The Company does not appear to be affected by these burdens to any greater or lesser extent than other companies in the industry with similar types and amounts of production. Set forth below is a general description of certain Federal and state regulations which have an effect on the Company's operations.

     A portion of the Company's oil and gas leases are granted by the federal government and administered by the Bureau of Land Management ("BLM") and the Minerals Management Service ("MMS"), both of which are Federal agencies. Such leases are issued through competitive bidding, contain relatively standardized terms and require compliance with detailed BLM and MMS regulations and orders (which are subject to change by the BLM and the MMS).

     Federal legislation and regulatory controls in the United States have historically affected the price of the natural gas produced and consumed by the Company. The transportation and sale for resale of natural gas in interstate commerce are regulated pursuant to the Natural Gas Act of 1938 (the "NGA") the Natural Gas Policy Act of 1978 (the "NGPA") and the Federal Energy Regulatory Commission (the "FERC"). Although maximum selling prices of natural gas were formerly regulated, on July 26, 1989, the Natural Gas Wellhead Decontrol Act of 1989 ("Decontrol Act") was enacted, which terminated wellhead price controls on all domestic natural gas on January 1, 1993, amended the NGPA to remove completely by January 1, 1993 price and nonprice controls for all "first sales" of natural gas, which will include all sales by the Company of its own production; consequently, sales of the Company's natural gas currently may be made at market prices, subject to applicable contract provisions. The FERC's jurisdiction over natural gas transportation was unaffected by the Decontrol Act.

     The FERC also regulates interstate natural gas transportation rates and service conditions, which affect the price of natural gas consumed by the Company, as well as the revenues received by the Company for sales of natural gas it produces. Since the latter part of 1985, the FERC has endeavored to make interstate natural gas transportation more accessible to gas buyers and sellers on an open and nondiscriminatory basis. The FERC's efforts have significantly altered the marketing and pricing of natural gas. Commencing in April 1992, the FERC issued Order Nos. 636, 636-A and 636-B (collectively, "Order No. 636"), which, among other things, require interstate pipelines to "restructure" to provide transportation separate or "unbundled" from the pipelines' sales of gas.

     Although Order No. 636 does not regulate natural gas producers such as the Company, the FERC has stated that Order No. 636 is intended to foster increased competition within all phases of the natural gas industry. It is unclear what impact, if any, increased competition within the natural gas industry under Order No. 636 will have on the Company.

     Additional proposals and proceedings that might affect the natural gas industry are considered from time to time by Congress, the FERC, state regulatory bodies and the courts. The Company cannot predict when or if any such proposals might become effective, or their effect, if any, on the Company's financial condition or results of operations. The natural gas industry historically has been very heavily regulated; therefore, there is no assurance that the less stringent regulatory approach recently pursued by the FERC and Congress will continue indefinitely into the future.

     The Mineral Leasing Act of 1920 (the "Mineral Act") prohibits direct or indirect ownership of any interest in Federal onshore oil and gas leases by a foreign citizen of a country that denies "similar or like privileges" to citizens of the United States. Such restrictions on citizens of a "non-reciprocal" country applies ownership of controlling stock in a corporation that holds a Federal onshore oil and gas lease. If this restriction is violated, the corporation's lease can be canceled in a proceeding instituted by the United States Attorney General. Although the regulations of the BLM (which administers the Mineral Act) provide for agency designations of non-reciprocal countries, there are presently no such designations in effect. The Company owns interests in numerous Federal onshore oil and gas leases, and a portion of the Common Stock will be offered to citizens of foreign countries, which at some time in the future might be determined to be nonreciprocal under the Mineral Act.

     Sales of crude oil, condensate and gas liquids by the Company are not regulated and are made at market prices. The price the Company receives from the sale of these products is affected by the cost of transporting the products to market. Effective as of January 1, 1995, the FERC implemented regulations establishing an indexing system for transportation rates for oil pipelines, which would generally index such rates to inflation, subject to certain conditions and limitations. These regulations could increase the cost of transporting crude oil, liquids and condensate by pipeline. These regulations are subject to pending petitions for judicial review. The Company is not able to predict what effect, if any, these regulations will have on its business, but other factors being equal, the Company believes that such regulations are likely to increase transportation costs, effectively reducing wellhead prices for such commodities.

     The Company's gathering operations are subject to safety and operational regulations relating to the design, installation, testing, construction, operation, replacement and management of such facilities. The Company believes that its operations, to the extent they may be subject to current pipeline safety requirements, comply in all material respects with such requirements. The Company cannot predict what effect, if any, the adoption of additional pipeline safety legislation might have on its operations, but the Company could be required to incur additional capital expenditures and increased costs as a result of such future legislative and regulatory changes.

  ENVIRONMENTAL REGULATION

     GENERAL. The Company's operations are subject to Federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Environmental laws and regulations carry substantial penalties for failure to comply. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and impose substantial liabilities for pollution resulting from the Company's operations. State laws often require some form of remedial action to prevent pollution from former operations, such as pit closure and plugging abandoned wells. In addition, these laws and regulations may restrict the rate of oil and natural gas production below the rate that would otherwise exist.

     These laws and regulations increase the Company's cost of doing business and consequently affect its profitability. The Company anticipates that it will expend significant resources, both financial and managerial, to comply with environmental regulations and permitting requirements in order to comply with stricter industry and regulatory environmental and health and safety standards such as those described below. The Company estimates that capital expenditures necessary for foreseeable environmental control facilities are within normal provisions for maintenance capital expenditures. Although the Company believes that its operations and facilities are in compliance in all material respects with applicable environmental regulations, risks of substantial costs and liabilities are inherent in oil and gas operations and there can be no assurance that significant cost and liabilities will not be incurred in the future.

     Other developments, such as increasingly strict environmental laws and regulations and enforcement policies thereunder, and claims for damages to property, employees, other persons and the environment resulting from the Company's operations, could result in substantial costs and liabilities in the future. Currently, the Company does not believe that such costs will have a material adverse effect on its financial condition or results of operations.

     SOLID AND HAZARDOUS WASTE. The Company currently owns or leases numerous properties that have been used for production of oil and gas for many years. Although the Company has utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed or released on or under these properties. The Company could be required to remove or remediate previously disposed wastes and any related contamination or to perform remedial plugging operations to prevent future contamination.

     SUPERFUND. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes joint and several liability, without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of a site and companies that disposed or arranged for the disposal of the hazardous substance found at a site. CERCLA also authorizes the Environmental Protection Agency (the "EPA") and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. In the course of its operations, the Company has generated and will generate wastes that may fall within CERCLA's definition of "hazardous substances". The Company may be responsible under CERCLA for all or part of the costs to clean up sites at which such wastes have been disposed. Certain properties owned or used by the Company or its predecessors have been investigated under state and Federal Superfund statutes, and the Company has been and could be named a potentially responsible party ("PRP") for the cleanup of some of these sites.

     The Company's facilities in California are also subject to California Proposition 65, which was adopted in 1986 to address discharges and releases of, or exposures to, toxic chemicals in the environment. Proposition 65 makes it illegal to knowingly discharge a listed chemical if the chemical will pass (or probably will pass) into any source of drinking water. It also prohibits companies from knowingly and intentionally exposing any individual to such chemicals through ingestion, inhalation or other exposure pathways without first giving a clear and reasonable warning.

     The Company has been identified as one of over 250 PRPs at a Superfund site in Los Angeles County, California (the "OII Site"). The OII Site was operated by a third party as a waste disposal facility from 1948 until 1983. The EPA is requiring the PRPs to undertake remediation of the OII Site in several phases, which include site monitoring and leachate control, gas control and final remediation. In 1989 the EPA and a group of PRPs that includes the Company entered into a consent decree covering the site monitoring and leachate control phases of remediation. The Company was a member of the group Coalition Undertaking Remediation Efforts ("CURE") which was responsible for constructing and operating the leachate treatment plant. This phase is now complete and the Company's share of costs with respect to this phase was $0.9 million. Another consent decree provides for the predesign, design and construction of a gas plant to harness and market methane gas emissions. The Company is a member of the New CURE group which is responsible for the gas plant construction and operation and landfill cover. Currently, New CURE is in the design stage of the gas plant. The Company's share of costs of this phase is expected to be $1.9 million and such costs have been provided for in the Company's financial statements. Pursuant to consent decrees settling lawsuits against the municipalities and transporters involved with the OII site but not named by the EPA as PRPs, such parties are required to pay approximately $84 million, of which approximately $76 million will be credited against future remediation expenses. The EPA and the PRPs are currently negotiating the final closure requirements. After taking into consideration the credits from the municipalities and transporters, the Company estimates that its share of the final costs of the closure will be approximately $0.8 million, which amount has been provided for by the Company. The Company has entered into a Joint Defense Agreement with the other PRPs to defend against a lawsuit filed September 7, 1994 by 95 homeowners alleging, among other things, nuisance, trespass, strict liability and infliction of emotional distress. A second lawsuit has been filed by 33 additional homeowners against the Company and the other PRPs alleging similar damages and wrongful death. The Company intends to enter into a Joint Defense Agreement with the other PRPs and is not able to estimate costs or potential liability.

     In 1994 the Company received a request from the EPA for information pursuant to Section 104(e) of CERCLA and a letter ordering the Company and seven other PRPs to negotiate with the EPA regarding implementation of a remedial plan for a site located in Santa Fe Springs, California (the "Santa Fe Springs Site"). The Company owned the property on which the Santa Fe Springs Site is located from 1921 to 1932. During that time the property was leased to another company and in 1932 the property was sold to that company. During the time the other company leased or owned the property, hazardous wastes were allegedly disposed at the Santa Fe Springs Site. The EPA estimates that the total past and future costs for remediation will approximate $8 million. The Company filed its response to the Section 104(e) order setting forth its position and defenses based on the fact that the other company was the lessee and operator of the site during the time the Company was the owner of the property. However, the Company has also given its Notice of Intent to comply with the EPA's order to prepare a remediation design plan. The PRPs estimate the total cost to complete the final remediation to be $3 million and the Company has provided $250,000 for such costs in its financial statements.


     In March 1995 the Company and 12 other companies received notice that they have been identified as PRPs by the California Department of Toxic Substances Control (the "DTSC") as having generated and/or transported hazardous waste to the Environmental Protection Corporation ("EPC") Eastside Landfill during its fourteen-year operation from 1971 to 1985 (the "Eastside Site"). EPC has since liquidated all assets and placed the proceeds in trust (the "EPC Trust") for closure and post-closure activities. However, these monies may not be sufficient to close the site. The PRPs have entered into an agreement with the DTSC to characterize the contamination at the site and prepare a focused remedial investigation and feasibility study. The DTSC has agreed to implement reasonable measures to bring new PRPs into the agreement. The DTSC will address subsequent phases of the cleanup, including remedial design and implementation in a separate order agreement. The cost of the remedial investigation and feasibility study for the Eastside Site is estimated to be $0.8 million, the cost of which will be shared by the PRPs and the EPC Trust. The ultimate costs of subsequent phases will not be known until the remedial investigation and feasibility study is completed and a remediation plan is accepted by the DTSC. The Company currently estimates final remediation could cost $2 million to $6 million and believes the monies in the EPC Trust will be sufficient to fund the lower end of this range of costs. The Company has provided $80,000 in its financial statements for its share of costs related to this site.


     Pursuant to the Contribution Agreement, the Company will agree to indemnify and hold harmless SFR from and against any costs incurred in the future relating to environmental liabilities of the Western Division assets (other than the assets retained by SFR), including any costs or expenses incurred at any of the OII Site, the Santa Fe Springs Site and the Eastside Site, and any costs or liabilities that may arise in the future that are attributable to laws, rules or regulations in respect of any property or interest therein located in California and formerly owned or operated by the Western Division or its predecessors. SFR will agree to indemnify the Company from and against any costs relating to environmental liabilities of any assets or operations of SFR (whether or not currently owned or operated by SFR) to the extent not attributable to the Western Division (other than the assets retained by SFR).

     AIR EMISSIONS. The operations of the Company are subject to Federal, state and local regulations for the control of emissions from sources of air pollution. The Company's properties have been and may in the future be the subject of administrative enforcement actions for failure to comply with air regulations or permits. These administrative actions are generally resolved by payment of a monetary penalty and correction of any identified deficiencies. Alternatively, regulatory agencies may require the Company to forego construction or operation of certain air emission sources, although the Company believes that in the latter cases it would have enough permitted or permitable capacity to continue its operations without a material adverse effect on any particular producing field.

     After acquisition of the South Belridge Field in 1987, the Company's predecessor entered into discussions with the Kern County Air Pollution Control District to resolve certain permit compliance issues that had been identified prior to the acquisition. These county permit issues have been satisfactorily resolved. During this process, the Company discovered that the steam generators at the field were being operated in violation of Federal air emission permits. The Company has negotiated a consent decree with the EPA regarding the Federal permit violations requiring the payment of a $201,000 civil penalty and use of continuous emission monitoring systems on each operating steam generator at South Belridge.

     OIL POLLUTION ACT. Under the Oil Pollution Act of 1990 ("OPA"), owners and operators of onshore facilities and pipelines and lessees or permittees of an area in which an offshore facility is located ("Responsible Parties") are strictly liable on a joint and several basis for removal costs and damages that result from a discharge of oil into United States waters. These damages include, for example, natural resource damages, real and personal property damages and economic losses. OPA limits the strict liability of Responsible Parties for removal costs and damages that result from a discharge of oil to $350 million in the case of onshore facilities, except that these limits do not apply if the discharge was caused by gross negligence or wilful misconduct, or by the violation of an applicable Federal safety, construction or operating regulation by the Responsible Party, its agent or subcontractor.

     OSHA. The Company is subject to the requirements of the Federal Occupational Safety and Health Act ("OSHA") and comparable state statutes. The OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the Federal Superfund Amendment and Reauthorization Act and similar state statutes require the Company to organize information about hazardous materials used or produced in its operations. Certain of this information must be provided to employees, Federal, state and local governmental authorities and local citizens.

     OTHER. Kern County, California is proposing to adopt a comprehensive Kern Valley Floor Habitat Conservation Plan (the "HCP") for the San Joaquin Valley. The HCP, if adopted, will obviate the need for consultations with the U.S. Fish and Wildlife Service under certain provisions of the Endangered Species Act. Although intended to allow projects on both Federal and private lands to be completed with a minimum of uncertainty, no assurance can be given that this plan will not delay or prevent the issuance of permits necessary for expanded operations or exploration, and such plan could impact the costs of operations in the area covered by the HCP. The Kern County Planning Department anticipates adoption of the HCP before December 31, 1996. The Company does not believe that adoption of the HCP in its current form would have a material adverse effect on the Company's current or proposed operations in Kern County, California.

  TITLE TO PROPERTIES

     As is customary in the oil and gas industry, only a cursory title examination is conducted when leases are acquired, except leases covering proved reserves. Prior to drilling a well, a more thorough title examination of the drill site tract is conducted and curative work is performed with respect to significant title defects, if any, before proceeding with operations. Such examinations have been performed with respect to substantially all of the Company's leasehold properties in the process of drilling. The Company believes that the title to its oil and gas properties is good and defensible in accordance with standards generally accepted in the oil and gas industry, subject to such exceptions as, in the opinion of the Company, are not so material as to detract substantially from the use or value of such properties. The Company's properties are typically subject, in one degree or another, to one or more of the following: (i) royalties and other burdens and obligations, express and implied, under oil and gas leases; (ii) overriding royalties and other burdens created by the Company or its predecessors in title; (iii) a variety of contractual obligations (including, in some cases, development obligations) arising under operating agreements, farmout agreements, production sales contracts and other agreements that may affect the properties or their titles; (iv) liens that arise in the normal course of operations, such as those for unpaid taxes, statutory liens securing unpaid suppliers and contractors and contractual liens under operating agreements; (v) pooling, unitization and communitization agreements, declarations and orders; and (vi) easements, restrictions, right-of-way and other matters that commonly affect property. To the extent that such burdens and obligations affect the Company's rights to production and production revenues, they have been taken into account in calculating the Company's net revenue interests and in estimating the Company's net reserves. The Company believes that the burdens and obligations affecting its properties are customary in the industry for properties of the kind owned by the Company and do not, in the aggregate, materially interfere with the use of the properties or materially reduce the value of the properties.

     Pursuant to the Contribution Agreement, SFR is retaining the Production Payment (which will be cancelled upon the satisfaction thereof), the surface rights to the Olinda Property and SFR's royalty interests that are held by a royalty trust formed by SFR in 1992. Pursuant to the Contribution Agreement, the Company has agreed to indemnify SFR from any cost or liability including costs of compliance with environmental and related laws, that may arise in the future, attributable to its (i) assets or future operations and (ii) assets in California formerly owned or operated by the Western Division or its predecessor (whether or not so owned or operated) on the date of the closing of the Offerings. For a description of certain other agreements between the Company and SFR relating to the Olinda Property, see "Relationship Between the Company and SFR -- Contractual Arrangements -- Contribution Agreement".

  EMPLOYEES

     It is anticipated that the Company will have approximately 342 employees at or soon after the closing of the Offerings, 192 of whom are covered by a collective bargaining agreement that expires on January 31, 1999. The Company believes that its relations with its employees are satisfactory. The Company's hourly employees are represented by the Oil, Chemical and Atomic Workers Union.

  LITIGATION

     The Company and other related companies are defendants in several lawsuits and named parties in certain governmental proceedings arising in the ordinary course of business. In addition, in 1996 the MMS announced that it would seek to recover additional royalties for past production from producers on certain Federal leases. Because the Company's operations include Federal lease sites in California, the Company may be required to pay such "back royalties" but does not believe that any amounts so paid would have a material impact on its financial condition or results of operations. For a description of certain proceedings in which the Company is involved, see "-- Regulation of Crude Oil and Natural Gas Production" and "-- Environmental Regulation". While the outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the business, financial condition, liquidity or results of operations of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The current directors, executive officers and key employees of the Company and their ages and positions are listed below. Directors are elected at the Company's annual meeting of shareholders and serve a term of three years. Officers are elected annually by the board of directors and serve at its discretion. Of the Company's seven directors, three are currently executive officers of SFR (Whaling, Boyt and Payne), four are directors of SFR (Huff, Morphy, Payne and Vagt), and one is neither an employee nor a director of SFR (Wasielewski). Upon consummation of the Offerings, none of the Company's executive officers will be officers of SFR, one of the Company's seven directors (Payne) will serve as a director and the principal executive officer of SFR, and one of the Company's directors (Boyt) will serve as an executive officer of SFR.

     It is anticipated that prior to consummation of the Spin Off one of the Company's directors (Boyt) will resign and two additional directors who are unaffiliated with the Company or SFR will be appointed to the Company's board of directors, which additions, when completed, will increase the Company's board to eight members, of which only one will be affiliated with SFR (Payne). In addition, the Company intends to hire an additional executive to serve as Chief Financial Officer following consummation of the Offerings.

         NAME               AGE                           POSITION
-----------------------    -----    -----------------------------------------------------
R. Graham Whaling(1)        42      Chairman of the Board, Chief Executive Officer,
                                      Chief Financial Officer and Director (Class III)
David B. Kilpatrick         46      President and Chief Operating Officer
C. Ed Hall                  54      Vice President -- Public Affairs
Jeffrey B. Williams         51      Vice President -- Development
Lou E. Shuflin              42      Director -- Administration
Terry L. Anderson           49      General Counsel and Secretary
Hugh L. Boyt(2)             51      Director (Class I)
Craig A. Huff(3)            32      Director (Class II)
Michael A. Morphy(3)        64      Director (Class I)
James L. Payne(4)           58      Director (Class III)
Robert F. Vagt(3)           49      Director (Class I)
Robert J. Wasielewski       33      Director (Class II)

---------------

(1) Mr. Whaling is currently Chief Financial Officer of SFR and is expected to resign that position prior to consummation of the Offerings.

(2) Mr. Boyt is currently an executive officer of SFR. Mr. Boyt has advised the Company that he intends to resign as a director of the Company prior to consummation of the Spin Off.

(3) Messrs. Huff, Morphy and Vagt are currently directors of SFR and have advised the Company that they intend to resign as directors of SFR prior to consummation of the Offerings.

(4) Mr. Payne is Chairman of the Board, President and Chief Executive Officer of SFR.

     R. Graham Whaling has been Senior Vice President and Chief Financial Officer of SFR since January 1995. Prior to that time he was with CS First Boston Corporation, an investment banking firm. While with First Boston, Mr. Whaling served as Vice President, Corporate Finance from 1991 to 1994 and Director, Corporate Finance from 1994 to 1995. Prior to joining First Boston, Mr. Whaling served as a petroleum engineer for Sun Oil Company and petroleum reservoir consulting engineer for Ryder Scott. Mr. Whaling has been an officer and director of the Company since September 1996.

     David B. Kilpatrick has been Division Manager -- Production for SFR's Western Division since January 1990. Mr. Kilpatrick also served as Regional and District Manager -- Production for various SFR

Districts from 1986 through 1990. Mr. Kilpatrick served as President of the California Independent Petroleum Association from 1992 through 1994.

     C. Ed Hall has been Vice President -- Public Affairs of SFR since March 1991. Mr. Hall had previously held the position of Director -- Public Affairs of SFR since 1984.

     Jeffrey B. Williams has been Corporate Production Manager of SFR since July 1996. Prior to that time, Mr. Williams was employed by SFR as Regional, Corporate or Division Production Manager, a position he assumed in 1983.

     Lou E. Shuflin has been Manager -- Strategic Analysis of SFR since September 1994. Mr. Shuflin has also served as SFR's Corporate
Manager -- Production from May 1993 to August 1993 and District
Manager -- Production beginning in 1987.

     Terry L. Anderson has been Manager -- Business Development of SFR since December 1994. Prior to that time and beginning in 1988, Mr. Anderson was Senior Counsel of SFR.

     Hugh L. Boyt has been Senior Vice President -- Production of SFR since March 1, 1990. From 1989 until March 1990, Mr. Boyt served as Corporate Production Manager of SFR. Mr. Boyt has been a director of the Company since its formation in August 1996.

     Craig A. Huff has been a principal in Ziff Brothers Investments since July of 1993 and is currently a director of SFR. Prior to joining Ziff Brothers, Mr. Huff received a degree from the Harvard Business School in 1993. Ziff Brothers currently holds approximately 3.7% of SFR's outstanding common stock.

     Michael A. Morphy for the past five years has been the retired Chairman and Chief Executive Officer of California Portland Cement Company. Mr. Morphy is also a director of Cyprus Amax Minerals Co., Santa Fe Pacific Pipelines, Inc. and SFR.

     James L. Payne has been Chairman of the Board, President and Chief Executive Officer of SFR since June 1990. Mr. Payne was President of Santa Fe Energy Company, a predecessor of SFR from January 1986 to January 1990, when he became President of SFR. From 1982 to 1986, Mr. Payne was Senior Vice
President -- Exploration and Land of Santa Fe Energy Company. Mr. Payne is also a director of Pool Energy Services Co., an oil field services company.

     Robert F. Vagt has been President and Chief Operating Officer of Seagull Energy Corporation since October 1996. Mr. Vagt was Chairman of the Board, President and Chief Executive Officer and director of Global Natural Resources, Inc. from May 1992 until October 1996. Prior to that time, Mr. Vagt was President and Chief Operating Officer of Adobe Resources Corporation ("Adobe") from November 1990 to May 1992, Executive Vice President of Adobe from August 1987 to October 1990 and Senior Vice President of Adobe from October 1985 to August 1987. Mr. Vagt is also a director of SFR.

     Robert Wasielewski has been employed by GKH Partners, L.P. ("GKH") since October 1991. GKH is an investment partnership whose general partners include entities controlled by Jay and Tom Pritzker, Dan W. Lufkin and Melvyn N. Klein. From July 1996 to the present Mr. Wasielewski has held the position of Managing Director of GKH. He was employed by Citicorp in the Leveraged Capital Division from September 1987 to October 1991, serving as an Assistant Vice-President from December 1990 until joining GKH. Mr. Wasielewski serves as a director and officer of various privately-held affiliates of GKH. GKH currently holds approximately 5.6% of SFR's outstanding common stock.

     The Company's Amended and Restated Certificate of Incorporation (the "Charter") and Amended and Restated Bylaws (the "Bylaws") provide for indemnification of directors to the full extent permitted by the Delaware General Corporation Law and, to the extent permitted by such law, eliminate or limit the personal liability of directors to the Company and its stockholders for monetary damages for certain breaches of fiduciary duty. In addition, concurrently with or prior to the Offerings the Company intends to enter into an indemnification agreement with each of its directors and executive officers, pursuant to which such persons will be entitled to indemnification by the Company for matters not covered by the indemnification provisions in the Company's Charter and Bylaws or the Company's officers and directors insurance policy.

     The Company's board of directors is divided into three classes, of which two classes (Class II and Class III) consist of two members and one class (Class
I) consists of three members. The initial terms for Class I, Class II and Class III will expire at the annual meetings of stockholders to be held in 1997, 1998 and 1999, respectively.

COMMITTEES

     The Company's board of directors has established Audit and Compensation Committees. The Audit Committee consists of three directors, at least two of whom will be non-employee directors of the Company. The Audit Committee will meet separately with representatives of the Company's independent auditors and with representatives of senior management in performing its functions. The Audit Committee will review the general scope of audit coverages, the fees charged by the independent auditors, matters relating to the Company's internal control system and other matters related to audit functions.

     The Compensation Committee consists of three directors, at least two of whom will be non-employee directors of the Company. The Compensation Committee will administer the Company's benefit plans, and in this capacity will make all option grants or awards to Company employees, including executive officers, under such plans. In addition, the Compensation Committee will be responsible for making recommendations to the board of directors with respect to the compensation of the Company's Chief Executive Officer and its other executive officers, and will be responsible for the establishment of policies dealing with various compensation and employee benefit matters for the Company.

DIRECTOR COMPENSATION

     Each director who is not also an officer of the Company or SFR (a "Nonemployee Director") will receive an initial grant of 10,000 non-qualified stock options pursuant to the Company's Incentive Stock Compensation Plan, an annual retainer composed of a cash payment of $10,000, 1,000 shares of restricted Common Stock and 5,000 non-qualified stock options as well as a fee of $1,000 for each meeting of the board or committee of the board attended. Each committee chairman will receive an additional annual fee of $2,000. Following the Spin Off, each Nonemployee Director will receive an initial grant of 10,000 non-qualified stock options, if such director did not receive such a grant upon consummation of the Offerings, and thereafter will receive the above described annual retainer. All directors receive reimbursement for their out-of-pocket expenses in attending meetings of the board or committees of the board.

EMPLOYMENT AGREEMENTS

     The Company will enter into employment agreements ("Employment Agreements") covering each of the individuals named in the Summary Compensation Table. The initial term of each Employment Agreement, with the exception of Mr. Whaling's, expires on December 31, 1998; however, beginning January 1, 1998 and on each January 1 thereafter the term of the Employment Agreements will automatically be extended for additional one-year periods, unless by September 30 of the preceding year the Company gives notice that the Employment Agreement will not be so extended. The term of each Employment Agreement, with the exception of Mr. Whaling's, is automatically extended for a period of two years following a Change in Control (as defined herein). Mr. Whaling's Employment Agreement has an initial term which expires on December 31, 1999, is automatically extended for one-year periods beginning January 1, 1999 and is automatically extended for a three-year period following a Change in Control.

     In the event that following a Change in Control employment is terminated by the employee for "Good Reason" or the employee is involuntarily terminated by the Company other than for "Cause" (as those terms are defined in the Employment Agreements), or if during the six months preceding a Change in Control, the employee's employment is terminated by the employee for Good Reason or by the Company other than for Cause, and such termination is demonstrated to be connected with the Change in Control, the Employment Agreements provide for payment of certain amounts to the employee based on the employee's salary and bonus under the Company's Incentive Compensation Plan; payout of nonvested restricted stock, phantom units, stock options, if any, and continuation of certain insurance benefits for a period of up to 24 months (36 months in the case of Mr. Whaling). The payments and benefits are payable pursuant to the Employment Agreements only to the extent they are not paid out under the terms of any other plan of the Company. The payments and benefits provided by the Employment Agreements for all individuals except Mr. Whaling may be further limited by the Parachute Payment Limit described in the discussion of the Company Stock Plans below. In the event Mr. Whaling's payments would exceed the Parachute Payment Limit, he will be made "whole" on a net after-tax basis for any excise tax incurred. Without giving effect to such limitation, the estimated value of the payments and benefits that Messrs. Whaling, Kilpatrick, Williams, Hall, Shuflin and Anderson and all executive officers as a group would be entitled to receive if a qualifying termination occurred on January 1, 1997 (assuming salaries and ICP levels in effect on January 1, 1997, a SFR common stock price of $14 per share and no value received from Monterey stock or option grants) are $1,383,125, $635,500, $443,875, $326,750, $384,125, $334,500 and $3,507,875, respectively.

EXECUTIVE COMPENSATION

     The following table reflects cash compensation paid by SFR for the year ended December 31, 1995 to each of the six most highly compensated executive officers and key employees of the Company, and to all executive officers and key employees as a group.

                           SUMMARY COMPENSATION TABLE

                                                                                        LONG-TERM
                                                      ANNUAL COMPENSATION                AWARDS
                                             --------------------------------------   -------------
                                                                       OTHER ANNUAL    SECURITIES      ALL OTHER
             NAME AND                                                    COMPEN-       UNDERLYING       COMPEN-
        PRINCIPAL POSITION          YEAR     SALARY($)   BONUS($)(1)    SATION(2)     OPTIONS(#)(3)   SATION($)(4)
----------------------------------  ----     ---------   -----------   ------------   -------------   ------------
R. Graham Whaling.................  1995(5)   225,000      109,766             --        250,000           6,000
  Chairman of the Board,            1994           --           --             --             --              --
  Chief Executive Officer and       1993           --           --             --             --              --
  Chief Financial Officer
David B. Kilpatrick...............  1995      143,680       62,000             --             --           8,069
  President and                     1994      138,240       60,000             --         19,000           7,066
  Chief Operating Officer           1993      126,000       38,430             --             --           7,559
Jeffrey B. Williams...............  1995      139,300       57,255             --             --           7,880
  Vice President -- Development     1994      137,400       57,708             --         15,000           7,033
                                    1993      126,000       38,430             --             --           7,559
C. Ed Hall........................  1995      107,500       44,185             --             --           6,064
  Vice President -- Public Affairs  1994      105,000       43,100             --         10,000           5,420
                                    1993      100,001       30,500             --             --           6,000
Lou E. Shuflin....................  1995      128,250       40,000             --             --           7,246
  Director -- Administration        1994      126,000       40,000             --         13,000           6,503
                                    1993      120,002       29,280             --             --           7,049
Terry L. Anderson.................  1995      109,750       34,300             --             --           6,204
  General Counsel                   1994      108,000       36,288             --         13,000           5,579
  and Secretary                     1993      103,201       25,181             --             --           6,191
Executive Officers and key          1995      853,480      347,506             --        250,000          41,463
  employees as a group              1994      614,640      237,096             --         70,000          31,601
  (6 individuals).................  1993      575,204      161,821             --             --          34,358

---------------

(1) The bonus amounts shown, while determined on a cash basis, were actually paid partially in shares of SFR common stock pursuant to the SFR Stock Plans. For 1993, Messrs. Kilpatrick, Williams, Hall, Shuflin and Anderson received 2,092, 2,092, 1,660, 1,594, 1,371 shares, respectively, and 8,809 as a group. For 1994, Messrs. Kilpatrick, Williams, Hall, Shuflin and Anderson received 3,583, 3,446, 2,574, 2,389 and 2,167 shares, respectively, and 14,159 shares as a group. For 1995, Messrs, Whaling, Kilpatrick, Williams, Hall, Shuflin and Anderson received 1,818, 3,242, 2,994, 2,310, 2,092 and 1,793 shares of SFR common stock, respectively, and 14,249 as a group.

(2) Does not include perquisites and other personal benefits because the value of these items did not exceed the lesser of $50,000 or 10% of reported salary and bonus of any of the named executive officers and key employees.

(3) Effective upon his date of employment by SFR (January 4, 1995), Mr. Whaling was granted 250,000 Non-Qualified Stock Options ("NQSOs") to purchase shares of SFR common stock pursuant to the SFR Stock Plans. The NQSOs were granted at Fair Market Value as defined in the SFR Stock Plans ($8.00 per share) and vested immediately as to one-half of the grant, an additional one-quarter after one year and the final one-quarter after two years.

(4) Amounts shown reflect matches made by SFR for employee contributions to the Santa Fe Energy Resources, Inc. Savings Investment Plan, as well as the performance match. (See "Benefit Plans -- Compensation Pursuant to SFR
    Plans -- Savings Plan" for a description of the Savings Investment Plan and the performance match). The performance match is contributed in the year following the performance and therefore total amounts shown for 1993, 1994 and 1995 include the match made for 1992, 1993 and 1994 results, respectively. SFR made a performance match in March 1996 for 1995 results for each of Messrs. Whaling, Kilpatrick, Williams, Hall, Shuflin and Anderson in the amount of $2,460, $2,356, $2,284, $1,763, $2,103 and $1,799, respectively.

(5) Mr. Whaling was first employed by SFR on January 4, 1995.

     Effective upon the consummation of the Offerings, Mr. Whaling's annual salary will be $325,000 with a potential bonus of 100% of such amount, Mr. Kilpatrick's annual salary will be $210,000 with a potential bonus of 80% of such amount, Mr. Williams' annual salary will be $160,000 with a potential bonus of 70% of such amount, Mr. Hall's annual salary will be $125,000 with a potential bonus of 50% of such amount, Mr. Shuflin's annual salary will be $147,000 with a potential bonus of 50% of such amount and Mr. Anderson's annual salary will be $130,000 with a potential bonus of 50% of such amount.

STOCK OPTION GRANTS DURING 1995

     The following table provides details regarding SFR stock options granted by SFR in 1995 to the executive officers of the Company.

                             OPTION GRANTS IN 1995

                                                                                 POTENTIAL REALIZABLE
                                            % OF                                     VALUE AT ASSUMED
                                            TOTAL                                     ANNUAL RATES OF
                              NUMBER OF    OPTIONS                                      STOCK PRICE
                              SECURITIES   GRANTED                                   APPRECIATION FOR
                              UNDERLYING     TO      EXERCISE OR                        OPTION TERM
                               OPTIONS    EMPLOYEES  BASE PRICE                    ---------------------
            NAME              GRANTED(#)   IN 1995     ($/SH)     EXPIRATION DATE    5%($)      10%($)
----------------------------  ----------  ---------  -----------  ---------------- ---------- ----------
R. Graham Whaling(1)........    250,000     100%        8.00      January 3, 2005  1,257,500  3,187,500

---------------

(1) Mr. Whaling was the only executive officer of the Company to be granted options in 1995.

1995 OPTION EXERCISES AND OUTSTANDING STOCK OPTION VALUES AS OF DECEMBER 31,
1995

     The following table shows the number of SFR shares acquired by the executive officers upon their exercise of stock options during 1995, the value realized by such executive officers and key employees upon such exercises, the number of shares of SFR common stock covered by both exercisable and non-exercisable stock options as of December 31, 1995 and their values at such date.

                                                              NUMBER OF SECURITIES
                                                             UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                SHARES                             OPTIONS AT              IN-THE-MONEY OPTIONS AT
                              ACQUIRED ON                     DECEMBER 31, 1995 (#)         DECEMBER 31, 1995 ($)
                               EXERCISE        VALUE       ---------------------------   ---------------------------
        NAME                      (#)       REALIZED ($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
---------------------         -----------   ------------   -----------   -------------   -----------   -------------
R. Graham Whaling...........    --0--          --0--         125,000        125,000        195,312        195,312
David B. Kilpatrick.........    --0--          --0--          61,578         12,667         10,687         21,376
Jeffrey B. Williams.........    --0--          --0--          60,245         10,000          8,438         16,875
C. Ed Hall..................    --0--          --0--          47,529          6,667          5,624         11,251
Lou E. Shuflin..............    --0--          --0--          51,578          8,667          7,312         14,626
Terry L. Anderson...........    --0--          --0--          35,004          8,667          7,312         14,626

     The average sales price of SFR common stock at December 29, 1995 was $9.5625.

     On July 2, 1996, SFR granted NQSOs to Messrs. Whaling, Kilpatrick, Williams, Hall, Shuflin and Anderson in the amount of 35,000, 20,000, 5,000, 6,000, 7,000, and 4,000, respectively. These options have an exercise price of $11.625, vest one-third per year over a three-year period and expire ten years from the date of grant.

LONG-TERM INCENTIVE PLAN AWARDS DURING 1995

     The following table provides details regarding awards granted by SFR under its Long-Term Incentive Plans in 1995 to the executive officers of the Company:

                              NUMBER OF      PERFORMANCE OR      ESTIMATED FUTURE PAYOUTS UNDER
                            SHARES, UNITS     OTHER PERIOD         NON-STOCK PRICE-BASED PLANS
                              OR OTHER      UNTIL MATURATION  -------------------------------------
            NAME              RIGHTS(#)        OR PAYOUT      THRESHOLD(#)   TARGET(#)   MAXIMUM(#)
-----------------------------------------   ----------------  ------------   ---------   ----------
R. Graham Whaling...........     9,375       1/1/96-12/31/98      2,812        9,375       14,062
David B. Kilpatrick.........     5,833       1/1/96-12/31/98      1,750        5,833        8,750

     In December 1995, the individuals described above received grants of Phantom Units pursuant to the SFR Stock Plans in the amounts indicated. The grant was effective January 1, 1996 with the Phantom Units being earned over a three-year period. Ultimate payout if any, is to be made in an equivalent number of shares of SFR common stock. Four equally weighted goals have been established which must be attained over the three-year performance periods. Full payout at target level will result if discretionary cash flow and production volumes equal the three-year projected levels established by the 1996 profit plan, SFR's common stock price performance equals the S&P 500 Index over the three-year period and SFR's common stock price at the end of the three years equals an established target. If the above goals are substantially exceeded, possible payouts may increase to the maximum shown. Failure to meet a threshold level shown above as the combined threshold level of all four goals will result in a reduction or total elimination of a payout. It is anticipated that the SFR Compensation and Benefits Committee will take steps to accelerate the payout of these awards at the target level upon the closing of the Offerings.

COMPANY BENEFIT PLANS


     The Company has adopted a cash incentive compensation plan and two stock incentive compensation plans for its employees in order to tie compensation to the Company's performance. The Company has also entered into employment agreements with certain officers and key employees, adopted a severance program for all full-time salaried employees and adopted a 401(k) savings plan and an ESOP, both of which will become effective at the Spin Off. These plans and agreements are described above under "-- Employment Agreements" and below under "-- Compensation Pursuant to Company Plans".


     Following the consummation of the Offerings, the officers and salaried employees of the Company will continue to be eligible to participate in certain employee benefit plans of SFR. Those SFR plans pursuant to which officers of the Company received compensation during 1995 or will receive compensation with respect to 1996 and subsequent to the Offerings are briefly described below under "-- Compensation Pursuant to SFR Plans".

  COMPENSATION PURSUANT TO COMPANY PLANS

     INCENTIVE COMPENSATION PLAN. The Company has adopted an Incentive Compensation Plan (the "ICP"), which provides for the establishment of a variety of annual performance goals, which, if achieved, result in the payment of additional cash compensation to participants for that year that can be paid in cash or, in the discretion of the Compensation Committee of the board (the "Committee"), stock awards under the Company Stock Plans (as defined below). Goals under the ICP include general Company and business unit performance objectives, and may include individual productivity objectives based on a participant's responsibilities. The amount of a participant's compensation depends on the goals achieved, with the maximum possible award being an amount between 20% and 100% of the participant's regular salary, depending upon his position. The establishment of performance goals with respect to a particular year (both Company and, if applicable, individual goals), the weighting of such goals and the determination of the extent to which such goals are achieved are matters determined by the Committee each year at its discretion. The Committee has retained the right, at its discretion, to increase or decrease ultimate payments by up to 25%. All executive officers of the Company participate in the ICP. All executive officers of the Company received awards in 1995 under the SFR 1990 Incentive Compensation Plan as amended (the "SFR ICP"). Such awards are included in the table set forth above under "Executive Compensation". The SFR ICP is substantially the same as the ICP. Effective January 1, 1997, all of the officers will become participants in the Company's ICP in lieu of the SFR ICP.

     The ICP provides, as long as SFR owns 35% or more of the outstanding voting securities of the Company, that in the event of a Change in Control of SFR, the performance objectives of the ICP will be deemed to have been met in full at the maximum performance level established, and each participant shall be entitled to receive a bonus for the year in which the Change in Control occurs; if a participant's employment is terminated prior to December 31 of such year, the participant shall receive a prorated bonus as set forth in the ICP. A "Change in Control" is generally defined to occur if: (a) any "person" becomes the beneficial owner of securities representing 25% or more of the voting power of SFR's outstanding securities, or (b) during any period of two consecutive years, individuals who at the beginning of such period constitute the board of directors of SFR cease to constitute at least a majority of such board; or (c) SFR's stockholders approve a merger or consolidation of SFR with another corporation and the voting securities of SFR do not represent 80% of the voting power of the combined entity; or (d) SFR's stockholders approve a plan of complete liquidation or an agreement for the sale or disposition by SFR of all or substantially all of its assets. If SFR no longer owns 80% or more of the outstanding voting securities of the Company, the term "Company" shall be inserted in lieu of "SFR" for purposes of this provision, and the provision will continue in effect with such alternate definitions for as long as SFR owns 35% or more of the Company's outstanding Common Stock. The proposed Spin Off by SFR shall not constitute a Change in Control under any circumstances.

     1996 INCENTIVE STOCK COMPENSATION PLANS. The Company has adopted the 1996 Incentive Stock Compensation Plan for Key Employees (the "Key Employee Plan") and the 1996 Incentive Stock Compensation Plan for Nonexecutive Employees (the "Nonexecutive Plan" and, together with the Key Employee Plan, the "Company Stock Plans"). The Company Stock Plans will also permit the Committee to grant (i) options to purchase shares of Common Stock, which may be, under the Key Employee Plan, either Incentive Stock Options, as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or NQSOs, and, which may be, under the Nonexecutive Plan, NQSOs only, (ii) shares of Restricted Stock, (iii) Stock Appreciation Rights ("SARs"), (iv) Phantom Units and (v) Bonus Stock. In addition, replacement or substitution options may be granted to employees in conjunction with a spinoff, acquisition or other similar corporate transaction involving the Company or a subsidiary. Options and awards with respect to no more than 3,000,000 shares of Common Stock may be issued under the Key Employee Plan. The Nonexecutive Plan allows for the grant of up to 500,000 shares annually. The Committee, in its discretion, will select those employees to whom awards will be granted, the form and amount of awards, and the terms and conditions of awards. All nonexecutive employees of the Company who are responsible for the Company's growth and profitability will be eligible to receive awards under the Nonexecutive Plan.

     Incentive Stock Options must have an exercise price of not less than the fair market value of the underlying stock at the time the option was granted. Non-Qualified Stock Options will not be subject to that requirement but may not be issued at less than 100% of the fair market value at the date of grant. Substitution options shall be granted on such terms as the Committee deems equitable. All options must be exercised within 10 years of the date granted.

     The Committee will determine the period during which SARs may be exercised, which period may not begin until six months after the date of the grant. Upon the exercise of an SAR, the Company may pay the amount by which the fair market value of a share of Common Stock on the exercise date exceeds the exercise price of a share of such stock on the date the SAR was granted in cash, Common Stock or a combination of both.

     During the restricted period for Restricted Stock, participants will be entitled to receive all dividends paid on Restricted Stock and to vote the shares, but they may not sell, transfer or encumber the shares during this period.

     Bonus Stock consists of shares of Common Stock which are granted to participants and which are not subject to any of the restrictions associated with Restricted Stock.

     A Phantom Unit is the right to receive a payment in an amount equal to the average trading price of the shares of Common Stock at the time the award becomes payable. Payment may be made in cash, stock or any combination thereof. A Phantom Unit shall generally become payable if the employee remains in the employment of the Company and certain specified business goals of the Company established by the Committee in its discretion are met.


     Termination of the employee for Cause (as defined in the Company Stock Plans) shall result in forfeiture of all awards. In the event of an involuntary termination other than for Cause, or in the event of termination by reason of disability or retirement, a participant will be entitled to a pro rata share of any outstanding option, SAR, Restricted Stock and Phantom Unit award based on the vesting period of the grant which has elapsed; provided, however, that Phantom Units and Restricted Stock shall be payable at the end of the restricted period to the extent payable under an award. In the event of death, the restricted period shall lapse on all of a participant's outstanding awards. The Company Stock Plans further provide that all restrictions shall lapse upon a "Change in Control" to the extent that any shares of Restricted Stock or Phantom Units remain subject to restrictions, all defined goals shall be deemed to be met, and the full value of the Phantom Units shall be paid in cash.


     The payments and benefits provided by the Company Stock Plans as a result of a Change in Control, when aggregated with certain other payments or benefits, will be limited to 2.99 times the "base amount" as defined in Section 280G of the Code (the "base amount" approximating the average of five years' compensation preceding a Change in Control) if the employee would receive a greater net after-tax benefit by reason of such limitation (the "Parachute Payment Limit").


     During 1996, Messrs. Whaling, Kilpatrick, Williams, Hall, Shuflin, and Anderson and all executive officers as a group received options pursuant to the SFR Stock Plans with respect to 35,000, 20,000, 5,000, 6,000, 7,000, 4,000, and
77,000 shares of SFR common stock, respectively. See "-- Compensation Pursuant to SFR Plans -- Incentive Stock Compensation Plans" and "-- 1995 Option Exercises and Outstanding Stock Option Values as of December 31, 1995". In the event SFR consummates the Spin Off, it is anticipated that any unexercised options for SFR stock which are surrendered by the participant will be replaced by awards under the Company Stock Plans with similar vesting and exercise terms; provided, however, that no award under the Company Stock Plans will be exercisable or payable for a period of one year from the Spin Off date except upon a Change in Control or a termination due to death or disability. The number of shares and exercise prices of all NQSOs awarded will be adjusted so that the participant retains the full unrealized potential value of the corresponding SFR option. The number of shares of Common Stock subject to the NQSO will be a fraction, the numerator of which is the product of the number of shares of SFR common stock subject to the option times the SFR market price (based on the trading price for a period of time prior to the record date for the Spin Off), and the denominator of which is the Company's market price (based on the trading price for a period of time following the Spin Off); the exercise price will be a fraction, the numerator of which is the product of the SFR option price times the number of SFR option shares and the denominator of which is the number of Company option shares.


     Effective with the closing of the Offerings, Messrs. Whaling, Kilpatrick, Williams, Hall, Shuflin, and Anderson will receive NQSOs under the Company Stock Plans in the amount of 112,500, 50,000, 20,000, 12,000, 12,000, and 12,000
shares, respectively, and restricted stock grants of 37,500, 15,000, 6,667, 3,333, 3,333, and 3,333 shares, respectively.

     SEVERANCE PROGRAM. The Company has adopted a Severance Program for all full-time (non-union) employees who are terminated by the Company or terminated or constructively terminated by an acquiring company, other than for Cause (as defined in the Severance Program). However, following a Change in Control (defined substantially the same as in the ICP), an executive officer or key employee who has entered into an Employment Agreement is not eligible to receive duplicate benefits under the Employment Agreement and the Severance Program. A participant in the Severance Program is generally entitled to an amount based upon the participant's length of service and current salary, but not to exceed one year's pay. In addition, a participant is entitled to continuation of health and life insurance benefits for two years.

     The payments and benefits provided by the Severance Program may be limited in the same manner as the Parachute Payment Limit described in the description of the Company Stock Plans above.

     SAVINGS PLAN. The Company has adopted the Monterey Resources, Inc. Savings Investment Plan (the "Savings Plan"), which, when it becomes effective, will offer eligible employees an opportunity to make long-term investments on a regular basis through salary contributions, which are supplemented by matching employer contributions. Substantially all non-union employees are eligible to participate in the Savings Plan on the first day of the month after their date of hire. The Company will match up to 4% of an employee's compensation and the employee's contribution may not exceed limits imposed by federal regulations. During 1996 such limit was $9,500. In addition to the regular employer matching program, at the end of each fiscal year, the Company's performance will be evaluated using the same performance measures used in the ICP. If the Company's performance meets or exceeds the goals for that year, participants will receive up to another fifty cents on each regular matching dollar contributed by the Company. The regular employer matching contributions as well as the performance match are made in Common Stock.

     The Savings Plan is intended to qualify as a Section 401(k) cash or deferred compensation arrangement whereby a portion of all of an employee's elective contributions and the employer's matching contributions are not subject to Federal income taxes at the time of contribution to the plan, and the plan is subject to the restrictions imposed by the Code. Investment alternatives to which contributions may be allocated by the participants will include a variety of investment options including a fund which will be invested in Common Stock.

     It is anticipated that the Savings Plan will not become effective until the Spin Off, at which time it is intended that the account balances of the employees currently in the SFR Savings Plan will be transferred to the Company's plan.

     DEFERRED COMPENSATION PLAN. The Company also maintains a supplemental deferred compensation plan ("Supplemental Plan") whereby employees earning in excess of $95,000 per year are allowed to defer all or a portion of their salary until a future year or until retirement. These amounts are not matched by the Company. Employees earning in excess of $150,000 per year may also defer up to 4% of such excess amount, which amount will be matched by the Company, including the performance match described above in "-- Savings Plans". All amounts are credited to a notional account with the Company and credited with interest at the rate paid on the fixed income fund of the Company Savings Plan.

     It is anticipated that the Supplemental Plan will not become effective until the Spin Off.

     HOURLY RETIREMENT PLANS. The Company sponsors two retirement plans covering union employees (the "Hourly Plans"). One Hourly Plan provides benefits that are based on a stated amount for each year of service. The Company annually contributes amounts which are actuarially determined to provide the plan with sufficient assets to meet future benefit payment requirements. The second Hourly Plan is a defined contribution plan whereby the Company matches employee contributions up to $.60 per hour worked. Employees may make unmatched supplemental contributions of up to an additional $1.50 per hour worked.

     ESOP AND SUPPLEMENTAL ESOP. The Company has adopted the Monterey Resources, Inc. Employee Stock Ownership Plan (the "ESOP"), which, when it becomes effective, will provide for Company contributions on behalf of eligible employees. The ESOP is intended to invest in Common Stock. Contributions may be in cash and/or Common Stock. In addition, the Company has adopted the Monterey Resources, Inc. Supplemental ESOP Plan, which provides that if a participant's allocation under the ESOP is limited in any year due to the limitations of Sections 401(a)(17) or 415 of the Code, the participant will be credited, in a notional account, with shares of phantom stock equal to the "lost" allocation. The notional account will also be credited with phantom dividends and paid to the participant in cash on the termination of employment, to the extent vested. It is anticipated that these plans will not become effective until the Spin Off.

  COMPENSATION PURSUANT TO SFR PLANS

     INCENTIVE COMPENSATION PLAN. As discussed above under "-- Compensation Pursuant to Company Plans -- Incentive Compensation Plan", SFR maintains the SFR ICP which provides for the establishment of a variety of performance goals which, if achieved, result in the payment of additional cash compensation to participants for that year. The terms and conditions of the SFR ICP are substantially similar to those described above for the Company's ICP. All executive officers of the Company have participated in the SFR ICP, and they received a cash bonus pursuant thereto which has been reflected in the table set forth under "-- Executive Compensation" above. Effective with calendar year 1997, all of these officers will become participants in the Company's ICP in lieu of the SFR ICP.

     INCENTIVE STOCK COMPENSATION PLANS. SFR presently maintains the 1990 Incentive Stock Compensation Plan, as amended, and the 1995 Incentive Stock Compensation Plan for Non-executive Employees, as amended (collectively, the "SFR Stock Plans"). These plans are substantially the same as the stock and stock option portions of the Company Stock Plans described above. With the exception of certain grants in conjunction with the 1996 bonus awarded in early 1997, following the consummation of the Offerings, employees of the Company will no longer receive grants or awards under the SFR Stock Plans. Certain executive officers and other employees of the Company hold options previously granted subject to, and which will remain outstanding under, the terms and conditions of these plans and the agreements evidencing such options. These grants are subject to conversion as described in "-- Compensation Pursuant to Company Plans" above. As of September 1, 1996, executive officers of the Company had options awards under the SFR Stock Plans as shown in "-- Executive Compensation" above.

     SAVINGS PLANS. The Company is, and will continue to be until implementation of the Company's Savings Plan described above, a participating subsidiary in the Santa Fe Energy Resources, Inc. Savings Investment Plan (the "SFR Savings Plan"). Substantially all non-union employees are eligible to participate on the first day of the month after their date of hire. SFR will match up to 4% of an employee's compensation. In 1996 the employee's contribution could not exceed $9,500. In addition to such regular employer matching program, at the end of each fiscal year, SFR's performance is evaluated using the same performance measures used in the SFR ICP. If SFR's performance meets or exceeds the goals for that year, participants will receive up to another fifty cents on each regular matching dollar contributed by SFR. The regular employer matching contributions as well as the performance match are made in SFR common stock.

     The SFR Savings Plan is intended to qualify as a Section 401(k) cash or deferred compensation arrangement whereby an employee's contributions and the employer's matching contributions are not subject to Federal income taxes at the time of the contribution to the Plan and the Plan is subject to the restrictions imposed by the Code. Investment alternatives to which contributions may be allocated by the participants include an aggressive growth fund, an international equity fund, a growth equity fund, an equity index fund, a growth and income fund, a balanced fund, a stable value fund and a fund which invests in SFR common stock.

     DEFERRED COMPENSATION PLAN. SFR also maintains a supplemental deferred compensation arrangement (the "SFR Deferred Compensation Plan") whereby employees earning in excess of $95,000 per year are allowed to defer all or a portion of their salary until a future year or until retirement. These amounts are not matched by SFR. Employees earning in excess of $150,000 per year may also defer up to 4% of such excess amount, which amount will be matched by SFR, including the performance match described above in "-- Savings Plans". All amounts are contributed in cash and earn interest at the rate paid on the fixed income fund of the SFR Savings Plan.

     RETIREMENT PLANS. The Company is, and following completion of the Offerings will continue to be until Spin Off, a participating subsidiary in the Santa Fe Energy Resources Retirement Plan (the "SFR Retirement Plan"), a qualified defined benefit plan maintained for substantially all salaried employees not covered by a collective bargaining agreement, and the nonqualified Santa Fe Energy Resources Supplemental Retirement Plan (the "SFR Supplemental Plan"). The SFR Supplemental Plan will pay benefits to participants in the various SFR plans in those instances where the SFR Retirement Plan formula produces a benefit in excess of limits established by ERISA and applicable government regulations. The SFR Retirement Plan also includes amounts deferred under the SFR Deferred Compensation Plan as pensionable compensation. Total approximate benefits under both the SFR Retirement Plan and SFR Supplemental Plan are shown below for selected compensation levels and years of service. As of December 31, 1995, Messrs. Whaling, Kilpatrick, Williams, Hall, Shuflin and Anderson were credited with 1.0, 19.3, 25.6, 11.6, 14.8 and 14.7 years of service under the plans, respectively.

                                                          YEARS OF SERVICE
                                      --------------------------------------------------------
    AVERAGE YEARLY COMPENSATION          15          20          25          30          35
------------------------------------  --------    --------    --------    --------    --------
$125,000............................  $ 22,000    $ 29,000    $ 36,000    $ 54,000    $ 64,000
$150,000............................  $ 26,000    $ 35,000    $ 44,000    $ 66,000    $ 77,000
$175,000............................  $ 31,000    $ 41,000    $ 52,000    $ 78,000    $ 91,000
$200,000............................  $ 36,000    $ 48,000    $ 60,000    $ 89,000    $104,000
$225,000............................  $ 40,000    $ 54,000    $ 67,000    $101,000    $118,000
$250,000............................  $ 45,000    $ 60,000    $ 75,000    $113,000    $131,000
$300,000............................  $ 54,000    $ 72,000    $ 91,000    $136,000    $158,000
$400,000............................  $ 73,000    $ 97,000    $122,000    $182,000    $213,000
$450,000............................  $ 82,000    $110,000    $137,000    $206,000    $240,000
$500,000............................  $ 92,000    $122,000    $153,000    $229,000    $267,000
$600,000............................  $110,000    $147,000    $184,000    $275,000    $321,000
$650,000............................  $119,000    $159,000    $199,000    $299,000    $348,000

     Benefit figures shown are amounts payable based on a straight-life annuity assuming retirement by the participant at age 62 in 1995 without a joint survivorship provision. The benefits listed in the above table are not subject to any deduction for social security or other offset amounts.

     Benefits under the plans are computed based on a participant's total compensation for the 60 consecutive months during the ten-year period immediately prior to the termination of his covered employment for which his total compensation is the highest, divided by 60. If a participant has not received compensation for 60 consecutive months during such ten-year period, his compensation shall equal the total of his compensation for the longest period of consecutive months during such ten-year period divided by the total number of months of compensation so considered.

     Compensation recognized under the plans is the total basic compensation, including any elective salary deferral amounts excluded from income pursuant to
Section 125 or 402 of the code, plus overtime, shift differentials and bonuses (whether cash or stock) paid pursuant to recurring bonus programs, including compensation deferred under the Santa Fe Energy Resources, Inc. Deferred Compensation Plan, but excluding any special or extraordinary bonuses and any other items of compensation. A participant's basic compensation is the regular rate of pay specified for his position and does not include automobile allowances, imputed income under any group term life insurance program, moving expense or other reimbursements, fringe benefits, or similar items.

     The pension compensation therefore differs from the compensation listed in the Summary Compensation Table in several respects. Pension compensation is based on average compensation as explained above. It does not include restricted stock awards, stock options, and other compensation in the "All Other Compensation" column of the Summary Compensation Table (i.e., employer matching contributions to the SFR Savings Plan and the performance match). It also does not include special or extraordinary bonuses.

     The pension compensation of officers whose pension compensation differs from the compensation contained in the Summary Compensation Table is listed below:

                                                                      PENSION COMPENSATION
                                  NAME                                (FINAL AVERAGE PAY)
    ----------------------------------------------------------------  --------------------
    R. Graham Whaling...............................................        $334,767
    David B. Kilpatrick.............................................         180,713
    Jeffrey B. Williams.............................................         181,264
    C. Ed Hall......................................................         140,791
    Lou E. Shuflin..................................................         161,211
    Terry L. Anderson...............................................         135,497

     It is anticipated that the Company will terminate participation in the SFR Retirement Plan upon the consummation of the Spin Off.

                        SECURITY OWNERSHIP OF MANAGEMENT

     The following table indicates (i) the number of shares of Common Stock expected to be granted to each director, executive officer and key employee of the Company as of the closing of the Offerings pursuant to the Company Stock Plans (see "Management -- Compensation Pursuant to Company Plans") and (ii) the number of shares of common stock of SFR beneficially owned as of October 15, 1996 by such persons. In the event the Spin Off occurs and the individuals listed below retain the SFR common stock set forth below and exercise the SFR options described in the footnotes, such individuals will receive shares of Company Common Stock on the same basis as all other SFR shareholders.

                                                      SHARES OF COMPANY       SHARES OF SFR
                                                        COMMON STOCK           COMMON STOCK
                                                            TO BE           BENEFICIALLY OWNED
                                                        BENEFICIALLY              AS OF
                NAME OF BENEFICIAL OWNER                  OWNED(1)           OCTOBER 15, 1996
    ------------------------------------------------  -----------------     ------------------
    R. Graham Whaling(2)............................        37,500                 264,528
    David P. Kilpatrick(3)..........................        15,000                  88,937
    C. Ed Hall(4)...................................         3,333                  77,081
    Lou E. Shuflin(5)...............................         3,333                  71,083
    Jeffrey B. Williams(6)..........................         6,667                  73,170
    Terry L. Anderson(7)............................         3,333                  49,723
    Hugh L. Boyt(8).................................           -0-                 273,558
    Craig A. Huff(9)................................         1,000               3,354,600
    Michael A. Morphy(10)...........................         1,000                  25,786
    James L. Payne(11)..............................         1,000                 921,913
    Robert F. Vagt(12)..............................         1,000                  29,069
    Robert J. Wasielewski(13).......................         1,000               5,047,083
    All directors and officers as a group
      (12 persons)..................................        74,166              10,276,531

---------------

 (1) In addition to the Common Stock ownership presented, it is anticipated that unexercised SFR stock options held by Company employees at Spin Off (including those held by executive officers and key employees listed above) will be exchanged for options for Common Stock granted pursuant to the Company Stock Plans. See "Management -- Compensation Pursuant to Company Plans" for a description of the anticipated method of adjustment of share amounts and strike prices.

 (2) Mr. Whaling's SFR common stock ownership includes 1,318 shares arising from participation in the SFR Savings Plan as of October 1, 1996 and 250,000 shares which could be received upon the exercise of options exercisable within 60 days of October 15, 1996. The exercise price of such options is $8.00. Mr. Whaling's Common Stock ownership includes 37,500 shares of Restricted Stock anticipated to be granted upon the closing of the Offerings.

 (3) Mr. Kilpatrick's SFR common stock ownership includes 5,729 shares arising from participation in the SFR Savings Plan as of October 1, 1996 and 74,245 shares which could be received upon the exercise of options exercisable within 60 days of October 15, 1996. The weighted average exercise price of such options is $12.1375. Mr. Kilpatrick's Common Stock ownership includes 15,000 shares of Restricted Stock anticipated to be granted upon the closing of the Offerings.

 (4) Mr. Hall's SFR common stock ownership includes 7,921 shares arising from participation in the SFR Saving Plan as of October 1, 1996 and 54,196 shares which could be received upon the exercise of options exercisable within 60 days of October 15, 1996. The weighted average exercise price of such options is $12.1867. Mr. Hall's Common Stock ownership includes 3,333 shares of Restricted Stock anticipated to be granted upon closing of the Offerings.

 (5) Mr. Shuflin's SFR common stock ownership includes 10,838 shares arising from participation in the SFR Savings Plan as of October 1, 1996 and 60,245 shares which could be received upon the exercise of options exercisable within 60 days of October 15, 1996. The weighted average exercise price of such options is $12.2566. Mr. Shuflin's Common Stock ownership includes 3,333 shares of Restricted Stock anticipated to be granted upon closing of the Offerings.


 (6) Mr. Williams' SFR common stock ownership includes 7,925 shares arising from participation in the SFR Savings Plan as of October 1, 1996 and 65,245 shares which could be received upon exercise of options exercisable within 60 days of October 15, 1996. The weighted average exercise price of such options is $12.7255. Mr. Williams' Common Stock ownership includes 6,667 shares of Restricted Stock anticipated to be granted upon closing of the Offerings.


 (7) Mr. Anderson's SFR common stock ownership includes 3,393 shares arising from participation in the SFR Savings Plan as of October 1, 1996 and 43,671 shares which could be received upon exercise of options exercisable within 60 days of October 15, 1996. The weighted average exercise price of such options is $11.9686. Mr. Anderson's Common Stock ownership includes 3,333 shares of Restricted Stock anticipated to be granted upon closing of the Offerings.

 (8) Mr. Boyt's SFR common stock ownership includes 6,313 shares arising from participation in the SFR Savings Plan as of October 1, 1996 and 225,245 shares which could be received upon exercise of options exercisable within 60 days of October 15, 1996. The weighted average exercise price of such options is $11.5275. It is anticipated Mr. Boyt will resign as a director of the Company upon Spin Off and therefore he would not receive a grant of Restricted Stock pursuant to the Company's Stock Plans.

 (9) Mr. Huff's Common Stock ownership includes 1,000 shares of Restricted Stock anticipated to be granted upon closing of the Offerings. Mr. Huff's SFR common stock ownership includes 15,000 shares which could be received upon the exercise of options exercisable within 60 days of October 15, 1996. The exercise price of such options is $11.4375. Mr. Huff's SFR common stock ownership also includes 3,338,600 shares owned by clients of Ziff Brothers Investments ("ZBI"). Mr. Huff, who is a Principal of ZBI, disclaims beneficial ownership of these shares.

(10) Mr. Morphy's Common Stock ownership includes 1,000 shares of Restricted Stock anticipated to be granted upon closing of the Offerings. Mr. Morphy's SFR common stock ownership includes 15,000 shares which could be received upon exercise of options exercisable within 60 days of October 15, 1996. The weighted average exercise price of such options is $10.2292.

(11) Mr. Payne's SFR common stock ownership includes 47,765 shares arising from participation in the SFR Savings Plan as of October 1, 1996 and 722,890 shares which could be received upon exercise of options exercisable within 60 days of October 15, 1996. The weighted average exercise price of such options is $12.7344. Mr. Payne will not be eligible for a Restricted Stock grant pursuant to the Company's Stock Plans until Spin Off when he will receive the 1,000 shares of Common Stock presented.

(12) Mr. Vagt's Common Stock ownership includes 1,000 shares of Restricted Stock anticipated to be granted upon closing of the Offerings. Mr. Vagt's SFR common stock ownership includes 15,000 shares which could be received upon exercise of options exercisable within 60 days of October 15, 1996. The weighted average exercise price of such options is $10.2292.

(13) Mr. Wasielewski's SFR common stock includes 5,047,083 shares which may be deemed to be owned by GKH Partners, L.P. ("GKH") primarily through its participation in HC Associates. Mr. Wasielewski is a Managing Director of GKH, the general partner of GKH Investment, L.P. and the nominee for GKH Private, Ltd. and disclaims beneficial ownership of the shares held by HC Associates. Mr. Wasielewski's Common Stock ownership includes 1,000 shares of Restricted Stock anticipated to be granted upon closing of the Offerings.

                    RELATIONSHIP BETWEEN THE COMPANY AND SFR

OWNERSHIP OF COMMON STOCK

     SFR, whose address is 1616 South Voss, Suite 1000, Houston, Texas 77057, owns all of the Company's currently outstanding Common Stock and after the Offerings will own approximately 85% of the Company's outstanding shares of Common Stock (or 83% if the Underwriters' over-allotment options are exercised in full). Through its ability to elect all directors of the Company, SFR will control all matters affecting the Company, including any determination with respect to acquisition or disposition of Company assets, future issuance of Common Stock or other securities of the Company and any dividends payable on the Common Stock. SFR will also control the Company's exploration, development, capital, operating and acquisition budgets.

     Pursuant to Rule 144 promulgated under the Securities Act, SFR may not, prior to the expiration in August 1998 of the two year holding period required by Rule 144, sell any of the shares of Common Stock it owns without registration under the Securities Act. See "Shares Eligible for Future Sale". The Company has agreed that upon the request of SFR, the Company will register under the Securities Act and applicable state securities laws the sale of the shares of Common Stock owned by SFR which SFR requests to be registered. See
"-- Contractual Arrangements -- Registration Rights and Indemnification Agreement".

INTENDED SPIN OFF

     SFR has announced that after the Offerings it intends to distribute pro rata to its common stockholders all of the shares of Common Stock that it owns by means of a tax-free distribution. SFR's final determination to proceed will require a declaration of the Spin Off by SFR's board of directors. Such a declaration is not expected to be made until certain conditions, many of which are beyond the control of SFR, are satisfied, including: (i) receipt by SFR of a ruling from the Internal Revenue Service as to the tax-free nature of the Spin Off; (ii) approval of the Spin Off by SFR's stockholders; (iii) the redemption or conversion of all or a substantial portion of the shares of each outstanding series of SFR preferred stock; and (iv) the absence of any future change in future market or economic conditions (including developments in the capital markets) or SFR's or the Company's business and financial condition that causes SFR's board to conclude that the Spin Off is not in the best interests of SFR's stockholders. The Company has been advised by SFR that it does not expect the Spin Off to occur prior to June 1997. If SFR consummates the Spin Off, the increased shares available in the market may have an adverse effect on the market price of the Common Stock. The Company has been advised by SFR that as of September 30, 1996, SFR had 41,326 common stockholders of record. See "Risk Factors -- Intended Spin Off by SFR".

     The Company has agreed to indemnify SFR if at any time during the one-year period after the Spin Off (or if certain tax legislation is enacted and is applicable to the Spin Off, such longer period as is required for the Spin Off to be tax free to SFR) (the "Restricted Period") the Company takes certain actions the effects of which result in the Spin Off being taxable to SFR. See "-- Contractual Arrangements -- Spin Off Tax Indemnity Agreement".

CONTRACTUAL ARRANGEMENTS

  SPIN OFF TAX INDEMNITY AGREEMENT. To protect SFR from Federal and state income taxes, penalties, interest and additions to tax that would be incurred by it if the Spin Off by SFR were determined to be a taxable event, the Company and SFR have entered into an agreement under which the Company has agreed to indemnify SFR with respect to tax liabilities resulting primarily from actions taken by the Company at any time during the Restricted Period. The Company has also agreed that, unless it obtains an opinion of counsel or a supplemental ruling from the Internal Revenue Service that such action will not adversely affect the qualification of the Spin Off as tax-free, the Company will not merge or consolidate with another corporation, liquidate or partially liquidate, sell or transfer all or substantially all of its assets or redeem or otherwise repurchase any of its stock or issue additional shares of the Company's capital stock during such Restricted Period. The Company's obligations under this agreement could possibly deter offers or other efforts by third parties to obtain control of the Company during such Restricted Period, which could deprive the Company's stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

     The Company has retained the right to contest, at its expense, any determination by taxing authorities that the Spin Off has failed to qualify as tax-free by reason of an action by the Company; provided, however, that if SFR reasonably perceives, either at the commencement or during the course of any proceeding challenging the tax-free nature of the Spin Off, that the Company could not pay the indemnified amounts if the taxing authorities were successful and the Company fails to furnish a guarantee or performance bond satisfactory to SFR in an amount equal to the indemnified liability being asserted by the taxing authority, SFR may assume the defense of any such challenge, at the Company's expense, and may compromise, concede or settle the taxing authorities' claim. SFR's assumption of the conduct of such defense would not relieve the Company of its financial responsibility to SFR under this agreement. The indemnity agreement will apply if the Spin Off occurs prior to December 31, 1997.

     The Company believes that if the Company is required to make payments pursuant to such agreement, the amount that the Company would pay to SFR would have a material adverse effect on the Company's financial condition. The actions for which the Company is required to indemnify SFR pursuant to this agreement are within the Company's control, and the Company has no intention of taking any actions during the Restricted Period that would have such an effect.

     The Spin Off Tax Indemnity Agreement also contains provisions covering certain other tax matters between SFR and the Company. Under the tax sharing agreements and arrangements between SFR and Santa Fe Pacific Corporation ("SFP"), the former parent company of SFR, SFR and its subsidiaries receive benefits from and are responsible for liabilities directly attributable to audit adjustments under the California franchise tax with respect to all California properties or operations owned or conducted by SFR and its subsidiaries prior to the spin off of SFR by SFP. As a result of the Transactions, the Company will acquire substantially all of the California properties and operations that would relate to such audit matters. Accordingly, the Company will receive the benefits and be responsible for the obligations attributable to California franchise tax liabilities under SFR's agreements with SFP for any of the tax years ending on or after December 31, 1984 (the years for which the audits have not been conducted by California). SFR shall prepare and file all consolidated Federal, combined state and local income and franchise tax returns required to be filed while the Company is a member of SFR's affiliated group and the Company will not be compensated for the carryback after Spin Off to SFR's affiliated group of any Company tax items realized after the Company ceases to be a member of SFR's affiliated group. The Company will not be compensated for the carryback after the Spin Off to SFR's affiliated group both because it is anticipated that the Company will make the necessary election to forego any such carryback and because management of both SFR and the Company desire to minimize, to the extent possible, continuing relationships and obligations between the two companies.

     CONTRIBUTION AGREEMENT. Pursuant to the Contribution Agreement, SFR will contribute to the Company substantially all of the assets and properties of the Western Division, subject to retention by SFR of (i) the Production Payment,
(ii) the surface rights to approximately 116 acres of the Olinda

Property and (iii) SFR's interests in various properties that are burdened by an overriding royalty interest held by a royalty trust formed by SFR in 1992 (the "Excluded Assets"). The Production Payment represents in the aggregate approximately 20% of 1995 net sales proceeds from the Midway-Sunset field and the annual amortization thereof represents 7% of such net sales proceeds. The Company does not believe that the retention of the Production Payment or the Company's obligations thereunder will have a material adverse effect on the Company's financial condition, liquidity or results of operations. The effective date of the asset contribution pursuant to the Contribution Agreement is expected to be November 1, 1996. Except as set forth in the Contribution Agreement, SFR is not making any representation or warranty (including any representation or warranty of title, merchantability or fitness for a particular purpose) to the Company as to the assets, business or liabilities contributed to or assumed by the Company pursuant to the Contribution Agreement. All such assets will be contributed to the Company in their present condition. SFR is not making any representation or warranty to the Company as to consents or approvals required to transfer such assets to the Company or as to the legal sufficiency of any assignment, document or instrument delivered or filed to convey title to any properties contributed to the Company. In addition, the Company will assume the liabilities and obligations associated with the Western Division, even if attributable to periods prior to the contribution date, including the $245 million of indebtedness in respect of the SFR Senior Notes and interest thereon from and after October 1, 1996, and the Company will agree to release SFR from any liability or contribution obligation in respect of the New Credit Facility. Pursuant to the Contribution Agreement, (a) the Company will assume, and agree to indemnify and hold harmless SFR from and against all liabilities and obligations of SFR relating to the contributed assets and properties, even if attributable to periods prior to the contribution date, including (i) any litigation pending or threatened as of the consummation of the Offerings or that arises in the future and involves any costs incurred after the consummation of the Offerings, (ii) environmental liabilities of contributed assets and properties, including any costs or expenses incurred at any of the OII Site, the Santa Fe Springs Site and the Eastside Site, (iii) any costs or liabilities that may arise after the consummation of the Offerings that are attributable to violations of or failure to comply with laws, rules or regulations in respect of any property or interest therein located in California and formerly owned or operated by the Western Division or its predecessors (other than the Excluded Assets), and (iv) all liabilities and obligations of SFR under the terms of the SFR Retirement Plan for Hourly Employees that has been maintained by SFR (and which will be maintained by the Company after consummation of the Offerings) in accordance with the contract between The Oil, Chemical and Auto Workers International Union/AFL and SFR; and (b) SFR will agree to indemnify and hold the Company harmless from and against any costs or liabilities relating to assets or operations of SFR (whether or not currently owned or operated by SFR) to the extent not attributable to the Western Division (other than the Excluded Assets). SFR is retaining the surface rights to the Olinda Property because such surface rights are currently under contract for sale to a third party. If the sale is concluded with such third party, SFR will be paid a total purchase price of $24 million, comprised of $15.5 million in cash together with an $8.5 million note, which is secured by a lien on the property. Pursuant to the Contribution Agreement, Monterey is obligated to purchase such note from SFR at face value after the close of the sale and will be required to incur approximately $3.5 million in site improvement costs. If the sale of the Olinda Property has not been consummated by August 1, 1997, Monterey is obligated, under the terms of the Contribution Agreement, to purchase, and SFR is obligated to sell, such surface rights for $23 million in cash. The Company does not believe that SFR's retention or subsequent sale and development of the surface of the Olinda Property will have a material adverse effect on the Company's ongoing operations on such property. Upon the execution and delivery of the Contribution Agreement, the Company and SFR intend to file deeds, bills of sale and specific conveyances in the appropriate real property records of California to reflect the contribution and conveyance to the Company of the real property interests effected pursuant to the Contribution Agreement.


     SERVICES AGREEMENT. SFR provides various administrative and financial services to the Company, including administration of certain employee benefit plans, access to telecommunications, corporate legal assistance and certain other corporate staff and support services. Concurrently with the closing of the Offerings, the Company and SFR intend to enter into a Services Agreement to formalize this existing arrangement. The agreement is intended to be flexible (for example, on short notice the Company may take responsibility for some or all of the services currently being provided by SFR) and may be easily terminated by either party on 30 days' notice. As a result, no assurance is given that this service arrangement will be maintained for any specific period in the future. Whether SFR continues to provide some or all of these services will depend on many factors, including the continuing agreement of the parties on the appropriate amounts of compensation and reimbursement, the ability of the Company to provide the services for itself and the continued willingness of SFR to provide the services. The agreement provides that the Company will pay SFR a monthly fee for certain listed services at specified rates. The total monthly fee for all listed services is $120,000. Because the Services Agreement was not the result of arm's-length negotiations, the costs charged thereunder may exceed costs otherwise available from an unaffiliated third party. The Services Agreement is terminable by either party on 30 days' notice and payments to SFR thereunder are expected to decline as the Company assumes full responsibility during 1997 for each of the services covered by such agreement.

     TAX ALLOCATION AGREEMENT. After consummation of the Offerings, the Company will continue to be included in the consolidated Federal income tax return filed by SFR as the common parent for itself and its subsidiaries. Consistent therewith and pursuant to the Tax Allocation Agreement, the Company has agreed to pay to SFR an amount approximating the Federal tax liability and state and local tax liability it would have paid if it and its subsidiaries were a separate consolidated group. This amount will be payable regardless of whether the SFR consolidated group, as a whole, has any current Federal, state or local tax liability. In determining amounts payable to SFR in accordance with the foregoing formula, the Company and its subsidiaries may only take into account their carryforwards of losses and credits to reduce amounts they would owe if they were a separate consolidated group. Accordingly, there are circumstances in which the Company and its subsidiaries may receive no compensation for the current use of their carryforwards of losses or credits by other members of the SFR group. If the Company or its subsidiaries cease to be members of the SFR consolidated group, the Tax Allocation Agreement will continue to apply to prior periods, and additional payments to SFR could be required if there is an audit or similar adjustment subsequently made that impacts the computation of amounts to be paid SFR as described above. In addition, if the Company and its subsidiaries cease to be members of the SFR consolidated group, they would forfeit any future rights to compensation or credit from SFR for the utilization of their carryforwards by members of the SFR group.

     REGISTRATION RIGHTS AND INDEMNIFICATION AGREEMENT. Concurrently with the consummation of the Offerings, the Company will enter into a Registration Rights and Indemnification Agreement with SFR pursuant to which SFR has the right to require the Company to effect three registrations under the Securities Act of all or any part of the Common Stock owned by SFR and to bear the expenses of such registration. No such registration may be required by SFR prior to the expiration of the 180 day period following the date of this Prospectus. See "Shares Eligible for Future Sale". In addition, the Registration Rights and Indemnification Agreement gives SFR the right to include its shares of Common Stock in any registration of shares of Common Stock initiated by the Company following the Offerings. The Registration Rights and Indemnification Agreement also contains provisions whereby the Company and SFR agree to indemnify each other and their respective subsidiaries as well as their respective directors, officers, employees, agents and representatives for certain costs and liabilities relating to violations of Federal and state securities laws in connection with the Offerings, the Spin Off or any such registration of shares of Common Stock owned by SFR.

CONFLICTS OF INTEREST; TRANSACTIONS WITH AFFILIATES

     The nature of the respective businesses of the Company and SFR is such as to give rise to conflicts of interest between the two companies. Conflicts could arise, for example, with respect to allocation of capital, dividends, incurrence of indebtedness, tax matters, financial commitments, registration rights, administration of benefit plans, service arrangements, potential acquisitions of businesses or oil and gas properties and other corporate opportunities, the issuance and sale of capital stock of the Company and the election of directors.

     The Company owns all of SFR's oil and gas properties in California, except for the Production Payment retained by SFR and the Excluded Assets. SFR has advised the Company that it does not currently intend to engage in the exploration, development and production of oil and gas in California except through its ownership of Common Stock of the Company and the Excluded Assets, nor does it currently intend to compete with the Company in the acquisition of California oil and gas properties. Circumstances may arise in the future, however, that would cause SFR to engage in the exploration, development and production of oil and gas in competition with the Company. For example, acquisition opportunities might arise which would require financial resources greater than those available to the Company or which are located in areas in which the Company does not intend to operate. In addition, SFR might acquire a competing oil and gas business as part of a larger acquisition. Thus, although SFR has no current intention to do so, there can be no assurances that it will not engage in the oil and gas exploration, development and production business in competition with the Company.


     The Company and SFR and its affiliates have in the past entered into intercompany transactions and agreements incident to their respective businesses, and the Company and SFR may be expected to enter into transactions and agreements from time to time in the future. The Company intends that the terms of any future transactions and agreements between the Company and SFR will be on terms at least as favorable to the Company as it could obtain from third parties. See "Risk Factors -- Control by SFR".

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     As of the date of this Prospectus, the authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $0.01 per share, and 25,000,000 shares of Preferred Stock, par value $0.01 per share ("Preferred Stock"). As of the date of this Prospectus, there are 45,350,000 shares of Common Stock outstanding, all of which are held of record by SFR. See "Relationship Between the Company and SFR -- Ownership of Common Stock". Of the authorized shares of Preferred Stock, no shares are outstanding. Immediately after the closing of the Offerings, a total of 53,250,000 shares of Common Stock will be outstanding, and 3,500,000 shares of Common Stock will be reserved for issuance under the Company's incentive compensation plans. See
"Management -- Company Benefit Plans". The following description is a summary and is subject to and qualified in its entirety by reference to the provisions of the Company's Charter and Bylaws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

     VOTING RIGHTS. Each share of Common Stock entitles the holder to one vote on each matter submitted to a vote of the Company's stockholders, including the election of directors. There is no cumulative voting. After the Offerings, SFR will hold approximately 85% of the issued and outstanding Common Stock and will hold the voting power to determine the outcome of all matters upon which the stockholders of the Company vote. See "Risk Factors -- Control by SFR" and "Relationship Between the Company and SFR". The Charter prohibits the taking of any action by written stockholder consent in lieu of a meeting.

     DIVIDENDS. The holders of Common Stock are entitled to receive dividends if, as and when such dividends are declared by the board of directors of the Company out of assets legally available therefor after payment of dividends required to be paid on shares of Preferred Stock, if any.


     The Note Agreement pursuant to which the Company Senior Notes will be issued contains covenants that, among other things, restrict the Company's ability to pay cash dividends unless certain conditions are satisfied. Such restriction permits the Company to pay dividends to the extent that the aggregate dividends together with amounts previously expended to redeem or purchase its capital stock or invested in other than permitted investments do not exceed the sum of (i) $62 million, (ii) 100% of the Company's consolidated net earnings (or minus 100% in the case of a deficit) for the period from the date of the closing of the Offerings and terminating as of the end of the most recent calendar quarter and (iii) the net cash proceeds to the Company from the sale of its stock after the closing of the Offerings or in respect of any convertible debt security that has been converted into stock of the Company. In addition, dividends may not be paid under the Note Agreement if such payment would reduce the Company's net worth below the thresholds indicated: $115 million through March 31, 1999 and, thereafter, the sum of $115 million and 20% of the Company's consolidated net income for all then completed quarters beginning with the quarter ending March 31, 1999. The New Credit Facility contains similar restrictions on the payment of dividends.


     LIQUIDATION OR DISSOLUTION. Upon liquidation or dissolution, holders of Common Stock are entitled to share ratably in all net assets available for distribution to stockholders after payment of any liquidation preferences to holders of Preferred Stock.

     OTHER PROVISIONS. The Common Stock carries no conversion or preemptive rights. All outstanding shares of Common Stock are, and the shares of Common Stock to be sold by the Company in the Offerings when issued will be, duly authorized, validly issued, fully paid and nonassessable.

     TRANSFER AGENT AND REGISTRAR. The Transfer Agent and Registrar for the Common Stock is First Chicago Trust Company of New York.

     LISTING. The Common Stock has been approved for listing, subject to official notice of issuance, on the NYSE under the trading symbol "MRC".

PREFERRED STOCK

     The board of directors of the Company is authorized, without approval of the stockholders, to cause shares of Preferred Stock to be issued in one or more series, to determine the numbers of shares of each series, to fix the rights, powers, preferences and privileges of each series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of each such series. Among the specific matters that may be determined by the board of directors are: the annual rate of dividends; the redemption price, if any; the terms of a sinking or purchase fund, if any; the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Company; conversion rights, if any; and voting powers, if any. Depending upon the terms of the Preferred Stock established by the board of directors, any or all series of Preferred Stock could have preferences over the Common Stock with respect to dividends and other distributions and upon liquidation of the Company or could have voting or conversion rights that could adversely affect the holders of the outstanding Common Stock.

     In addition, the Preferred Stock could delay, defer or prevent a change of control of the Company. The Company has no present plans to issue shares of Preferred Stock. Prior to the Spin Off, however, it is anticipated that the Company's board of directors will adopt a preferred share purchase rights plan. See "-- Rights Plan".

CERTAIN PROVISIONS OF THE COMPANY'S CHARTER AND BYLAWS AND DELAWARE LAW

     Certain provisions of the Charter and Bylaws are intended to enhance the likelihood of continuity and stability in the board of directors of the Company and in its policies, but might have the effect of delaying or preventing a change in control of the Company and may make more difficult the removal of incumbent management even if such transactions could be beneficial to the interests of stockholders. Set forth below is a summary description of such provisions:

     NUMBER OF DIRECTORS; FILLING VACANCIES; REMOVAL. The Company's Charter provides that the number of directors constituting the Company's board of directors shall be fixed by the board of directors, but shall not be less than three nor more than 15. The Charter further provides that the directors shall be divided into three classes, each class serving staggered three-year terms. The board of directors of the Company, acting by a majority of the directors then in office, may fill any vacancy or newly created directorship.

     ANTI-TAKEOVER PROVISIONS. Delaware law permits and the Charter grants the Company's board of directors broad discretionary authority to adopt certain anti-takeover measures approved by it in response to any proposal to acquire the Company, its assets or more than 15% of its outstanding capital stock. Measures to be adopted could include a shareholder rights plan or bylaw provisions requiring supermajority shareholder approval of acquisition proposals.

     LIMITATION ON PERSONAL LIABILITY OF DIRECTORS. Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Charter of the Company limits the liability of directors of the Company to the Company or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Delaware law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     The inclusion of this provision in the Charter may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. The Company's Bylaws provide indemnification to the Company's officers and directors and certain other persons with respect to certain matters.

     INDEMNIFICATION ARRANGEMENTS. The Charter and Bylaws provide that, to the fullest extent permitted by the Delaware General Corporation Law, the directors and officers of the Company shall be indemnified and shall be advanced expenses in connection with actual or threatened proceedings and claims arising out of their status as such. The Company has entered into indemnification agreements with each of its directors and executive officers that provide for indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

SECTION 203 OF THE DELAWARE CORPORATE LAW

     Section 203 of the Delaware General Corporation Law ("Section 203") restricts certain transactions between a corporation organized under Delaware law (or its majority owned subsidiaries) and any person holding 15% or more of the corporation's outstanding voting stock, together with the affiliates or associates of such person (an "Interested Stockholder"). Section 203 prevents, for a period of three years following the date that a person becomes an Interested Stockholder, the following types of transactions between the corporation and an Interested Stockholder (unless certain conditions, described below, are met): (a) mergers or consolidations, (b) sales, leases, exchanges or other transfers of 10% or more of the aggregate assets of the corporation, (c) issuances or transfers by the corporation of any stock of the corporation which would have the effect of increasing the Interested Stockholder's proportionate share of the stock of any class or series of the corporation, (d) any other transaction which has the effect of increasing the proportionate share of the stock of any class or series of the corporation which is owned by the Interested Stockholder, and (e) receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder) of loans, advances, guarantees, pledges or other financial benefits provided by the corporation.

     The three-year ban does not apply if either the proposed transaction or the transaction by which the Interested Stockholder became an Interested Stockholder is approved by the board of directors of the corporation prior to the time such stockholder becomes an Interested Stockholder. Additionally, an Interested Stockholder may avoid the statutory restriction if, upon the consummation of the transaction whereby such stockholder becomes an Interested Stockholder, the stockholder owns at least 85% of the outstanding voting stock of the corporation without regard to those shares owned by the corporation's officers who are also directors or by certain employee stock plans. Business combinations are also permitted within the three-year period if approved by the board of directors and authorized at an annual or special meeting of stockholders by the holders of at least 66 2/3% of the outstanding voting stock not owned by the Interested Stockholder.

     A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its certificate of incorporation or bylaws by action of its shareholders to exempt itself from coverage, provided that such bylaw or charter amendment shall not become effective until 12 months after the date it is adopted. The Company has not adopted such a charter or bylaw amendment.

NO ACTION BY WRITTEN CONSENT

     The Charter prohibits the taking of any action by written stockholder consent in lieu of a meeting. Such provisions may not be amended or repealed without the affirmative vote of the holders of at least 80% of the capital stock of the Company entitled to vote on such matters.

RIGHTS PLAN

     Prior to the Spin Off, it is anticipated that the Company's board of directors will adopt a preferred share purchase rights plan (the "Rights Plan") pursuant to which, concurrently with or promptly after the Spin Off, one right (collectively, the "Rights") to purchase one one-hundredth of a share of a newly issued series of junior participating Preferred Stock of the Company would be distributed as a dividend for each outstanding share of Common Stock. Such Rights would be issuable on the terms and subject to the conditions set forth in the Rights Plan. No Rights will be issued under the Rights Plan until the consummation of the Spin Off. Because of the nature of the dividend, liquidation and voting rights of the shares of the series of Preferred Stock issuable upon exercise of a Right, the value of the one-hundredth interest in a share of this series of Preferred Stock purchasable upon the exercise of each right should approximate the value of one share of Common Stock. Each Right, when exercisable, will represent the right to purchase one share of Common Stock at a substantial premium to the per share trading price of the Common Stock on the date the rights are distributed, subject to adjustment. The Rights will expire no later than the tenth anniversary of the date the rights are first issued. The Rights will be exercisable (i) 10 days after a person or group acquires beneficial ownership of 15% or more of the Common Stock (other than any person who owns more than 15% of the outstanding Common Stock immediately after the Spin Off, provided such person does not thereafter acquire ownership of an additional 1% of the Common Stock) (an "Acquiring Person"), or (ii) 10 business days (or such later date as may be determined by the Company's board of directors) after a person or group commences a tender offer or exchange upon consummation of which such person or group would be an Acquiring Person.

     If any person or group becomes an Acquiring Person or commences a tender offer upon consummation of which such person or group would become an Acquiring Person, each Right not owned by such Acquiring Person or certain related parties would entitle its holder to purchase, at the Right's then current exercise price, shares of Common Stock, having a value of twice the Right's exercise price. In addition, if, after a person or group becomes an Acquiring Person, the Company is involved in a merger or other business combination transaction with another person in which it is not the surviving corporation, each Right will entitle its holder to purchase, at the Right's then current exercise price, shares of common stock of such other person or group having a value of twice the Right's exercise price.


     The purchase price payable, and the shares issuable, upon exercise of the Rights will be subject to adjustment from time to time as specified in the Rights Plan. The Company will generally be entitled to redeem the Rights at $0.01 per Right at any time until 10 days after the public announcement that a person or group has become an Acquiring Person or has commenced a tender offer upon consummation of which such person or group would become an Acquiring Person, provided that no such redemption may occur after the Rights have become exercisable.


     The terms of the series of junior participating Preferred Stock purchasable upon exercise of the Rights will be established by the board of directors of the Company upon the adoption of the rights plan, but it is expected that the terms will be substantially as follows. Each share of such series of Preferred Stock will have a minimum preferential quarterly dividend rate of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared on shares of Common Stock. In the event of liquidation, the holders of such series of Preferred Stock will receive a minimum preferred liquidation payment of $1.00 per share but will be entitled to receive an aggregate liquidation payment equal to 100 times the payment made per share of the Common Stock. Each share of such series of Preferred Stock will have 100 votes, voting together with the Common Stock. The rights of this series of Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, will be protected by customary antidilution provisions.

     The inclusion of the foregoing provisions in the Charter and Bylaws, the existence of authorized but unissued capital stock, the adoption of the Rights Plan and the Spin Off Tax Indemnity Agreement and the application of Section 203 to stockholders of the Company may tend to deter unfriendly offers or other efforts to obtain control of the Company that are not approved by the Company's board of directors and thereby deprive the Company's stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon consummation of the Offerings, the Company will have outstanding a total of 53,250,000 shares of Common Stock, including the 7,900,000 shares offered in the Offerings. The Common Stock sold in the Offerings will be transferable without restriction or further registration under the Securities Act, except for any shares acquired by an "affiliate" of the Company that will be subject to the resale limitations of Rule 144 promulgated under the Securities Act. All of the 45,350,000 shares of Common Stock owned by SFR are "restricted" securities within the meaning of Rule 144 and may not be sold in the absence of registration other than through Rule 144 as described below or another exemption from registration under the Securities Act.

     In general, under Rule 144, as currently in effect, a stockholder who (together with predecessor holders who were not "affiliates" of the Company (as such term is defined in Rule 144 under the Securities Act, "Affiliates")) has beneficially owned Common Stock which is treated as "restricted securities" (as defined in Rule 144) for at least two years from the date such restricted securities were acquired from the Company or an Affiliate, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the Company's Common Stock then outstanding or the average weekly trading volume in the Company's Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144. Sales under Rule 144 are also subject to certain provisions relating to the manner and notice of sale and availability of current public information about the Company. In addition, Affiliates of the Company must comply with the restrictions and requirements of Rule 144 (other than the two-year holding period requirements) in order to sell shares of Common Stock that are not restricted securities (such as Common Stock acquired by Affiliates in market transactions). Furthermore, if a period of at least three years has elapsed from the date restricted securities were acquired from the Company or an Affiliate, a holder of such restricted securities who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to such sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above. All shares held by SFR at the time of the Offerings will be eligible for sale in August of 1998 if and to the extent such shares continue to be held by SFR and pursuant to and in accordance with the volume, manner of sale and other conditions of Rule 144 described above.

     SFR will have three demand registration rights to require the Company to register its shares of Common Stock under the Securities Act and will have rights to participate in any future registration of securities by the Company. See "Relationship Between the Company and SFR -- Contractual
Arrangements -- Registration Rights and Indemnification Agreement".


     The Company intends to file a registration statement on Form S-8 covering all shares of Common Stock issuable under the Company's employee benefit plans in effect on the date of this Prospectus. The Company has outstanding stock options and restricted stock with respect to an aggregate of approximately 342,700 shares of Common Stock as of the date of this Prospectus. None of such options will be exercisable and none of such restricted shares will be transferable during the Restricted Period (except under certain limited circumstances).


     The Company, SFR and each director and executive officer of the Company have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of, except as provided in the U.S. Underwriting Agreement and the International Underwriting Agreement, any securities of the Company that are substantially similar to the shares of Common Stock or that are convertible into or exchangeable for securities of the Company that are substantially similar to the shares of Common Stock without the prior written consent of the representatives of the Underwriters. See "Underwriting". The Registration Rights and Indemnification Agreement will provide that SFR will not exercise its registration rights during the same 180-day period. The exercise of registration rights could adversely affect the market price of the Common Stock. See "Relationship Between the Company and SFR -- Contractual Arrangements -- Registration Rights and Indemnification Agreement".

     Prior to consummation of the Offerings, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that future sale of shares of Common Stock under Rule 144, or the availability of such shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Nevertheless sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could adversely affect the prevailing market prices for the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

                                 LEGAL MATTERS

     The validity of the Common Stock is being passed upon for the Company by Andrews & Kurth L.L.P., Houston, Texas. Certain legal matters with respect to the Offerings are being passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The financial statements of the Western Division of Santa Fe Energy Resources, Inc. as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 and the balance sheet of Monterey Resources, Inc. as of September 5, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The estimates of proved and proved developed reserves, the related estimates of future net cash flows and present value thereof and other related calculations of Ryder Scott set forth in this Prospectus have been included herein in reliance upon the authority of said firm as experts in petroleum engineering.

               CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS
GENERAL

     The following is a general discussion of United States Federal income and estate tax consequences of the ownership and disposition of Common Stock by a holder who is not a United States person (a "Non-U.S. Holder"), as defined below. This discussion does not address all aspects of United States Federal income and estate taxes and does not address any foreign, state or local tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly with retroactive effect. Each prospective purchaser of Common Stock is advised to consult a tax advisor with respect to current and possible future U.S. Federal income and estate tax consequences of holding and disposing of Common Stock as well as any tax consequences that may arise under the laws of any state, local or other taxing jurisdiction. For purposes of this summary, a "U.S. Holder" with respect to the Common Stock is (i) an individual who is a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state thereof, or (iii) an estate or trust the income of which is includable in gross income for United States Federal income tax purposes regardless of its source; and a "Non-U.S. Holder" is any person other than a U.S. Holder.

DISTRIBUTIONS

     Distributions on the shares of Common Stock (other than distributions in redemption of the shares of Common Stock subject to section 302(b) of the Code) will constitute dividends for Federal income tax purposes to the extent paid from current or accumulated earnings and profits of the Company (as determined under Federal income tax principles). Dividends paid to a Non-U.S. Holder of Common Stock which are not effectively connected with a U.S. trade or business of the Non-U.S. Holder will be subject to United States withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Moreover, under United States Treasury regulations which are currently in effect, withholding is generally imposed on the gross amount of the distribution, without regard to whether the corporation has sufficient earnings and profits to cause the distribution to be a dividend for Federal income tax purposes. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption. Dividends that are effectively connected with the conduct of a trade or business within the United States are subject to United States Federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Under current United States Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above, and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under proposed United States Treasury regulations (the "Proposed Regulations") not currently in effect, however, a Non-U.S. Holder of Common Stock would be required to satisfy applicable certification and other requirements to qualify for withholding at an applicable treaty rate. The Proposed Regulations would require a Non-U.S. Holder to file a beneficial owner withholding certificate, e.g., a Form W-8, to obtain the lower treaty rate. The Proposed Regulations would apply to dividends paid after December 31, 1997, subject to certain transitional rules.

     A Non-U.S. Holder of Common Stock may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder will generally not be subject to United States Federal income tax with respect to gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, (ii) in the case of a Non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or
(iii) the Company is or has been a "U.S. real property holding corporation" for United States Federal income tax purposes. The Company believes that it is currently a "U.S. real property holding corporation" for Federal income tax purposes. So long as the Common Stock continues to be regularly traded on an established securities market, only a Non-U.S. Holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder's holding period) more than five percent of the Common Stock will be subject to U.S. Federal income tax on the disposition of the Common Stock. Such holders should consult their tax advisors concerning this and other tax effects of the ownership and disposition of Common Stock.

FEDERAL ESTATE TAX

     Common Stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     Under Treasury regulations, the Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with a U.S. trade or business in the United States of the Non-U.S. Holder or withholding was reduced or eliminated by an applicable income tax treaty. Copies of the

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

information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

     Backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) will generally not apply to dividends paid to Non-U.S. Holders that either are subject to the U.S. withholding tax, whether at 30% or a reduced treaty rate, or that are exempt from such withholding of effectively connected income. As a general matter, information reporting and backup withholding will not apply to a payment by or through a foreign office of a foreign broker of the proceeds of a sale of Common Stock effected outside the United States. However, information reporting requirements (but not backup withholding) will apply to a payment by or through a foreign office of a broker of the proceeds of a sale of Common Stock effected outside the United States where that broker (i) is a United States person, (ii) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (iii) is a "controlled foreign corporation" as defined in the Code (generally, a foreign corporation controlled by United States shareholders), unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain conditions are met or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of Common Stock is subject to both backup withholding and information reporting unless the holder certifies to the payor in the manner required as to its non-United States status under penalties of perjury or otherwise establishes an exemption.

     Amounts withheld under the backup withholding rules do not constitute a separate United States federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder's United States Federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
MONTEREY RESOURCES, INC.
Audited Balance Sheet
  Report of Independent Accountants....................................................  F-2
  Balance Sheet -- September 5, 1996...................................................  F-3
  Notes to Balance Sheet...............................................................  F-4
Pro Forma Financial Statements
  Unaudited Pro Forma Condensed Statement of Operations for the nine months ended
     September 30, 1996................................................................  F-6
  Unaudited Pro Forma Condensed Balance Sheet -- September 30, 1996....................  F-7
  Unaudited Pro Forma Condensed Statement of Operations for the year ended December 31,
     1995..............................................................................  F-8
  Notes to Pro Forma Condensed Financial Statements....................................  F-9
WESTERN DIVISION OF SANTA FE ENERGY RESOURCES, INC.
Audited Financial Statements
  Report of Independent Accountants.................................................... F-13
  Statement of Operations for the years ended December 31, 1993, 1994 and 1995......... F-14
  Balance Sheet -- December 31, 1994 and 1995.......................................... F-15
  Statement of Cash Flows for the years ended December 31, 1993, 1994 and 1995......... F-16
  Statement of Division Equity for the years ended December 31, 1993, 1994 and 1995.... F-17
  Notes to Financial Statements........................................................ F-18
Unaudited Financial Information
  Supplemental Information to Financial Statements..................................... F-28
Unaudited Financial Statements
  Statement of Operations for the nine months ended September 30, 1995 and 1996........ F-32
  Balance Sheet -- December 31, 1995 and September 30, 1996............................ F-33
  Statement of Cash Flows for the nine months ended September 30, 1995 and 1996........ F-34
  Statement of Division Equity for the nine months ended September 30, 1995 and 1996... F-35
  Notes to Unaudited Financial Statements.............................................. F-36

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of Monterey Resources, Inc.

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Monterey Resources, Inc. at September 5, 1996, in conformity with generally accepted accounting principles. This financial statement is the responsibility of the management of Monterey Resources, Inc.; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Houston, Texas
September 17, 1996

                            MONTEREY RESOURCES, INC.

                                 BALANCE SHEET
                            (IN MILLIONS OF DOLLARS)

                                                                                  SEPTEMBER 5,
                                                                                      1996
                                                                                  ------------
                                            ASSETS
Cash............................................................................      $0.5
                                                                                      ====
                                     SHAREHOLDER'S EQUITY
Shareholder's Equity
  Preferred stock, $0.01 par value, 25,000,000 shares authorized, no shares
     issued or outstanding......................................................      $ --
  Common stock, $0.01 par value, 100,000,000 shares authorized, 45,350,000
     shares issued and outstanding..............................................       0.5
                                                                                      ----
                                                                                      $0.5
                                                                                      ====

    The accompanying notes are an integral part of this financial statement.

                            MONTEREY RESOURCES, INC.

                             NOTES TO BALANCE SHEET

(1) ORGANIZATION AND BASIS OF PRESENTATION


     Monterey Resources, Inc. ("Monterey" or the "Company") was incorporated in August 1996 and is a wholly owned subsidiary of Santa Fe Energy Resources, Inc. ("SFR") engaged in the production, development and acquisition of oil and natural gas in the State of California. The Company's fiscal year end is December 31. In connection with the organization of Monterey, SFR contributed $461,000 in exchange for 1,000 shares of Monterey common stock. On September 17, 1996, the Company's board of directors approved a 45,350-to-1 stock split of its common stock. Accordingly, common stock and paid-in-capital have been restated to give effect to this stock split. At or prior to the closing of the public offering of the Company's common stock, SFR will contribute to the Company substantially all of the assets and operations of its Western Division, and the Company will assume the obligations and liabilities of SFR related thereto, including $245 million of long-term debt. Such contribution will be effected pursuant to a contribution and conveyance agreement (the "Contribution Agreement"), the effective date for which is expected to be November 1, 1996. SFR is retaining a dollar-denominated production payment (the "Production Payment") on the Midway-Sunset field, pursuant to which SFR has the right to receive the net proceeds of production up to a cumulative maximum of $30 million plus interest thereon at a rate of 8% per annum, at which time the Production Payment terminates and the Company will receive and retain all future proceeds of production from such property interest. The Production Payment is prepayable without penalty at any time in whole at the Company's option. SFR and the Company will enter into a new $75 million revolving credit facility with a group of banks and SFR is expected to borrow approximately $16 million thereunder, which will be assumed by the Company in accordance with the Contribution Agreement. In addition, SFR and the Company will enter into certain intercompany agreements regarding corporate services, taxes, indemnification and certain other matters. Upon receipt by the Company of the proceeds of the public offering, such proceeds will be used to repay certain obligations incurred upon SFR's contribution of the assets and operations to the Company.



     SFR is retaining the surface rights to approximately 116 acres in Orange County, California (the "Olinda Property") because such surface rights are currently under contract for sale to a third party. If the sale is concluded with such third party, SFR will be paid a total purchase price of $24 million, comprised of $15.5 million in cash together with a promissory note in the principal amount of $8.5 million which is secured by a lien on the property. Pursuant to the Contribution Agreement, Monterey is obligated to purchase such note from SFR at face value after the close of the sale and will be required to incur approximately $3.5 million in site improvement costs. If the sale of the Olinda Property has not been consummated by August 1, 1997, Monterey is obligated under the terms of the Contribution Agreement to purchase, and SFR is obligated to sell, such surface rights for $23 million in cash.


(2) INCENTIVE STOCK COMPENSATION PLANS

     The Company has adopted the 1996 Incentive Stock Compensation Plan for Key Employees (the "Key Employee Plan") and the 1996 Incentive Stock Compensation Plan for Nonexecutive Employees (the "Nonexecutive Plan" and, together with the Key Employee Plan, the "Company Stock Plans"). The Company Stock Plans will also permit the Compensation and Benefits Committee of the board of directors (the "Committee") to grant (i) options to purchase shares of Common Stock, which may be, under the Key Employee Plan, either Incentive Stock Options, as defined in
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or NQSOs, and, which may be, under the Nonexecutive Plan, NQSOs only, (ii) shares of Restricted Stock, (iii) Stock Appreciation Rights ("SARs"), (iv) Phantom Units and (v) Bonus Stock. Options and awards with respect to no more than 3,000,000 shares of Common Stock may be issued under the Key Employee Plan. The Nonexecutive Plan allows for the grant of up to 500,000 shares annually. The Committee, in its discretion, will select those employees to whom awards will be granted, the form and amount of awards, and the terms and conditions of awards. All nonexecutive employees of the Company who are responsible for the Company's growth and profitability will be eligible to receive awards under the Nonexecutive Plan.

     Effective as of the closing of the public offering discussed in Note 1, 268,500 NQSOs and 74,166 shares of restricted stock will be issued to certain key employees and directors.

     In October 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), which established financial accounting and reporting standards for stock-based employee compensation plans. SFAS 123 encourages companies to adopt a fair value based method of accounting for such plans but continues to allow the use of the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("Opinion 25"). Companies electing to continue accounting in accordance with Opinion 25 must make pro forma disclosures of net income and earnings per share as if the fair value based method defined in SFAS 123 had been applied. The Company will account for stock-based compensation in accordance with Opinion 25 and will make pro forma disclosures in accordance with the provisions of SFAS 123 in its financial statements.

                            MONTEREY RESOURCES, INC.

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                   (IN MILLIONS OF DOLLARS, EXCEPT AS NOTED)


                                                      NINE MONTHS ENDED SEPTEMBER 30, 1996
                                 ------------------------------------------------------------------------------
                                                 PRO FORMA                      PRO FORMA
                                  WESTERN       ADJUSTMENTS       WESTERN      ADJUSTMENTS         MONTEREY
                                  DIVISION        FOR THE        DIVISION        FOR THE        RESOURCES, INC.
                                 HISTORICAL     CONTRIBUTION     PRO FORMA      OFFERINGS        PRO FORMA(A)
                                 ----------     -----------      ---------     -----------      ---------------
Revenues.......................    $214.8          $  --          $ 214.8        $    --            $ 214.8
                                 ----------     -----------      ---------     -----------      ---------------
Costs and Expenses
  Production and operating.....      76.7             --             76.7             --               76.7
  Cost of crude oil
     purchased.................      21.4             --             21.4             --               21.4
  Exploration, including dry
     hole costs................       1.2             --              1.2             --                1.2
  Depletion, depreciation &
     amortization..............      27.9             --             27.9             --               27.9
  General and administrative...       5.8             --              5.8            1.2(c)             7.0
  Taxes (other than income)....       6.8             --              6.8             --                6.8
                                 ----------     -----------      ---------     -----------      ---------------
                                    139.8             --            139.8            1.2              141.0
                                 ----------     -----------      ---------     -----------      ---------------
Income from Operations.........      75.0             --             75.0           (1.2)              73.8
  Interest, net................     (18.4)          (2.6)(b)        (21.0)           6.4(d)           (14.6)
                                 ----------     -----------      ---------     -----------      ---------------
Income Before Income Taxes.....      56.6           (2.6)            54.0            5.2               59.2
  Income tax expense...........     (20.6)           1.0(e)         (19.6)          (2.0)(e)          (21.6)
                                 ----------     -----------      ---------     -----------      ---------------
Net Income (Loss)..............    $ 36.0          $(1.6)         $  34.4        $   3.2            $  37.6
                                  =======       ==========       ========      ==========       ============
Earnings per share (in
  dollars).....................    $ 0.79                                                           $  0.71
                                  =======                                                       ============
Average shares outstanding
  (millions)...................      45.3                                            8.0(f)            53.3
                                  =======                                      ==========       ============


   The accompanying notes are an integrated part of these pro forma condensed financial statements.

                            MONTEREY RESOURCES, INC.

                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                            (IN MILLIONS OF DOLLARS)

                                                             AS OF SEPTEMBER 30, 1996
                                    --------------------------------------------------------------------------
                                                   PRO FORMA                     PRO FORMA
                                     WESTERN      ADJUSTMENTS       WESTERN     ADJUSTMENTS       MONTEREY
                                     DIVISION       FOR THE        DIVISION       FOR THE      RESOURCES, INC.
                                    HISTORICAL    CONTRIBUTION     PRO FORMA     OFFERINGS        PRO FORMA
                                    ----------    -----------      ---------    -----------    ---------------
ASSETS
                                                                                  $ 100.4 (c)
Cash and cash equivalents..........  $      --      $    --         $    --         (89.8)(d)     $    10.6
  Accounts receivable..............       40.4           --            40.4            --              40.4
  Note receivable..................         --          8.5 (b)         8.5            --               8.5
  Other current assets.............        2.8           --             2.8            --               2.8
                                      --------       ------         -------        ------          --------
                                          43.2          8.5            51.7          10.6              62.3
                                      --------       ------         -------        ------          --------
Properties and Equipment, at cost
  Oil and gas (successful efforts
     accounting)...................    1,004.9           --         1,004.9            --           1,004.9
  Other............................       21.2           --            21.2            --              21.2
                                      --------       ------         -------        ------          --------
                                       1,026.1           --         1,026.1            --           1,026.1
  Accumulated depletion,
     depreciation, amortization and
     impairment....................     (647.1)          --          (647.1)           --            (647.1)
                                      --------       ------         -------        ------          --------
                                         379.0           --           379.0            --             379.0
                                      --------       ------         -------        ------          --------
Other Assets.......................        1.5           --             1.5            --               1.5
                                      --------       ------         -------        ------          --------
                                     $   423.7      $   8.5         $ 432.2       $  10.6         $   442.8
                                      ========       ======         =======        ======          ========
LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable.................  $    21.1      $   3.5 (b)     $  24.6       $    --         $    24.6
  Current portion of long-term
     debt..........................       35.0           --            35.0         (35.0)(d)            --
  Production payment payable.......         --         30.0 (a)        30.0         (30.0)(e)            --
  Other current liabilities........        9.0         (0.7)(a)         8.3            --               8.3
                                      --------       ------         -------        ------          --------
                                          65.1         32.8            97.9         (65.0)             32.9
                                      --------       ------         -------        ------          --------
                                                       16.0 (a)                      30.0 (e)
Long-Term Debt.....................      210.0          8.5 (b)       234.5         (51.0)(d)         213.5
                                      --------       ------         -------        ------          --------
Long-Term Obligations..............        6.5         (2.4)(a)         4.1            --               4.1
                                      --------       ------         -------        ------          --------
                                                      (24.2)(a)
Deferred Income Taxes..............       82.3         (1.4)(b)        56.7          (1.5)(d)          55.2
                                      --------       ------         -------        ------          --------
Shareholders' Equity
  Common stock (45,350,000 shares
     issued and outstanding,
     historical, and 53,324,166
     shares issued and outstanding,
     pro forma)....................         --          0.4 (a)         0.4           0.1 (c)           0.5
                                                                                      1.0 (f)
  Paid-in capital..................         --         40.7 (a)        40.7         100.3 (c)         142.0
  Unamortized restricted stock
     awards........................         --           --              --          (1.0)(f)          (1.0)
  Retained earnings................         --         (2.1)(b)        (2.1)         (2.3)(d)          (4.4)
  Western Division equity..........       59.8        (59.8)(a)          --            --                --
                                      --------       ------         -------        ------          --------
                                          59.8        (20.8)           39.0          98.1             137.1
                                      --------       ------         -------        ------          --------
                                     $   423.7      $   8.5         $ 432.2       $  10.6         $   442.8
                                      ========       ======         =======        ======          ========

    The accompanying notes are an integral part of these pro forma condensed financial statements.

                            MONTEREY RESOURCES, INC.

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                   (IN MILLIONS OF DOLLARS, EXCEPT AS NOTED)

                                                          YEAR ENDED DECEMBER 31, 1995
                                 ------------------------------------------------------------------------------
                                                 PRO FORMA                      PRO FORMA
                                  WESTERN       ADJUSTMENTS       WESTERN      ADJUSTMENTS         MONTEREY
                                  DIVISION        FOR THE        DIVISION        FOR THE        RESOURCES, INC.
                                 HISTORICAL     CONTRIBUTION     PRO FORMA      OFFERINGS        PRO FORMA(a)
                                 ----------     -----------      ---------     -----------      ---------------
Revenues.......................    $211.3          $  --          $ 211.3         $  --             $ 211.3
                                 ----------     -----------      ---------     -----------      ---------------
Costs and Expenses
  Production and operating.....      85.3             --             85.3            --                85.3
  Exploration, including dry
     hole costs................       2.3             --              2.3            --                 2.3
  Depletion, depreciation &
     amortization..............      32.4             --             32.4            --                32.4
  General and administrative...       7.3             --              7.3           2.1 (c)             9.4
  Taxes (other than income)....       7.9             --              7.9            --                 7.9
                                 ----------     -----------      ---------     -----------      ---------------
                                    135.2             --            135.2           2.1               137.3
                                 ----------     -----------      ---------     -----------      ---------------
Income from Operations.........      76.1             --             76.1          (2.1)               74.0
  Interest, net................     (25.1)          (3.5)(b)        (28.6)          8.6 (d)           (20.0)
  Other income (expense).......      (0.6)            --             (0.6)           --                (0.6)
                                 ----------     -----------      ---------     -----------      ---------------
Income Before Income Taxes.....      50.4           (3.5)            46.9           6.5                53.4
  Income tax expense...........     (16.0)           1.4 (e)        (14.6)         (2.5)(e)           (17.1)
                                 ----------     -----------      ---------     -----------      ---------------
Net Income (Loss)..............    $ 34.4          $(2.1)         $  32.3         $ 4.0             $  36.3
                                  =======       ==========       ========      ==========       ============
Earnings per share (in
  dollars).....................    $ 0.76                                                           $  0.68
                                  =======                                                       ============
Average shares outstanding
  (millions)...................      45.3                                           8.0 (f)            53.3
                                  =======                                      ==========       ============

    The accompanying notes are an integral part of these pro forma condensed financial statements.

                            MONTEREY RESOURCES, INC.

               NOTES TO PRO FORMA CONDENSED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION


     The unaudited pro forma condensed statements of operations of the Company for the nine months ended September 30, 1996 and the year ended December 31, 1995, and the unaudited pro forma condensed balance sheet as of September 30, 1996 (collectively "the Pro Forma Financial Statements") have been prepared from the historical financial statements of the Western Division of Santa Fe Energy Resources, Inc. ("SFR") presented elsewhere in this prospectus. The Pro Forma Financial Statements are based on numerous assumptions and include the adjustments as explained in Note 2 below. The unaudited pro forma condensed statements of operations for the nine months ended September 30, 1996 and the year ended December 31, 1995 have been prepared as if the transactions described below had occurred as of January 1, 1995. The unaudited pro forma condensed balance sheet has been prepared as if the transactions described below had occurred as of September 30, 1996.


     Prior to or concurrently with the consummation of the Offerings, the following transactions will occur: (a) the Company and SFR will enter into a contribution and conveyance agreement (the "Contribution Agreement"), pursuant to which, among other things: (i) SFR will contribute to the Company substantially all of the assets and properties of the Western Division, subject to the retention by SFR of the Production Payment (as defined below) and certain other assets; (ii) SFR will retain a production payment (the "Production Payment") in an aggregate amount not to exceed $30 million, with respect to certain properties in the Midway-Sunset field, which Production Payment will be prepayable in whole or in part without penalty by the Company at any time or from time to time; and (iii) the Company will assume all obligations and liabilities of SFR associated with or allocated to the assets and properties of the Western Division, including $245 million of indebtedness in respect of SFR's 10.23% Series E Notes due 1997, 10.27% Series F Notes due 1998 and 10.61% Series G Notes due 2005 (the "Series E Notes", "Series F Notes" and "Series G Notes", respectively, and the "SFR Senior Notes", collectively); (b) the Company will
(i) use a portion of the net proceeds of the Offerings to repay in full the $70 million aggregate principal amount of the Series E Notes and Series F Notes and accrued and unpaid interest thereon, and to pay a prepayment penalty of approximately $2.5 million thereon and (ii) issue $175 million in aggregate principal amount of its 10.61% Senior Notes due 2005 (the "Company Senior Notes") to holders of the Series G Notes in exchange for the cancellation of such notes, and pay a $1.3 million consent fee in connection therewith; (c) (i) SFR and the Company will enter into a new $75 million revolving credit facility with a group of banks (the "New Credit Facility") and SFR is expected to borrow approximately $16 million thereunder, which will be assumed by the Company in accordance with the Contribution Agreement, and (ii) upon consummation of the Offerings, the Company will repay all such indebtedness outstanding under the New Credit Facility with a portion of the net proceeds of the Offerings; and (d) SFR and the Company will enter into certain intercompany agreements regarding corporate services, taxes, indemnification and certain other matters. The transactions described above, excluding the Offerings, are referred to herein collectively as the "Transactions".


     SFR is retaining the surface rights to approximately 116 acres in Orange County, California (the "Olinda Property"), because such surface rights are currently under contract for sale to a third party. If the sale is concluded with such third party, SFR will be paid a total purchase price of $24 million, comprised of $15.5 million in cash together with a promissory note in the principal amount of $8.5 million which is secured by a lien on the property. Pursuant to the Contribution Agreement, Monterey is obligated to purchase such note from SFR at face value after the close of the sale and will be required to incur approximately $3.5 million in site improvement costs. If the sale of the Olinda Property has not been consummated by August 1, 1997, Monterey is obligated under the terms of the Contribution Agreement to purchase, and SFR is obligated to sell, such surface rights for $23 million in cash.


     In addition to the Offerings and the Transactions described above, SFR has
(a) commenced an offer to purchase for cash (the "SFR Tender Offer") outstanding shares of its Convertible Preferred Stock, 7% Series (the "Convertible Preferred Stock"); and (b) executed a Supplemental Indenture relating to

                            MONTEREY RESOURCES, INC.

its $100 million outstanding principal amount of 11% Senior Subordinated Debentures due 2004 (the "SFR Debentures") pursuant to which certain amendments have been made to the indenture relating to the SFR Debentures to permit the Transactions and the Spin Off (defined herein) to be effected (the "SFR Debenture Amendments").

     The Company intends but is not obligated to prepay the Production Payment in full promptly after the closing of the Offerings.

     The Pro Forma Financial Statements are not necessarily indicative of the current or future financial position or results of operations of the Company had the transfer of the Western Division and offering occurred earlier and such statements should be read in the context of the related historical financial statements and notes thereto appearing elsewhere herein. The pro forma adjustments are based upon currently available information and contain estimates and assumptions. Management believes that the estimates and assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to these estimates and assumptions and are properly applied in the Pro Forma Financial Statements.

(2) PRO FORMA ADJUSTMENTS

     The pro forma adjustments to the financial statements indicated are as set forth below:

    Unaudited Pro Forma Condensed Statement of Operations for the nine months ended September 30, 1996.

     (a) The unaudited pro forma condensed statement of operations does not reflect the following nonrecurring charges which are directly related to the Transactions and the Offerings: (i) $2.5 million ($1.5 million after tax) prepayment penalty related to the retirement of the Series E Notes and the Series F Notes, and (ii) a $1.3 million ($0.8 million after tax) consent fee related to the exchange of the Company Senior Notes for the Series G Notes. Such charges will be reflected as extraordinary items in the Company's Statement of Operations. In addition, the unaudited pro forma condensed statement of operations does not reflect approximately $3.5 million of nonrecurring charges which Monterey will be required to incur related to site improvements at the Olinda Property. See Note (b) to the unaudited pro forma condensed balance sheet as of September 30, 1996, below.


         In February 1996 the Bureau of Land Management of the United States Department of the Interior (which oversees the Company's leases of Federal lands) agreed, effective as of June 1, 1996, to reduce the royalties payable on any Federal lease that produces crude oil with a weighted average gravity of less than 20 degrees API (see the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General"). On a pro forma basis such royalty relief would result in a $3.8 million increase in revenues and a $1.1 million increase in production and operating costs (a $2.7 million increase in income before income taxes and a $1.8 million increase in net income). The effect of such royalty relief is not reflected in the unaudited pro forma condensed statement of operations since the royalty provisions are not permanent, but are subject to periodic review and termination.


     (b) Reflects interest expense with respect to the Production Payment at 8% per annum ($1.8 million) and $16.0 million outstanding under the terms of the New Credit Facility at 7% per annum ($0.8 million).

     (c) Reflects (i) the reversal of $4.8 million of general and administrative expenses allocated to the Western Division by SFR, (ii) $5.8 million of estimated incremental direct and indirect general and administrative expenses associated with the operations of the Company as a stand-alone

                            MONTEREY RESOURCES, INC.

         entity and (iii) the amortization of certain restricted stock awards effective as of the closing of the Offerings ($0.2 million). The estimated general and administrative expenses include additional salaries and benefits, investor reporting and communications, annual costs of computer hardware and telecommunications systems, annual computer software licenses and maintenance, separate insurance and other costs.

     (d) Reflects the reversal of interest expense with respect to the Series E Notes and Series F Notes ($5.4 million) and interest expense related to the $16.0 million outstanding under the New Credit Facility ($0.8 million), both of which will be retired with a portion of the proceeds from the Offerings. Also reflects the reversal of interest expense with respect to the Production Payment ($1.8 million) which will be retired with $30.0 million borrowed under the New Credit Facility and the accrual of interest expense ($1.6 million) with respect to such borrowings. An increase of 0.5% in the effective interest rate with respect to amounts outstanding under the New Credit Facility would result in a $0.1 million increase in pro forma interest expense.

     (e) Reflects the income tax effects of the pro forma adjustments.

     (f) Reflects the issuance of 7.9 million shares of common stock in the Offerings and 74,169 restricted shares effective as of the closing of the Offerings.

     Unaudited Pro Forma Condensed Balance Sheet as of September 30, 1996

     (a) Gives effect to (i) the contribution of the net assets of the Western Division by SFR pursuant to the Contribution Agreement and the assumption of certain Western Division liabilities by SFR; (ii) the $16.0 million liability for amounts drawn on the New Credit Facility and assumed by the Company in accordance with the Contribution Agreement; and (iii) the $30.0 million Production Payment retained by SFR.

         Upon contribution by SFR of the net assets of the Western Division pursuant to the Contribution Agreement and the assumption of certain Western Division liabilities by SFR, the tax basis applicable to the Western Division net assets will increase, and the deferred income tax liability will decrease, as a result of the tax gain recognized by SFR.

     (b) Gives effect to (i) Monterey's purchase of SFR's $8.5 million note receivable on the Olinda Property using borrowings available under the New Credit Facility, and (ii) $3.5 million ($2.1 million, net of related taxes) of site improvement costs that Monterey will be required to incur pursuant to the contract for sale entered into by SFR and a third party relating to the Olinda Property. See "Relationships between the Company and SFR -- Contractual Agreements."

     (c) Gives effect to the receipt by Monterey of $100.4 million in proceeds from the Offerings (consisting of the assumed sale of 7.9 million shares at $14 per share), net of underwriting discounts of $6.6 million and estimated expenses of the Offerings of $3.0 million.

     (d) Gives effect to (i) the retirement of the Series E Notes ($35.0 million) and Series F Notes ($35.0 million) assumed by the Company pursuant to the Contribution Agreement; (ii) the repayment of the $16.0 million outstanding under the New Credit Facility; (iii) the payment of a $2.5 million prepayment penalty ($1.5 million, net of related taxes) related to the retirement of the of the Series E Notes and Series F Notes; and (iv) the payment of a $1.3 million consent fee ($0.8 million, net of related taxes) incurred in the exchange of the Company's Senior Notes for the Series G Notes.

     (e) Reflects the retirement of the Production Payment utilizing $30.0 million in borrowings under the New Credit Facility.

                            MONTEREY RESOURCES, INC.

     (f) Reflects the issuance of 74,169 restricted shares effective as of the closing of the Offerings.

     Unaudited Pro Forma Condensed Statement of Operations for the year ended December 31, 1995

     (a) The unaudited pro forma condensed statement of operations does not reflect the following nonrecurring charges which are directly related to the Transactions and the Offerings: (i) a $2.5 million ($1.5 million after tax) prepayment penalty related to the retirement of the Series E Notes and the Series F Notes, and (ii) a $1.3 million ($0.8 million after tax) consent fee related to the exchange of the Company Senior Notes for the Series G Notes. Such charges will be reflected as extraordinary items in the Company's Statement of Operations. In addition, the unaudited pro forma condensed statement of operations does not reflect approximately $3.5 million of nonrecurring charges which Monterey will be required to incur related to site improvements at the Olinda Property. See Note (b) to the unaudited pro forma condensed balance sheet as of September 30, 1996, above.


         In February 1996 The Bureau of Land Management of the United States Department of the Interior (which oversees the Company's leases of Federal lands) agreed, effective as of June 1, 1996, to reduce the royalties payable on any Federal lease that produces crude oil with a weighted average gravity of less than 20 degrees API (see the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General"). On a pro forma basis such royalty relief would result in a $7.4 million increase in revenues and a $2.0 million increase in production and operating costs (a $5.4 million increase in income before income taxes and a $3.2 million increase in net income). The effect of such royalty relief is not reflected in the unaudited pro forma condensed statement of operations since the royalty relief provisions are not permanent, but are subject to periodic review and termination.


     (b) Reflects interest expense with respect to the Production Payment at 8% ($2.4 million) and $16.0 million outstanding under the terms of the New Credit Facility at 7% ($1.1 million).

     (c) Reflects (i) the reversal of $6.4 million of general and administrative expenses allocated to the Western Division by SFR, (ii) $8.1 million of estimated incremental direct and indirect general and administrative expenses associated with the operations of the Company as a stand-alone entity and (iii) the amortization of certain restricted stock awards effective as of the closing of the Offering ($0.4 million). The estimated general and administrative expenses include additional salaries and benefits, investor reporting and communications, annual costs of computer hardware and telecommunications systems, annual computer software licenses and maintenance, separate insurance and other costs.

     (d) Reflects the reversal of interest expense with respect to the Series E Notes and Series F Notes ($7.2 million) and interest expense associated with $16.0 million outstanding under the terms of the New Credit Facility ($1.1 million), both of which will be retired with a portion of the proceeds of the Offerings. Also reflects the reversal of interest expense with respect to the Production Payment ($2.4 million) which will be retired with $30.0 million borrowed under the New Credit Facility and the accrual of interest expense ($2.1 million) with respect to such borrowing. An increase of 0.5% in the effective interest rate with respect to amounts outstanding under the New Credit Facility would result in a $0.2 million increase in pro forma interest expense.

     (e) Reflects the income tax effects of the pro forma adjustments.

     (f) Reflects the issuance of 7.9 million shares of common stock in the Offerings and 74,166 restricted shares effective as of the closing of the Offerings.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Santa Fe Energy Resources, Inc.

In our opinion, the accompanying balance sheet and the related statements of operations, of cash flows and of division equity present fairly, in all material respects, the financial position of the Western Division of Santa Fe Energy Resources, Inc. at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Houston, Texas
September 17, 1996

              WESTERN DIVISION OF SANTA FE ENERGY RESOURCES, INC.

                            STATEMENT OF OPERATIONS
                            (IN MILLIONS OF DOLLARS)

                                                                   YEAR ENDED DECEMBER 31,
                                                                 ----------------------------
                                                                  1993       1994       1995
                                                                 ------     ------     ------
Revenues
  Crude oil and liquids........................................  $180.2     $173.5     $205.0
  Natural gas..................................................     3.7        1.6        1.9
  Crude oil marketing and trading..............................     2.6        3.3        4.2
  Other........................................................     0.6        0.7        0.2
                                                                 ------     ------     ------
                                                                  187.1      179.1      211.3
                                                                 ------     ------     ------
Costs and Expenses
  Production and operating.....................................   100.3       86.3       85.3
  Exploration, including dry hole costs........................     1.7        1.4        2.3
  Depletion, depreciation and amortization.....................    41.2       32.0       32.4
  Impairment of oil and gas properties.........................    49.1         --         --
  General and administrative...................................     9.2        7.8        7.3
  Taxes (other than income)....................................     8.4        8.7        7.9
  Restructuring charges........................................    11.9        1.1         --
  Loss (gain) on disposition of oil and gas properties.........     0.2       (0.3)        --
                                                                 ------     ------     ------
                                                                  222.0      137.0      135.2
                                                                 ------     ------     ------
Income (Loss) from Operations..................................   (34.9)      42.1       76.1
  Interest income..............................................     0.2         --         --
  Interest expense.............................................   (27.2)     (26.4)     (25.8)
  Interest capitalized.........................................     0.3        0.6        0.7
  Other income (expense).......................................    (0.4)      (0.1)      (0.6)
                                                                 ------     ------     ------
Income (Loss) Before Income Taxes..............................   (62.0)      16.2       50.4
  Income taxes.................................................    26.9       (4.7)     (16.0)
                                                                 ------     ------     ------
Net Income (Loss)..............................................  $(35.1)    $ 11.5     $ 34.4
                                                                 ======     ======     ======

   The accompanying notes are an integral part of these financial statements.

              WESTERN DIVISION OF SANTA FE ENERGY RESOURCES, INC.

                                 BALANCE SHEET
                            (IN MILLIONS OF DOLLARS)

                                                                         AS OF DECEMBER 31,
                                                                        --------------------
                                                                         1994         1995
                                                                        -------      -------
                                ASSETS
Current Assets
  Cash and cash equivalents...........................................  $    --      $    --
  Accounts receivable.................................................     22.6         20.6
  Inventories.........................................................      1.3          1.4
  Other current assets................................................      1.2          0.6
                                                                        -------      -------
                                                                           25.1         22.6
                                                                        -------      -------
Properties and Equipment, at cost
  Oil and gas (on the basis of successful efforts accounting).........    921.1        970.8
  Other...............................................................     20.4         20.0
                                                                        -------      -------
                                                                          941.5        990.8
  Accumulated depletion, depreciation, amortization and impairment....   (591.9)      (623.5)
                                                                        -------      -------
                                                                          349.6        367.3
                                                                        -------      -------
Other Assets..........................................................      1.4          1.4
                                                                        -------      -------
                                                                        $ 376.1      $ 391.3
                                                                        =======      =======
                              LIABILITIES AND DIVISION EQUITY
Current Liabilities
  Accounts payable....................................................  $  11.1      $   8.3
  Interest payable....................................................      6.5          6.4
  Taxes payable.......................................................      3.3          2.0
  Accrued employee benefits...........................................      2.9          2.7
  Other current liabilities...........................................      2.8          1.5
                                                                        -------      -------
                                                                           26.6         20.9
Long-Term Debt........................................................    245.0        245.0
Other Long-Term Obligations...........................................      5.4          5.7
Deferred Income Taxes.................................................     67.0         74.7
Commitments and Contingencies (Note 9)................................       --           --
Division Equity.......................................................     32.1         45.0
                                                                        -------      -------
                                                                        $ 376.1      $ 391.3
                                                                        =======      =======

   The accompanying notes are an integral part of these financial statements.

              WESTERN DIVISION OF SANTA FE ENERGY RESOURCES, INC.

                            STATEMENT OF CASH FLOWS
                            (IN MILLIONS OF DOLLARS)

                                                                   YEAR ENDED DECEMBER 31,
                                                                 ----------------------------
                                                                  1993       1994       1995
                                                                 ------     ------     ------
Operating Activities:
  Net income (loss)............................................. $(35.1)    $ 11.5     $ 34.4
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation, depletion and amortization...................   41.2       32.0       32.4
     Impairment of oil and gas properties.......................   49.1         --         --
     Deferred income taxes......................................  (27.9)       4.7        7.7
     Net loss (gain) on disposition of properties...............    0.2       (0.3)        --
     Exploratory dry hole costs.................................     --         --        1.0
     Restructuring charges......................................   11.3         --         --
     Other......................................................    0.3       (0.1)      (0.2)
     Changes in operating assets and liabilities
       Decrease (increase) in accounts receivable...............    7.2       (5.5)       2.0
       Decrease (increase) in other current assets..............    0.8        0.5        0.5
       Increase (decrease) in interest payable..................   (0.2)        --         --
       Increase (decrease) in accounts payable..................    1.1       (3.5)      (2.8)
       Increase (decrease) in other current liabilities.........    0.1        4.9       (2.8)
       Net change in other assets and liabilities...............   (1.4)       1.3        3.5
                                                                 ------     ------     ------
Net Cash Provided by Operating Activities.......................   46.7       45.5       75.7
                                                                 ------     ------     ------
Investing Activities:
  Capital expenditures, including exploratory dry hole costs....  (37.6)     (27.3)     (52.9)
  Acquisition of producing properties...........................   (8.9)        --       (1.3)
  Proceeds from sales of properties.............................   28.3        9.1         --
                                                                 ------     ------     ------
Net Cash Used in Investing Activities...........................  (18.2)     (18.2)     (54.2)
                                                                 ------     ------     ------
Financing Activities:
  Principal payments on long-term borrowings....................   (5.4)     (12.6)        --
  Dividends to parent...........................................  (23.1)     (14.7)     (21.5)
                                                                 ------     ------     ------
Net Cash Used in Financing Activities...........................  (28.5)     (27.3)     (21.5)
                                                                 ------     ------     ------
Net Increase (Decrease) in Cash and Cash Equivalents............     --         --         --
Cash and Cash Equivalents at Beginning of Period................     --         --         --
                                                                 ------     ------     ------
Cash and Cash Equivalents at End of Period...................... $   --     $   --     $   --
                                                                 ======     ======     ======

   The accompanying notes are an integral part of these financial statements.

              WESTERN DIVISION OF SANTA FE ENERGY RESOURCES, INC.

                          STATEMENT OF DIVISION EQUITY
                            (IN MILLIONS OF DOLLARS)

                                                                   YEAR ENDED DECEMBER 31,
                                                                 ----------------------------
                                                                  1993       1994       1995
                                                                 ------     ------     ------
Balance at beginning of period.................................. $ 93.5     $ 35.3     $ 32.1
Net income (loss)...............................................  (35.1)      11.5       34.4
Dividends to parent.............................................  (23.1)     (14.7)     (21.5)
                                                                 ------     ------     ------
Balance at end of period........................................ $ 35.3     $ 32.1     $ 45.0
                                                                 ======     ======     ======

   The accompanying notes are an integral part of these financial statements.

              WESTERN DIVISION OF SANTA FE ENERGY RESOURCES, INC.

                         NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION AND BASIS OF PRESENTATION

     Monterey Resources, Inc. ("Monterey" or the "Company") was incorporated in August 1996 and is a wholly-owned subsidiary of Santa Fe Energy Resources, Inc. ("SFR") engaged in the production, development and acquisition of oil and natural gas in the State of California. In connection with the organization of Monterey, SFR contributed $461,000 to Monterey in exchange for 1,000 shares of Monterey common stock. At or prior to the closing of the public offering of the Company's common stock (the "Offering"), SFR will contribute to the Company substantially all of the assets and operations of its Western Division, and the Company will assume the obligations and liabilities of SFR related thereto, including $245 million of long-term debt. Such contribution will be effected pursuant to a contribution and conveyance agreement, the effective date for which is expected to be November 1, 1996. SFR is retaining a dollar-denominated production payment (the "Production Payment") on the Midway-Sunset field, pursuant to which SFR has the right to receive net proceeds of production up to a cumulative maximum of $30 million plus interest thereon at a rate of 8% per annum, at which time the Production Payment terminates and the Company will receive and retain all future proceeds of production from such property interest. The Production Payment is prepayable without penalty at any time in whole at the Company's option. SFR and the Company will enter into a new $75 million revolving credit facility with a group of banks and SFR is expected to borrow approximately $16 million thereunder, which will be assumed by the Company in accordance with the Contribution Agreement. In addition, SFR and the Company will enter into certain intercompany agreements regarding corporate services, taxes, indemnification and certain other matters. Upon receipt by the Company of the proceeds of the public offering, such proceeds will be used to repay certain obligations incurred upon SFR's contribution of the assets and operations to the Company.


     Prior to the contribution as described above, the assets of the Company were operated as a division of SFR and the accompanying financial statements reflect such predecessor operations. For the purposes of preparing these financial statements under generally accepted accounting principles, allocations were made from certain SFR income statement and balance sheet accounts. Such allocations are considered reasonable by management and were primarily based on identifiable revenues, operating costs, assets and liabilities. General and administrative expenses represent corporate overhead allocations. If the Company had been a separate, unaffiliated entity, the Company estimates that general and administrative expense would have been higher by $1.2 million, $1.2 million and $2.1 million in 1993, 1994 and 1995, respectively. Certain general and administrative expenses associated with production and exploration operations are included in Production and Operating and Exploration costs in the Statement of Operations. In addition, certain net hedging losses have been allocated to the Company (see Note 9).



     SFR provides cash management services to the Company through a centralized treasury system, and therefore all intercompany accounts are settled daily and no cash or intercompany balances are maintained by the Company. Included in such settlements are corporate overhead allocations which are reflected in the Company's statement of operations as follows: (i) production and operating expense includes $0.9 million in 1993, $3.0 million in 1994 and $1.9 million in 1995; (ii) exploration expense includes $0.3 million in 1993, $0.5 million in 1994 and $0.5 million in 1995; and (iii) general and administrative expense includes $9.1 million in 1993, $7.9 million in 1994 and $6.4 million in 1995. All net cash generated from the Company's operations, after considering revenues and deductions for expenses, capital expenditures and working capital requirements, is deemed to be cash dividends to parent.

              WESTERN DIVISION OF SANTA FE ENERGY RESOURCES, INC.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Oil and Gas Operations

     The Company follows the successful efforts method of accounting for its oil and gas exploration and production activities. Costs (both tangible and intangible) of productive wells and development dry holes, as well as the cost of prospective acreage, are capitalized. The costs of drilling and equipping exploratory wells which do not find proved reserves are expensed upon determination that the well does not justify commercial development. Other exploratory costs, including geological and geophysical costs and delay rentals, are charged to expense as incurred.

     Depletion and depreciation of proved properties are computed on an individual field basis using the unit-of-production method based upon proved oil and gas reserves attributable to the field. Certain other oil and gas properties are depreciated or amortized on a straight-line basis.

     In the fourth quarter of 1995 the Company changed its impairment policy to conform to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". In accordance with the provisions of SFAS No. 121 individual proved properties are reviewed periodically to determine if the carrying value of the property exceeds the expected undiscounted future net revenues from the operation of the property. Based on this review and the continuing evaluation of development plans, economics and other factors, as appropriate, the Company records impairment (additional depletion and depreciation) to the extent that the carrying value of the property exceeds the present value of such expected future net revenues. No impairments were recorded in connection with the adoption of SFAS No. 121. Under its previous policy, which required impairments to be recognized to the extent carrying value exceeded undiscounted future net revenues, the Company recorded impairments of $49.1 million in 1993.

     The Company provides for future abandonment and site restoration costs with respect to certain of its oil and gas properties. The Company estimates that with respect to these properties such future costs total approximately $19.1 million and such amount is being accrued over the expected life of the properties. At December 31, 1995, Accumulated Depletion, Depreciation, Amortization and Impairment includes $4.8 million with respect to such costs.

     The value of undeveloped acreage is aggregated and the portion of such costs estimated to be nonproductive, based on historical experience, is amortized to expense over the average holding period. Additional amortization may be recognized based upon periodic assessment of prospect evaluation results. The cost of properties determined to be productive is transferred to proved properties; the cost of properties determined to be nonproductive is charged to accumulated amortization.

     Maintenance and repairs are expensed as incurred; major renewals and improvements are capitalized. Gains and losses arising from sales of properties are included in income currently.

     The Company's financial statements reflect its proportionate interest in the revenues, costs, expenses and capital with respect to properties in which its ownership is less than 100%.

  Revenue Recognition

     Revenues from the sale of crude oil and liquids produced are generally recognized upon the passage of title (generally when the crude oil and liquids leave the field), net of royalties and net profits interests. Revenues from natural gas production are generally recorded using the entitlement method, net of royalties and net profits interests.

     A portion of the Company's oil sales are hedged. See Note 9 -- Commitments and Contingencies -- Oil Hedging.

              WESTERN DIVISION OF SANTA FE ENERGY RESOURCES, INC.

     Revenues from crude oil marketing and trading represent the margin resulting from such activities. Such amount for 1993 represents sales of crude oil purchased from third parties of $11.1 million less $11.0 million cost of purchases plus $2.5 million marketing margin with respect to sales of crude oil produced from the Company's leases. Such amount for 1994 represents sales of crude oil purchased from third parties of $11.9 million less $11.7 million cost of purchases plus $3.1 million marketing margin with respect to sales of crude oil produced from the Company's leases. Such amount for 1995 represents sales of crude oil purchased from third parties of $6.6 million less $6.5 million cost of purchases plus $4.1 million marketing margin with respect to sales of crude oil produced from the Company's leases.


  Accounts Receivable

     Accounts Receivable relates primarily to sales of oil and gas and amounts due from joint interest partners for expenditures made by the Company on behalf of such partners. The Company reviews the financial condition of potential purchasers and partners prior to signing sales or joint interest agreements.

  Inventories

     Inventories are valued at the lower of cost (average price or first-in, first-out) or market. Crude oil inventories at December 31, 1994 and 1995 were $0.9 million and $0.8 million, respectively, and materials and supplies inventories at such dates were $0.4 million and $0.6 million, respectively.

  Environmental Expenditures

     Environmental expenditures relating to current operations are expensed or capitalized, as appropriate, depending on whether such expenditures provide future economic benefits. Liabilities are recognized when the expenditures are considered probable and can be reasonably estimated. Measurement of liabilities is based on currently enacted laws and regulations, existing technology and undiscounted site-specific costs. Generally, such recognition coincides with the Company's commitment to a formal plan of action.

  Income Taxes

     The Company follows the asset and liability approach to accounting for income taxes. Deferred tax assets and liabilities are determined using the tax rate for the period in which those amounts are expected to be received or paid, based on a scheduling of temporary differences between the tax bases of assets and liabilities and their reported amounts. Under this method of accounting for income taxes, any future changes in income tax rates will affect deferred income tax balances and financial results.

     The taxable income or loss of the Company is included in the consolidated income tax returns filed by SFR. Payments of taxes currently due are included in settlements with the parent. Income tax obligations reflected in these financial statements are calculated assuming the Company files a separate income tax return.

  Use of Estimates

     The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities and the periods in which certain items of revenue and expense are included. Actual results may differ from such estimates.

              WESTERN DIVISION OF SANTA FE ENERGY RESOURCES, INC.

  Earnings Per Share

     Earnings per share has been omitted from the statement of operations because the Company was not a separate entity with its own capital structure until September 1996.

(3) FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No. 107 "Disclosure About Fair Value of Financial Instruments" requires the disclosure, to the extent practicable, of the fair value of financial instruments which are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences, if any, of realization or settlement. The following table reflects the financial instruments for which the fair value differs from the carrying amount of such financial instrument in the Company's December 31, 1994 and 1995 balance sheets (in millions of dollars):

                                                     1994                        1995
                                            ----------------------      ----------------------
                                            CARRYING        FAIR        CARRYING        FAIR
                                             AMOUNT        VALUE         AMOUNT        VALUE
                                            --------      --------      --------      --------
        Long-Term Debt...................     245.0          239.7        245.0          267.9

     The fair value of the Company's long-term debt is based upon current borrowing rates available for financings with similar terms and maturities.

(4) CORPORATE RESTRUCTURING PROGRAM

     In the fourth quarter of 1993 SFR adopted a corporate restructuring program which included, among other things, (i) the concentration of capital spending in SFR's core operating areas (one of which is the San Joaquin Valley of California); (ii) the disposition of non-core assets; and (iii) an evaluation of SFR's cost structures. As a result of the program, certain of the Company's producing properties were sold to Vintage Petroleum, Inc. ("Vintage") and the Company's salaried work force was reduced.

     In implementing the corporate restructuring program, the Company recorded restructuring charges of $11.9 million in 1993, comprised of losses on property dispositions of $11.3 million and accruals for certain personnel benefits and related costs of $0.6 million. In the first quarter of 1994 the Company recorded additional restructuring charges of $1.1 million comprised of severance, benefits and relocation expenses associated with the cost reduction program.

     Sale to Vintage. In the fourth quarter of 1993 producing properties were sold to Vintage for net proceeds totaling $34.9 million in cash, $26.2 million of which was collected in 1993. The Company's income from operations for 1993 includes $2.7 million attributable to the assets sold to Vintage.

(5) CASH FLOWS

     The Company made interest payments of $27.4 million, $26.3 million and $25.8 million in 1993, 1994 and 1995, respectively.

(6) FINANCING AND DEBT


     Long-term debt outstanding at December 31, 1994 and 1995 of $245.0 million (which matures $35.0 million in 1997 (Series E Senior Notes), $35.0 million in 1998 (Series F Senior Notes) and $25.0 million per year in 1998 through 2005 (Series G Senior Notes)) represents unsecured outstanding indebtedness of SFR to be assumed by the Company at or prior to the closing of the Offerings. Such debt bears interest as follows: Series E -- 10.23%; Series F -- 10.27% and Series
G -- 10.61%. The Note

              WESTERN DIVISION OF SANTA FE ENERGY RESOURCES, INC.

Agreement with respect to such indebtedness includes covenants which among other things restrict the payment of dividends and the incurrence of additional indebtedness.

     In 1994 the Company retired the $12.6 million outstanding balance of a term loan which the Company had incurred in 1991 in connection with the purchase of certain producing properties.

(7) SEGMENT INFORMATION

     The principal business of the Company consists of the acquisition, exploration and development of oil and gas properties and the production and sale of crude oil and liquids and natural gas. All such operations are located in the United States.

     Crude oil and liquids accounted for more than 96% of revenues in 1993, 1994 and 1995. The following table (which, with respect to certain properties, includes royalty and working interest owners' share of production) reflects sales to crude oil purchasers who accounted for more than 10% of the Company's crude oil and liquids revenues (in millions of dollars):

                                                                     YEAR ENDED DECEMBER 31,
                                                                     -----------------------
                                                                       1993    1994    1995
                                                                       ----    ----    ----
    Celeron Corporation..............................................   28      31      28
    Shell Oil Company................................................   31      42      44

(8) PENSION AND OTHER EMPLOYEE BENEFIT PLANS

  Pension Plans

     The Company sponsors a pension plan covering certain hourly-rated employees in California (the "Hourly Plan"). The Hourly Plan provides benefits that are based on a stated amount for each year of service. The Company annually contributes amounts which are actuarially determined to provide the Hourly Plan with sufficient assets to meet future benefit payment requirements.

     The following table sets forth the funded status of the Hourly Plan at December 31, 1994 and 1995 (in millions of dollars):

                                                                           1994     1995
                                                                           ----     -----
    Plan assets at fair value, primarily invested in fixed-rate
      securities.........................................................   7.5       8.7
    Actuarial present value of projected benefit obligations
      Accumulated benefit obligations
         Vested..........................................................  (9.3)    (10.4)
         Nonvested.......................................................  (0.3)     (0.4)
                                                                           -----     ----
    Excess of projected benefit obligation over plan assets..............  (2.1)     (2.1)
    Unrecognized net (gain) loss from past experience different from that
      assumed and effects of changes in assumptions......................  (0.4)     (0.3)
    Unrecognized prior service cost......................................   0.5       0.4
    Unrecognized net obligation..........................................   1.3       1.2
    Additional minimum liability.........................................  (1.3)     (1.3)
                                                                           -----     ----
    Accrued pension liability............................................  (2.0)     (2.1)
                                                                           =====     ====
    Major assumptions at year-end
      Discount rate......................................................  8.25%     7.50%
      Expected long-term rate of return on plan assets...................  8.50%     8.50%

              WESTERN DIVISION OF SANTA FE ENERGY RESOURCES, INC.

     The following table sets forth the components of pension expense for the Hourly Plan for 1993, 1994 and 1995 (in millions of dollars):

                                                                    YEAR ENDED DECEMBER 31,
                                                                    -----------------------
                                                                    1993     1994     1995
                                                                    ----     ----     ----
    Service cost..................................................   0.2      0.2      0.2
    Interest cost.................................................   0.7      0.8      0.8
    Return on plan assets.........................................  (0.8)    (0.4)    (1.4)
    Net amortization and deferral.................................   0.4       --      0.9
                                                                    ----     ----     ----
                                                                     0.5      0.6      0.5
                                                                    ====     ====     ====

     SFR has a defined benefit retirement plan (the "SFR Plan") covering substantially all salaried employees not covered by collective bargaining agreements and a nonqualified supplemental retirement plan (the "Supplemental Plan"). The Supplemental Plan will pay benefits to participants in the SFR Plan in those instances where the SFR Plan formula produces a benefit in excess of limits established by ERISA and the Tax Reform Act of 1986. Benefits payable under the SFR Plan are based on years of service and compensation during the five highest paid years of service during the ten years immediately preceding retirement. SFR's funding policy is to contribute annually not less than the minimum required by ERISA and not more than the maximum amount deductible for income tax purposes. The Company has been allocated its proportionate share of the expense associated with such plans. The Company's share of such expenses totaled $0.2 million, $0.2 million and $0.2 million in 1993, 1994 and 1995, respectively.

  Postretirement Benefits Other Than Pensions

     SFR provides healthcare and life insurance benefits for substantially all employees who retire under the provisions of a SFR-sponsored retirement plan and their dependents. Participation in the plans is voluntary and requires a monthly contribution by the employee. Effective January 1, 1993 SFR adopted the provisions of SFAS No. 106 -- "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Statement requires the accrual, during the years the employee renders service, of the expected cost of providing postretirement benefits to the employee and the employee's beneficiaries and covered dependents. The Company has been allocated its proportionate share of SFR's expense with respect to such benefits. The Company's share of such expense totaled $0.2 million in 1993 and $0.1 million in each of the years 1994 and 1995.

  Savings Plan

     SFR has a savings plan available to substantially all salaried employees and intended to qualify as a deferred compensation plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). SFR will match employee contributions for an amount up to 4% of each employee's base salary. In addition, if at the end of each fiscal year SFR's performance for such year has exceeded certain predetermined criteria, each participant will receive an additional matching contribution equal to 50% of the regular matching contribution. The Company has been allocated its proportionate share of contributions to the 401(k) Plan, which are charged to expense. The Company's share of such contributions totaled $0.3 million in 1993 and $0.2 million in each of the years 1994 and 1995.

              WESTERN DIVISION OF SANTA FE ENERGY RESOURCES, INC.

(9) COMMITMENTS AND CONTINGENCIES

  Oil Hedging

     From time to time SFR hedges a portion of its oil sales to provide a certain minimum level of cash flow from its sales of oil and gas. While the hedges are generally intended to reduce SFR's exposure to declines in market price, SFR's gain from increases in market price may be limited. SFR uses various financial instruments whereby monthly settlements are based on differences between the prices specified in the instruments and the settlement prices of certain futures contracts quoted on the New York Mercantile Exchange ("NYMEX") or certain other indices. Generally, in instances where the applicable settlement price is less than the price specified in the contract, SFR receives a settlement based on the difference; in instances where the applicable settlement price is higher than the specified price, SFR pays an amount based on the difference. The instruments utilized by SFR differ from futures contracts in that there is no contractual obligation which requires or allows for the future delivery of the product. Gains or losses on hedging activities are recognized in oil and gas revenues in the period in which the hedged production is sold.

     SFR's hedging program in 1995 has been to hedge the price of its light oil production. In certain months when a favorable price could be obtained, heavy oil quantities (i.e., quantities in excess of light oil production) were hedged. The allocation of hedging gains and losses to the Western Division during this period has been calculated on the basis of its light oil production and its heavy oil hedges as determined above. During 1995 such hedges resulted in a $0.1 million reduction in the Company's revenues.


     At December 31, 1995 SFR had open crude hedges on (i) an average of 15,000 barrels per day for the period January to April 1996 at an average NYMEX WTI price of $18.52 per barrel and (ii) provided that the NYMEX WTI price is greater than $16.80 per barrel, up to an additional 15,000 barrels per day for the period January through March 1996 at an average NYMEX WTI price of $18.65 per barrel. The "approximate break-even price" (the average of the daily settlement prices which result in no settlement being due to or from SFR) with respect to all such contracts is approximately $18.56 per barrel. The Company will be allocated hedging gains or losses with respect to such contracts.


     In addition to its oil sales hedges, for the first six months of 1996 SFR has hedged 20 MMcf per day of the natural gas it purchases for use in steam generation operations in the San Joaquin Valley of California. Monthly settlements are based on the difference between the settlement price quoted on the NYMEX and the index price for San Juan Basin natural gas. Gains or losses are recognized in production and operating costs in the period in which the hedged gas is consumed in operations. All such gains and losses are allocated to the Company.

  Environmental Regulation

     Federal, state and local laws and regulations relating to environmental quality control affect the Company in all of its oil and gas operations. Set forth below are descriptions of three sites for which the Company has been identified as a potentially responsible party ("PRP") and for which the Company may be held jointly and severally liable with other PRPs.

     The Company has been identified as one of over 250 PRPs at a superfund site in Los Angeles County, California. The site was operated by a third party as a waste disposal facility from 1948 until 1983. The Environmental Protection Agency ("EPA") is requiring the PRPs to undertake remediation of the site in several phases, which include site monitoring and leachate control, gas control and final remediation. In 1989 the EPA and a group of PRPs that includes the Company entered into a consent decree covering the site monitoring and leachate control phases of remediation. The Company was a member of the group Coalition Undertaking Remediation Efforts ("CURE") which was responsible for

              WESTERN DIVISION OF SANTA FE ENERGY RESOURCES, INC.

constructing and operating the leachate treatment plant. This phase is now complete and the Company's share of costs with respect to this phase was $1.6 million ($0.9 million after recoveries from working interest participants in the unit in which the wastes were generated). Another consent decree provides for the predesign, design and construction of a gas plant to harness and market methane gas emissions. The Company is a member of the New CURE group which is responsible for the gas plant construction and operation and landfill cover. Currently, New CURE is in the design stage of the gas plant. The Company's share of costs of this phase is expected to be $1.7 million and such costs have been provided for in the financial statements. Another consent decree has been entered into allowing for the settlement of the pending lawsuits against the municipalities and transporters not named by the EPA. The settlement payment by such municipalities and transporters totals approximately $70.0 million of which approximately $52.0 million will be credited against future expenses. The Company cannot currently estimate the cost of any subsequent phases of work or final remediation which may be required by the EPA. The Company has entered into a Joint Defense Agreement with the other PRPs to defend against a lawsuit filed in September 1994 by ninety-five homeowners alleging, among other things, nuisance, trespass, strict liability and infliction of emotional distress. At this stage of the lawsuit the Company is not able to estimate costs or potential liability.

     In April 1994 the Company received a request from the EPA for information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and a letter ordering the Company and seven other PRPs to negotiate with the EPA regarding implementation of a remedial plan for a site located in Santa Fe Springs, California. The Company owned the property on which the site is located from 1921 to 1932. During that time the property was leased to another company and in 1932 the property was sold to that company. During the time the other company leased or owned the property, hazardous wastes were allegedly disposed at the site. Total past and future costs for remediation are estimated to be approximately $8.0 million. The Company filed its response to the Section 104(e) order setting forth its position and defenses based on the fact that the other company was the lessee and operator of the site during the time the Company was the owner of the property. However, the Company has also given its Notice of Intent to comply with the EPA's order to prepare a remediation design plan. Efforts are underway to identify additional PRP's. The cost of the remediation design plan is estimated to be $1.0 million and the Company has provided for such costs in the financial statements, assuming that the costs will be equally divided among the eight PRPs.

     In 1995 the Company and twelve other companies received notice that they have been identified as PRPs by the California Department of Toxic Substances Control (the "DTSC") as having generated and/or transported hazardous waste to the Environmental Protection Corporation ("EPC") Eastside Landfill during its fourteen-year operation from 1971 to 1985. EPC has since liquidated all assets and placed the proceeds in trust for closure and post-closure activities. However, these monies will not be sufficient to close the site. The PRPs have entered into an enforceable agreement with the DTSC to characterize the contamination at the site and prepare a focused remedial investigation and feasibility study. The DTSC has agreed to implement reasonable measures to bring new PRPs into the agreement. The DTSC will address subsequent phases of the cleanup, including remedial design and implementation in a separate order agreement. The cost of the remedial investigation and feasibility study is estimated to be $1.0 million and the Company has provided for such costs in the financial statements assuming that the costs will be divided equally among the thirteen PRP's. The costs of subsequent phases cannot be estimated until the remedial investigation and feasibility study is completed.

  Operating Leases

     The Company has noncancellable agreements with terms ranging from one to six years to lease office space and equipment. Minimum rental payments due under the terms of these agreements are: 1996 -- $0.8 million, 1997 -- $0.8 million, 1998 -- $0.8 million, 1999 -- $0.7 million, 2000 -- $0.7 mil-

              WESTERN DIVISION OF SANTA FE ENERGY RESOURCES, INC.

lion and $0.8 million thereafter. Rental payments made under the terms of noncancellable agreements totaled $0.8 million in 1993, $0.9 million in 1994 and $0.8 million in 1995.

  Other Matters

     The Company has certain long-term contracts ranging up to twelve years for the supply and transportation of approximately 20 million cubic feet per day of natural gas to the Company's operations in Kern County, California. In the aggregate, these contracts involve a minimum commitment on the part of the Company of approximately $10.2 million per year (based on prices equal to 102% of the applicable index and transportation charges in effect for December 1995).

     There are other claims and actions, including certain other environmental matters, pending against the Company. While the outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the business, financial condition, liquidity or results of operations of the Company.

(10) INCOME TAXES

     The Company's income tax expense (benefit) for the years ended December 31, 1993, 1994 and 1995 consisted of (in million of dollars):

                                                                   1993      1994     1995
                                                                   -----     ----     ----
    Current
      U.S. federal................................................    --      --       5.0
      State.......................................................   1.0      --       3.3
                                                                    ----     ---      -----
                                                                     1.0      --       8.3
                                                                    ----     ---      -----
    Deferred
      U.S. federal................................................ (22.5)    3.0       6.4
      U.S. federal tax rate change................................   1.5      --        --
      State.......................................................  (6.9)    1.7       1.3
                                                                    ----     ---      -----
                                                                   (27.9)    4.7       7.7
                                                                    ----     ---      -----
                                                                   (26.9)    4.7      16.0
                                                                    ====     ===      =====

     The Company's deferred income tax liabilities (assets) at December 31, 1994 and 1995 are composed of the following differences between financial and tax reporting (in millions of dollars):

                                                                          1994      1995
                                                                          -----     -----
    Capitalized costs and write-offs.....................................  67.2      72.4
    State deferred liability.............................................  15.7      17.0
                                                                          -----     -----
    Gross deferred liabilities...........................................  82.9      89.4
                                                                          -----     -----
    Accruals not currently deductible for tax purposes...................  (7.1)     (7.3)
    EOR credit carryforwards.............................................  (6.0)     (4.6)
    AMT credit carryforwards.............................................  (2.8)     (2.8)
                                                                          -----     -----
    Gross deferred assets................................................ (15.9)    (14.7)
                                                                          -----     -----
    Deferred tax liability...............................................  67.0      74.7
                                                                          =====     =====

              WESTERN DIVISION OF SANTA FE ENERGY RESOURCES, INC.

     A reconciliation of the Company's U.S. income tax expense (benefit) computed by applying the statutory U.S. federal income tax rate to the Company's income (loss) before income taxes for the years ended December 31, 1993, 1994 and 1995 is presented in the following table (in millions of dollars):

                                                                  1993      1994     1995
                                                                  -----     ----     -----
    U.S. federal income taxes (benefit) at statutory rate........ (21.7)     5.7      17.6
    Increase (reduction) resulting from:
      State income taxes, net of federal effect..................  (3.9)     1.1       3.0
      Effect of increase in statutory rate on deferred taxes.....   1.5       --        --
      Enhanced oil recovery credit...............................  (3.0)    (2.5)     (4.2)
      Permanent differences......................................  (0.2)    (0.2)     (0.2)
      Other......................................................   0.4      0.6      (0.2)
                                                                   ----     ----     -----
                                                                  (26.9)     4.7      16.0
                                                                   ====     ====     =====

     The Company increased its deferred tax liability in 1993 as a result of legislation enacted during 1993 increasing the corporate tax rate from 34% to 35% commencing in 1993.

              WESTERN DIVISION OF SANTA FE ENERGY RESOURCES, INC.

                          SUPPLEMENTAL INFORMATION TO
                        FINANCIAL STATEMENTS (UNAUDITED)

OIL AND GAS RESERVES AND RELATED FINANCIAL DATA

     Information with respect to the Company's oil and gas producing activities, all of which are located in the United States, is presented in the following tables. Reserve quantities as well as certain information regarding future production and discounted cash flows were determined by independent petroleum consultants, Ryder Scott Company.

  Oil and Gas Reserves

     The following table sets forth the Company's net proved oil and gas reserves at December 31, 1992, 1993, 1994 and 1995 and the changes in net proved oil and gas reserves for the years ended December 31, 1993, 1994 and 1995.

                                                                      CRUDE OIL      NATURAL
                                                                     AND LIQUIDS       GAS
                                                                      (MMBBLS)        (BCF)
                                                                     -----------     -------
    Proved reserves at December 31, 1992...........................     190.3          18.8
      Revisions to previous estimates..............................     (14.4)          0.3
      Improved recovery techniques.................................      26.7            --
      Purchases of minerals-in-place...............................       1.3           0.4
      Sales of minerals-in-place...................................      (4.8)         (5.4)
      Production...................................................     (15.5)         (2.3)
                                                                        -----          ----
    Proved reserves at December 31, 1993...........................     183.6          11.8
      Revisions of previous estimates..............................       9.9           2.9
      Improved recovery techniques.................................      12.6            --
      Purchases of minerals-in-place...............................       0.2           0.1
      Production...................................................     (15.1)         (1.4)
                                                                        -----          ----
    Proved reserves at December 31, 1994...........................     191.2          13.4
      Revisions of previous estimates..............................       9.7           0.9
      Improved recovery techniques.................................      13.7            --
      Purchases of minerals-in-place...............................       0.1            --
      Production...................................................     (15.2)         (1.9)
                                                                        -----          ----
    Proved reserves at December 31, 1995...........................     199.5          12.4
                                                                        =====          ====

                                                                      CRUDE OIL      NATURAL
                                                                     AND LIQUIDS       GAS
                                                                      (MMBBLS)        (BCF)
                                                                     -----------     -------
    Proved developed reserves at December 31
      1992.........................................................     154.3          14.5
      1993.........................................................     140.8           9.0
      1994.........................................................     140.2           9.4
      1995.........................................................     157.1           9.2

     Proved reserves are estimated quantities of crude oil and natural gas which geological and engineering data indicate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves which can be expected to be recovered through existing wells with existing equipment and operating methods.

              WESTERN DIVISION OF SANTA FE ENERGY RESOURCES, INC.

                          SUPPLEMENTAL INFORMATION TO
                FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

  Estimated Present Value of Future Net Cash Flows

     Estimated future net cash flows from the Company's proved oil and gas reserves at December 31, 1993, 1994 and 1995 are presented in the following table (in millions of dollars, except as noted):

                                                       1993          1994          1995
                                                     ---------     ---------     ---------
    Future cash inflows............................    1,569.9       2,428.5       2,763.0
    Future production costs........................   (1,133.4)     (1,219.9)     (1,383.6)
    Future development costs.......................     (126.6)       (167.9)       (170.0)
    Future income tax expenses.....................      (44.9)       (352.7)       (421.5)
                                                     ---------     ---------     ---------
      Net future cash flows........................      265.0         688.0         787.9
    Discount at 10% for timing of cash flows.......     (122.0)       (321.9)       (361.5)
                                                     ---------     ---------     ---------
    Present value of future net cash flows from
      proved reserves (standardized measure).......      143.0         366.1         426.4
                                                     =========     =========     =========
    Present value of pretax future net cash flows
      from proved reserves.........................      167.1         553.8         654.4
                                                     =========     =========     =========
    Average sales prices
      Oil ($/Barrel)...............................       8.44         12.62         13.78
      Natural gas ($/Mcf)..........................       1.64          1.07          0.98

     The following table sets forth the changes in the present value of estimated future net cash flows from proved reserves during 1993, 1994 and 1995 (in millions of dollars):

                                                       1993          1994          1995
                                                     ---------     ---------     ---------
    Balance at beginning of year...................      275.4         143.0         366.1
                                                     ---------     ---------     ---------
    Increase (decrease) due to:
      Sales of oil and gas, net of production
         costs.....................................      (79.6)        (85.2)       (119.2)
      Net changes in prices and production costs...     (212.7)        405.5          89.9
      Extensions, discoveries and improved
         recovery..................................       46.3          25.6          39.6
      Purchases of minerals-in-place...............        1.0           0.6           0.8
      Sales of minerals-in-place...................      (24.9)           --            --
      Development costs incurred...................       41.8          22.7          49.1
      Changes in estimated volumes.................       (3.2)         20.1           8.8
      Changes in estimated development costs.......        1.6         (22.7)        (24.8)
      Interest factor -- accretion of discount.....       13.6          20.0          56.5
      Income taxes.................................       83.7        (163.5)        (40.4)
                                                     ---------     ---------     ---------
                                                        (132.4)        223.1          60.3
                                                     ---------     ---------     ---------
                                                         143.0         366.1         426.4
                                                     =========     =========     =========

     Estimated future cash flows represent an estimate of future net cash flows from the production of proved reserves using estimated sales prices and estimates of the production costs, ad valorem and production taxes, and future development costs necessary to produce such reserves. No deduction has been made for depletion, depreciation or any indirect costs such as general corporate overhead or interest expense.

     The sales prices used in the calculation of estimated future net cash flows are based on the prices in effect at year end. Such prices have been held constant except for known and determinable escalations.

              WESTERN DIVISION OF SANTA FE ENERGY RESOURCES, INC.

                          SUPPLEMENTAL INFORMATION TO
                FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

     Operating costs and ad valorem and production taxes are estimated based on current costs with respect to producing oil and gas properties. Future development costs are based on the best estimate of such costs assuming current economic and operating conditions.

     Income tax expense is computed based on applying the appropriate statutory tax rate to the excess of future cash inflows less future production and development costs over the current tax basis of the properties involved. While applicable investment tax credits and other permanent differences are considered in computing taxes, no recognition is given to tax benefits applicable to future exploration costs or the activities of the Company that are unrelated to oil and gas producing activities.

     The information presented with respect to estimated future net revenues and cash flows and the present value thereof is not intended to represent the fair value of oil and gas reserves. Actual future sales prices and production and development costs may vary significantly from those in effect at year-end and actual future production may not occur in the periods or amounts projected. This information is presented to allow a reasonable comparison of reserve values prepared using standardized measurement criteria and should be used only for that purpose.

  Costs Incurred in Oil and Gas Producing Activities

     The following table includes all costs incurred, whether capitalized or charged to expense at the time incurred (in millions of dollars):

                                                                      1993    1994    1995
                                                                      ----    ----    ----
    Property acquisition costs
      Unproved......................................................    --      --     0.1
      Proved........................................................   3.6      --     1.3
    Exploration costs...............................................   1.7     1.4     2.5
    Development costs...............................................  38.2    22.7    47.8
    Other...........................................................   0.1      --      --
                                                                      ----    ----    ----
                                                                      43.6    24.1    51.7
                                                                      ====    ====    ====

  Capitalized Costs Related to Oil and Gas Producing Activities

     The following table sets forth information concerning capitalized costs at December 31, 1994 and 1995 related to the Company's oil and gas operations (in millions of dollars):

                                                                        1994       1995
                                                                       ------     ------
    Oil and gas properties
      Unproved.......................................................     0.3        0.4
      Proved.........................................................   911.1      960.7
      Other..........................................................     9.7        9.7
    Accumulated amortization of unproved properties..................    (0.1)      (0.1)
    Accumulated depletion, depreciation and impairment of proved
      properties.....................................................  (582.7)    (614.8)
    Accumulated depreciation of other oil and gas properties.........    (3.0)      (3.4)
                                                                       ------     ------
                                                                        335.3      352.5
                                                                       ======     ======

              WESTERN DIVISION OF SANTA FE ENERGY RESOURCES, INC.

                          SUPPLEMENTAL INFORMATION TO
                FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

  Results of Operations From Oil and Gas Producing Activities

     The following table sets forth the Company's results of operations from oil and gas producing activities for the years ended December 31, 1993, 1994 and 1995 (in millions of dollars):

                                                                  1993     1994     1995
                                                                 ------    -----    -----
    Revenues...................................................   187.1    179.1    211.3
    Production costs:
      Production and operating costs...........................  (100.3)   (86.3)   (85.3)
      Taxes (other than income)................................    (7.2)    (7.6)    (6.8)
    Exploration, including dry hole costs......................    (1.7)    (1.4)    (2.3)
    Depletion, depreciation and amortization...................   (40.3)   (31.1)   (31.1)
    Impairment of oil and gas properties.......................   (49.1)      --       --
    Restructuring charges......................................   (11.9)    (1.1)      --
    Gain (loss) on disposition of properties...................    (0.2)     0.3       --
                                                                  -----    -----    ------
                                                                  (23.6)    51.9     85.8
    Income taxes...............................................     9.7    (21.2)   (35.1)
                                                                  -----    -----    ------
                                                                  (13.9)    30.7     50.7
                                                                  =====    =====    ======

     Income taxes are computed by applying the appropriate statutory rate to the results of operations before income taxes. Applicable tax credits and allowances related to oil and gas producing activities have been taken into account in computing income tax expenses. No deduction has been made for indirect cost such as corporate overhead or interest expense.

              WESTERN DIVISION OF SANTA FE ENERGY RESOURCES, INC.

                            STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                            (IN MILLIONS OF DOLLARS)


                                                                         NINE MONTHS ENDED
                                                                           SEPTEMBER 30,
                                                                       ---------------------
                                                                        1995           1996
                                                                       ------         ------
Revenues
  Sales of crude oil and liquids produced............................  $154.7         $189.7
  Sales of crude oil purchased.......................................      --           21.6
  Sales of natural gas produced......................................     1.5            1.0
  Crude oil marketing and trading....................................     2.9            2.5
  Other..............................................................     0.2             --
                                                                       ------         ------
                                                                        159.3          214.8
                                                                       ------         ------
Costs and Expenses
  Production and operating...........................................    63.2           76.7
  Cost of crude oil purchased........................................      --           21.4
  Exploration, including dry hole costs..............................     2.0            1.2
  Depletion, depreciation and amortization...........................    23.7           27.9
  General and administrative.........................................     5.4            5.8
  Taxes (other than income)..........................................     6.7            6.8
                                                                       ------         ------
                                                                        101.0          139.8
                                                                       ------         ------
Income from Operations...............................................    58.3           75.0
  Interest expense...................................................   (19.3)         (19.3)
  Interest capitalized...............................................     0.5            0.9
  Other expense......................................................    (0.6)            --
                                                                       ------         ------
Income Before Income Taxes...........................................    38.9           56.6
  Income taxes.......................................................   (12.5)         (20.6)
                                                                       ------         ------
Net Income...........................................................  $ 26.4         $ 36.0
                                                                       ======         ======


   The accompanying notes are an integral part of these financial statements.

              WESTERN DIVISION OF SANTA FE ENERGY RESOURCES, INC.

                                 BALANCE SHEET
                            (IN MILLIONS OF DOLLARS)

                                                                           SEPTEMBER 30, 1996
                                                         DECEMBER 31,   ------------------------
                                                             1995       HISTORICAL   PRO FORMA
                                                         ------------   ---------   ------------
                                                                                      (NOTE 2)
                                                                              (UNAUDITED)
                        ASSETS
Current Assets
  Cash and cash equivalents...........................     $     --     $     --      $     --
  Accounts receivable.................................         20.6         40.4          40.4
  Note receivable.....................................           --           --           8.5
  Inventories.........................................          1.4          2.0           2.0
  Other current assets................................          0.6          0.8           0.8
                                                            -------     --------      --------
                                                               22.6         43.2          51.7
                                                            -------     --------      --------
Properties and Equipment, at cost
  Oil and gas (on the basis of successful efforts
     accounting)......................................        970.8      1,004.9       1,004.9
  Other...............................................         20.0         21.2          21.2
                                                            -------     --------      --------
                                                              990.8      1,026.1       1,026.1
  Accumulated depletion, depreciation, amortization
     and impairment...................................       (623.5)      (647.1 )      (647.1)
                                                            -------     --------      --------
                                                              367.3        379.0         379.0
                                                            -------     --------      --------
  Other Assets........................................          1.4          1.5           1.5
                                                            -------     --------      --------
                                                           $  391.3     $  423.7      $  432.2
                                                            =======     ========      ========
           LIABILITIES AND DIVISION EQUITY
Current Liabilities
  Accounts payable....................................     $    8.3     $   21.1      $   24.6
  Current maturities of long-term debt................           --         35.0          35.0
  Production payment payable..........................           --           --          30.0
  Interest payable....................................          6.4           --            --
  Taxes payable.......................................          2.0          5.1           5.1
  Accrued employee benefits...........................          2.7          1.9           1.2
  Other current liabilities...........................          1.5          2.0           2.0
                                                            -------     --------      --------
                                                               20.9         65.1          97.9
Long-Term Debt........................................        245.0        210.0         234.5
Long-Term Obligations.................................          5.7          6.5           4.1
Deferred Income Taxes.................................         74.7         82.3          56.7
Commitments and Contingencies (Note 3)................           --           --            --
Division Equity.......................................         45.0         59.8          39.0
                                                            -------     --------      --------
                                                           $  391.3     $  423.7      $  432.2
                                                            =======     ========      ========


   The accompanying notes are an integral part of these financial statements.

              WESTERN DIVISION OF SANTA FE ENERGY RESOURCES, INC.

                            STATEMENT OF CASH FLOWS
                                  (UNAUDITED)
                            (IN MILLIONS OF DOLLARS)

                                                                         NINE MONTHS ENDED
                                                                           SEPTEMBER 30,
                                                                       ---------------------
                                                                        1995           1996
                                                                       ------         ------
Operating Activities:
  Net income.........................................................  $ 26.4         $ 36.0
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation, depletion and amortization........................    23.7           27.9
     Deferred income taxes...........................................     6.0            7.6
     Exploratory dry hole costs......................................     1.0            0.3
     Other...........................................................    (0.1)          (0.1)
     Changes in operating assets and liabilities
       Decrease (increase) in accounts receivable....................     1.3          (19.8)
       Decrease (increase) in other current assets...................     0.2           (0.5)
       Increase (decrease) in accounts payable.......................     0.7           12.5
       Increase (decrease) in other current liabilities..............     6.4           (3.6)
       Net change in other assets and liabilities....................     5.1            1.4
                                                                       ------         ------
Net Cash Provided by Operating Activities............................    70.7           61.7
                                                                       ------         ------
Investing Activities:
  Capital expenditures, including exploratory dry hole costs.........   (45.2)         (37.8)
  Acquisition of producing properties................................    (1.3)          (2.8)
  Proceeds from sales of properties..................................      --            0.1
                                                                       ------         ------
Net Cash Used in Investing Activities................................   (46.5)         (40.5)
                                                                       ------         ------
Financing Activities:
  Dividends to parent................................................   (24.2)         (21.2)
                                                                       ------         ------
Net Cash Used in Financing Activities................................   (24.2)         (21.2)
                                                                       ------         ------
Net Increase (Decrease) in Cash and Cash Equivalents.................      --             --
Cash and Cash Equivalents at Beginning of Period.....................      --             --
                                                                       ------         ------
Cash and Cash Equivalents at End of Period...........................  $   --         $   --
                                                                       ======         ======

   The accompanying notes are an integral part of these financial statements.

              WESTERN DIVISION OF SANTA FE ENERGY RESOURCES, INC.

                          STATEMENT OF DIVISION EQUITY
                                  (UNAUDITED)
                            (IN MILLIONS OF DOLLARS)

                                                                          NINE MONTHS ENDED
                                                                            SEPTEMBER 30,
                                                                         --------------------
                                                                         1995           1996
                                                                         -----         ------
Balance at beginning of period........................................   $32.1         $ 45.0
Net income............................................................    26.4           36.0
Dividends to parent...................................................   (24.2)         (21.2)
                                                                         ------         -----
Balance at end of period..............................................   $34.3         $ 59.8
                                                                         ======         =====

   The accompanying notes are an integral part of these financial statements.

              WESTERN DIVISION OF SANTA FE ENERGY RESOURCES, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                  (UNAUDITED)

(1) ORGANIZATION AND BASIS OF PRESENTATION

     Monterey Resources, Inc. ("Monterey") was incorporated in August 1996 and is a wholly-owned subsidiary of Santa Fe Energy Resources, Inc. ("SFR") engaged in the production, development and acquisition of oil and natural gas in the State of California. At or prior to the closing of the public offering of Monterey's common stock, SFR will contribute to Monterey substantially all of the assets and operations of its Western Division, and Monterey will assume the obligations and liabilities of SFR related thereto, including $245 million of long-term debt. Such contribution will be effected pursuant to a contribution and conveyance agreement, the effective date for which is expected to be November 1, 1996. SFR is retaining a production payment (the "Production Payment") on the Midway-Sunset field, pursuant to which SFR has the right to receive net proceeds of production up to a cumulative maximum of $30 million plus interest thereon at a rate of 8% per annum, at which time the production payment terminates and Monterey will receive and retain all future proceeds of production from such property interest. The Production Payment is prepayable without penalty at any time in whole at Monterey's option. SFR and the Company will enter into a new $75 million revolving credit facility with a group of banks and SFR is expected to borrow approximately $16 million thereunder, which will be assumed by the Company in accordance with the Contribution Agreement. In addition, SFR and the Company will enter into certain intercompany agreements regarding corporate services, taxes, indemnification and certain other matters. Upon receipt by Monterey of the proceeds of the public offering, such proceeds will be used to repay certain obligations incurred upon SFR's contribution of the assets and operations to Monterey.


     Prior to the contribution as described above, the assets of Monterey were operated as a division of SFR and the accompanying financial statements reflect such predecessor operations. For the purposes of preparing these financial statements under generally accepted accounting principles, allocations were made from certain SFR income statement and balance sheet accounts. Such allocations are considered reasonable by management and were primarily based on identifiable revenues, operating costs, assets and liabilities. General and administrative expenses represent corporate overhead allocations. If the Company had been a separate, unaffiliated entity, the Company estimates that general and administrative expense would have been higher by $1.7 million and $1.2 million for the nine-month periods ended September 30, 1995 and 1996, respectively. Certain general and administrative expenses associated with production and exploration operations are included in Production and Operating and Exploration costs in the Statement of Operations. In addition, certain net hedging losses have been allocated to the Company (see Note 3).



     SFR provides cash management services to the Company through a centralized treasury system, and therefore all intercompany accounts are settled daily and no cash balances are maintained by the Company. Included in such settlements are corporate overhead allocations which are reflected in the Company's statement of operations as follows: (i) production and operating expense includes $1.4 million in 1995, and $2.1 million in 1996; (ii) exploration expense includes $0.4 million in 1995 and $0.3 million in 1996; and (iii) general and administrative expense includes $4.8 million in 1995 and $4.8 million in 1996. All net cash generated from the Company's operations, after considering revenues and deductions for expenses, capital expenditures and working capital requirements, is deemed to be cash dividends to parent.



     Revenues from sales of crude oil purchased and costs of crude oil purchased relate to the purchase and sale of low viscosity crude oil which is blended with certain of the Company's high viscosity, low gravity crude oil production to facilitate transportation through certain pipelines.


     The unaudited financial statements of the Western Division of Santa Fe Energy Resources, Inc. (the "Company") reflect, in the opinion of management, all adjustments, consisting only of normal and recurring adjustments, necessary to present fairly the Company's financial position at September 30,

              WESTERN DIVISION OF SANTA FE ENERGY RESOURCES, INC.

                                  (UNAUDITED)

1996 and the Company's results of operations and cash flows for the nine-month periods ended September 30, 1995 and 1996. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period.

     These financial statements and the notes thereto should be read in conjunction with the Company's audited financial statements included elsewhere in this prospectus.

(2) SEPTEMBER 30, 1996 PRO FORMA BALANCE SHEET


     The September 30, 1996 pro forma balance sheet gives effect to (i) the contribution of the net assets of the Western Division by SFR pursuant to the Contribution Agreement and the assumption of certain Western Division liabilities by SFR; (ii) the $16.0 million liability for amounts drawn on the New Credit Facility; (iii) the $30.0 million Production Payment retained by SFR;
(iv) Monterey's purchase of SFR's $8.5 million note receivable on the Olinda Property; and (v) $3.5 million of site improvement costs related to the Olinda Property.


     Upon contribution of the net assets of the Western Division by SFR pursuant to the Contribution Agreement and the assumption of certain Western Division liabilities by SFR, the tax basis applicable to the Western Division net assets will increase, and the deferred income tax liability will decrease, as a result of the tax gain recognized by SFR.

(3) COMMITMENTS AND CONTINGENCIES

  Oil Hedging

     From time to time SFR hedges a portion of its oil and gas sales to provide a certain minimum level of cash flow from its sales of oil and gas. While the hedges are generally intended to reduce SFR's exposure to declines in market price, SFR's gain from increases in market price may be limited. SFR uses various financial instruments whereby monthly settlements are based on differences between the prices specified in the instruments and the settlement prices of certain futures contracts quoted on the New York Mercantile Exchange ("NYMEX") or certain other indices. Generally, in instances where the applicable settlement price is less than the price specified in the contract, SFR receives a settlement based on the difference; in instances where the applicable settlement price is higher than the specified price, SFR pays an amount based on the difference. The instruments utilized by SFR differ from futures contracts in that there is no contractual obligation which requires or allows for the future delivery of the product. Gains or losses on hedging activities are recognized in oil and gas revenues in the period in which the hedged production is sold.

     SFR's hedging program in 1996 has been to hedge the price of its light oil production. In certain months when a favorable price could be obtained, heavy oil quantities (i.e., quantities in excess of light oil production) were hedged. The allocation of hedging gains and losses to the Western Division during this period has been calculated on the basis of its light oil production and its heavy oil hedges as determined above. During the first nine months of 1996 such hedges resulted in a $3.1 million reduction in the Company's revenues. At September 30, 1996 SFR had no outstanding crude oil hedges.

     In addition to its oil sales hedges, during the first six months of 1996 SFR hedged 20 MMcf per day of the natural gas purchased for use in steam generation operations in the San Joaquin Valley of California. Such hedges, which terminated at the end of June, resulted in a $3.2 million increase in the Company's production and operating costs in the first nine months of 1996.

              WESTERN DIVISION OF SANTA FE ENERGY RESOURCES, INC.

                                  (UNAUDITED)

  Environmental Regulation

     Federal, state and local laws and regulations relating to environmental quality control affect the Company in all of its oil and gas operations. Set forth below are descriptions of three sites for which the Company has been identified as a potentially responsible party ("PRP") and for which the Company may be held jointly and severally liable with other PRPs.

     The Company has been identified as one of over 250 potentially responsible parties ("PRPs") at a superfund site in Los Angeles County, California. The site was operated by a third party as a waste disposal facility from 1948 until 1983. The Environmental Protection Agency ("EPA") is requiring the PRPs to undertake remediation of the site in several phases, which include site monitoring and leachate control, gas control and final remediation. In November 1988 the EPA and a group of PRPs that includes the Company entered into a consent decree covering the site monitoring and leachate control phases of remediation. The Company was a member of the group Coalition Undertaking Remediation Efforts ("CURE") which was responsible for constructing and operating the leachate treatment plant. This phase is now complete and the Company's share of costs with respect to this phase was $1.6 million ($0.9 million after recoveries from working interest participants in the unit in which the wastes were generated). Another consent decree provides for the predesign, design and construction of a gas plant to harness and market methane gas emissions. The Company is a member of the New CURE group which is responsible for the gas plant construction and operation and landfill cover. Currently, New CURE is in the design stage of the gas plant. The Company's share of costs of this phase is expected to be $1.9 million and such costs have been provided for in the financial statements. Pursuant to consent decrees settling lawsuits against the municipalities and transporters not named by the EPA as PRPs, such parties are required to pay approximately $84 million of which approximately $76 million will be credited against future expenses. The EPA and the PRPs are currently negotiating the final closure requirements. After taking into consideration the credits from the municipalities and transporters, the Company estimates that its share of final costs of the closure will be approximately $0.8 million which amount has been provided for by the Company in its financial statements. The Company has entered into a Joint Defense Agreement with the other PRPs to defend against a lawsuit filed in September 1994 by ninety-five homeowners alleging, among other things, nuisance, trespass, strict liability and infliction of emotional distress. A second lawsuit has been filed by thirty-three additional homeowners and the Company and the other PRP's intend to enter into a Joint Defense Agreement. At this stage of the lawsuit the Company is not able to estimate costs or potential liability.

     In 1994 the Company received a request from the EPA for information pursuant to Section 104(e) of CERCLA and a letter ordering the Company and seven other PRPs to negotiate with the EPA regarding implementation of a remedial plan for a site located in Santa Fe Springs, California. The Company owned the property on which the site is located from 1921 to 1932. During that time the property was leased to another company and in 1932 the property was sold to that company. During the time the other company leased or owned the property, hazardous wastes were allegedly disposed at the site. Total past and future costs for remediation are estimated to be approximately $8.0 million. The Company filed its response to the Section 104(e) order setting forth its position and defenses based on the fact that the other company was the lessee and operator of the site during the time the Company was the owner of the property. However, the Company has also given its Notice of Intent to comply with the EPA's order to prepare a remediation design plan. The PRPs estimate total cost to complete this final remediation to be $3 million and the Company has provided $250,000 for such costs in its financial statements.

     In 1995 the Company and twelve other companies received notice that they have been identified as PRPs by the California Department of Toxic Substances Control (the "DTSC") as having generated and/or transported hazardous waste to the Environmental Protection Corporation ("EPC") Eastside

              WESTERN DIVISION OF SANTA FE ENERGY RESOURCES, INC.

                                  (UNAUDITED)


Landfill during its fourteen-year operation from 1971 to 1985. EPC has since liquidated all assets and placed the proceeds in trust (the "EPC Trust") for closure and post-closure activities. However, these monies may not be sufficient to close the site. The PRPs have entered into an enforceable agreement with the DTSC to characterize the contamination at the site and prepare a focused remedial investigation and feasibility study. The DTSC has agreed to implement reasonable measures to bring new PRPs into the agreement. The DTSC will address subsequent phases of the cleanup, including remedial design and implementation in a separate order agreement. The cost of the remedial investigation and feasibility study is estimated to be $0.8 million, the cost of which will be shared by the PRPs and the EPC Trust . The ultimate costs of subsequent phases will not be known until the remedial investigation and feasibility study is completed and a remediation plan is accepted by the DTSC. The Company currently estimates final remediation could cost $2 million to $6 million and believes the monies in the EPC Trust will be sufficient to fund the lower end of this range of costs. The Company has provided $80,000 in its financial statements for its share of costs related to this site.


  Other Matters

     The Company has certain long-term contracts ranging up to twelve years for the supply and transportation of approximately 20 million cubic feet per day of natural gas to the Company's operations in Kern County, California. In the aggregate, these contracts involve a minimum commitment on the part of the Company of approximately $10.9 million per year (based on prices equal to 102% of the applicable index and transportation charges in effect for September
1996).


     Pursuant to the Contribution Agreement, SFR will retain the surface rights to 116 acres of the Olinda Property. SFR is retaining the surface rights to the Olinda Property because such surface rights are currently under contract for sale to a third party. If the sale is concluded with such third party, SFR will be paid a total purchase price of $24 million, comprised of $15.5 million in cash together with an $8.5 million note, which is secured by a lien on the property. Pursuant to the Contribution Agreement, Monterey is obligated to purchase such note from SFR at face value after the close of the sale and will be required to incur approximately $3.5 million in site improvement costs. If the sale of the Olinda Property has not been consummated by August 1, 1997, Monterey is obligated, under the terms of the Contribution Agreement, to purchase, and SFR is obligated to sell, such surface rights for $23 million in cash. The Company does not believe that SFR's retention or subsequent sale and development of the surface of the Olinda Property will have a material adverse effect on the Company's ongoing operations on such property.


     There are other claims and actions, including certain other environmental matters, pending against the Company. While the outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the business, financial condition, liquidity or results of operations of the Company.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and Petrie Parkman & Co., Inc., are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                              NUMBER OF
                                                                              SHARES OF
                                 UNDERWRITER                                 COMMON STOCK
    ----------------------------------------------------------------------   ------------
    Goldman, Sachs & Co. .................................................
    Morgan Stanley & Co. Incorporated.....................................
    Petrie Parkman & Co., Inc. ...........................................

                                                                              ----------
              Total.......................................................     6,320,000
                                                                              ==========

     Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such
price less a concession of $          per share. The U.S. Underwriters may
allow, and such dealers may reallow, a concession not in excess of $ per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company has entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the International Offering (the "International Underwriters") providing for the concurrent offer and sale of 1,580,000 shares of Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the Offerings are identical. The closing of the offering made hereby is a condition to the closing of the International Offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, Morgan Stanley & Co. International and Petrie Parkman & Co., Inc.

     Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the Offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United

States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the International Offering, and subject to certain exceptions, it will
(i) not, directly or indirectly, offer, sell or deliver shares of Common Stock
(a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price less an amount not greater than the selling concession.

     The Company has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 948,000 additional shares of Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 6,320,000 shares of Common Stock offered. The Company has granted the International Underwriters a similar option to purchase up to an aggregate of 237,000 additional shares of Common Stock.

     The Company, SFR, and each director and executive officer of the Company have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of capital stock of the Company or any securities that are convertible into or exchangeable for such shares (other than pursuant to stock option or stock purchase plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the concurrent U.S. and International Offerings.

     The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

     Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among the Company and the representatives of the Underwriters. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     The Common Stock has been approved for listing on the NYSE, subject to official notice of issuance, under the trading symbol "MRC". In order to meet one of the requirements for listing the Common Stock on the NYSE, the Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Petrie Parkman & Co., Inc. ("Petrie Parkman") has been retained by SFR to provide financial advisory services to SFR and the Company in connection with the Spin Off. In this capacity, Petrie Parkman will receive fees for its advisory services which the Company believes to be reasonable and customary.

     This Prospectus may be used by underwriters and dealers in connection with offers and sales of the Common Stock, including shares initially sold in the international offering, to persons located in the United States.

----------------------------------------------------------
----------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Additional Information...................     3
Certain Definitions......................     3
Prospectus Summary.......................     4
Risk Factors.............................    15
Use of Proceeds..........................    21
Dividend Policy..........................    21
Dilution.................................    22
Capitalization...........................    23
Selected Historical and Pro Forma
  Financial Information and Operating
  Data...................................    24
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................    27
Business.................................    35
Management...............................    52
Security Ownership of Management.........    63
Relationship Between the Company and
  SFR....................................    65
Description of Capital Stock.............    70
Shares Eligible for Future Sale..........    74
Legal Matters............................    75
Experts..................................    75
Certain U.S. Tax Consequences to Non-U.S.
  Holders................................    75
Index to Financial Statements............   F-1
Underwriting.............................   U-1

                             ---------------------

     THROUGH AND INCLUDING             , 1996 (THE 25TH DAY AFTER THE DATE OF
THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
----------------------------------------------------------
----------------------------------------------------------

----------------------------------------------------------
----------------------------------------------------------
                                7,900,000 SHARES

                            MONTEREY RESOURCES, INC.
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                             ---------------------

                           [MONTEREY RESOURCES LOGO]

                             ---------------------

                              GOLDMAN, SACHS & CO.

                              MORGAN STANLEY & CO.
                                  INCORPORATED

                              PETRIE PARKMAN & CO.

                      REPRESENTATIVES OF THE UNDERWRITERS

----------------------------------------------------------
----------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION(1)

SEC Registration Fee............................................................  $   46,991
NASD Filing Fee.................................................................      14,128
NYSE Listing Fee................................................................     400,000
Accounting Fees and Expenses....................................................     250,000
Legal Fees and Expenses.........................................................   1,000,000
Printing Expenses...............................................................     400,000
Blue Sky Qualification Fees and Expenses........................................      20,000
Transfer Agent's Fees...........................................................      25,000
Miscellaneous...................................................................     843,881
                                                                                     -------
          TOTAL.................................................................  $3,000,000
                                                                                     =======

---------------

(1) The amounts set forth above, except for the SEC and NASD fees, are in each case estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Subsection (a) of section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason for the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been made to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the Court of Chancery or such other court shall deem proper.

     Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defenses of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by
Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

     Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     Article Eleventh of the Company's Certificate of Incorporation states that:

     ELEVENTH: No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty by such director as a director; provided, however, that this Article ELEVENTH shall not eliminate or limit the liability of a director to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article ELEVENTH shall apply to, or have any effect on, the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

     In addition, Article VI of the Company's Bylaws further provides that the Company shall indemnify its officers and directors to the fullest extent permitted by law.

     The Company has entered or will enter into indemnification agreements with each of its directors and executive officers.

     The form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of the Registrant and certain controlling persons under certain circumstances against certain liabilities, including liabilities under the Securities Act of 1933.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Except for 1,000 shares of stock issued to Santa Fe Energy Resources, Inc. in connection with the formation of the Company in August 1996, the Company has not sold any securities during the past three years.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


      EXHIBITS
        *1.1         -- Form of Underwriting Agreement.
        *3.1         -- Amended and Restated Certificate of Incorporation.
        *3.2         -- Amended and Restated Bylaws.
        *4.1         -- Specimen Common Stock Certificate.

      EXHIBITS
         5.1         -- Opinion of Andrews & Kurth L.L.P. as to the legality of the securities being registered.
        10.1         -- Form of Conveyance and Contribution Agreement between Monterey
                        Resources, Inc. and Santa Fe Energy Resources, Inc.
       *10.2         -- Form of Agreement for the Allocation of Consolidated Federal Income
                        Tax Liability and State and Local Taxes among the members of the
                        Santa Fe Energy Resources, Inc. Affiliated Group.
       *10.3         -- Form of Agreement Concerning Taxes and Tax Indemnification Upon Spin
                        Off, between Monterey Resources, Inc. and Santa Fe Energy Resources,
                        Inc.
       *10.4         -- Form of Corporate Services Agreement between Monterey Resources, Inc.
                        and Santa Fe Energy Resources, Inc.
       *10.5         -- Form of Registration Rights and Indemnification Agreement between
                        Monterey Resources, Inc. and Santa Fe Energy Resources, Inc.
       *10.6         -- Form of Monterey Resources, Inc. Incentive Compensation Plan.
       *10.7         -- Form of Monterey Resources, Inc. Incentive Stock Compensation Plan
                        for Key Employees.
       *10.8         -- Form of Monterey Resources, Inc. Incentive Stock Compensation Plan
                        for Nonexecutive Employees.
       *10.9         -- Form of Monterey Resources, Inc. Severance Program.
       *10.10        -- Form of Monterey Resources, Inc. Savings Investment Plan.
       *10.11        -- Form of Monterey Resources, Inc. Deferred Compensation Plan.
       *10.12        -- Form of Monterey Resources, Inc. Employee Stock Ownership Plan.
       *10.13        -- Form of Employment Agreement between Monterey Resources, Inc. and R.
                        Graham Whaling.
       *10.14        -- Form of Employment Agreement between Monterey Resources, Inc. and certain executive officers.
        11.1         -- Computation of Earnings per Common Share
        23.1         -- Consent of Andrews & Kurth L.L.P. (included in Exhibit 5.1).
        23.2         -- Consent of Price Waterhouse LLP.
        23.3         -- Consent of Ryder Scott Company.
       *24.1         -- Powers of Attorney.


---------------

* Previously filed.

(b) Financial Statement Schedules

     Schedule VIII -- Valuation and Qualifying Accounts.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

          (1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declares effective.

          (2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Houston, State of Texas, on November 5, 1996.


                                            MONTEREY RESOURCES, INC.


                                            By:  /s/  TERRY L. ANDERSON
                                            ------------------------------------
                                                     Terry L. Anderson
                                               Secretary and General Counsel


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                  SIGNATURE                              TITLE                    DATE
---------------------------------------------  --------------------------  ------------------
           /s/  R. GRAHAM WHALING*             Chairman of the Board,        November 5, 1996
---------------------------------------------    Chief Executive Officer
              R. Graham Whaling                  and Director (Principal
                                                 Executive and Financial
                                                 Officer)

             /s/  JAMES L. PAYNE*              Director                      November 5, 1996
---------------------------------------------
               James L. Payne

              /s/  HUGH L. BOYT*               Director                      November 5, 1996
---------------------------------------------
                Hugh L. Boyt

             /s/  CRAIG A. HUFF*               Director                      November 5, 1996
---------------------------------------------
                Craig A. Huff

           /s/  MICHAEL A. MORPHY*             Director                      November 5, 1996
---------------------------------------------
              Michael A. Morphy

             /s/  ROBERT F. VAGT*              Director                      November 5, 1996
---------------------------------------------
               Robert F. Vagt

         /s/  ROBERT J. WASIELEWSKI*           Director                      November 5, 1996
---------------------------------------------
            Robert J. Wasielewski

        *By:   /s/  TERRY L. ANDERSON
---------------------------------------------
              Terry L. Anderson
              Attorney-in-fact

                                                                   SCHEDULE VIII

              WESTERN DIVISION OF SANTA FE ENERGY RESOURCES, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                      THREE YEARS ENDED DECEMBER 31, 1995
                            (IN MILLIONS OF DOLLARS)

                                                                      1993      1994      1995
                                                                      ----      ----      ----
Accounts receivable
  Balance at the beginning of period................................   0.7       0.3       0.2
     Charge (credit) to income......................................    --        --        --
     Net amounts written off........................................  (0.4)     (0.1)     (0.2)
     Other..........................................................    --        --        --
                                                                      ----      ----      ----
  Balance at the end of period......................................   0.3       0.2        --
                                                                      ====      ====      ====

                               INDEX TO EXHIBITS


      EXHIBITS                                     DESCRIPTION
        *1.1         -- Form of Underwriting Agreement.
        *3.1         -- Amended and Restated Certificate of Incorporation.
        *3.2         -- Amended and Restated Bylaws.
        *4.1         -- Specimen Common Stock Certificate.
         5.1         -- Opinion of Andrews & Kurth L.L.P. as to the legality of the securities being registered.
        10.1         -- Conveyance and Contribution Agreement dated               , 1996
                        between Monterey Resources, Inc. and Santa Fe Energy Resources, Inc.
       *10.2         -- Agreement for the Allocation of Consolidated Federal Income Tax
                        Liability and State and Local Taxes among the members of the Santa Fe
                        Energy Resources, Inc. Affiliated Group dated               , 1996.
       *10.3         -- Agreement Concerning Taxes and Tax Indemnifications Upon Spin Off,
                        dated               , 1996, between Monterey Resources, Inc. and
                        Santa Fe Energy Resources, Inc.
       *10.4         -- Corporate Services Agreement dated               , 1996, between
                        Monterey Resources, Inc. and Santa Fe Energy Resources, Inc.
       *10.5         -- Registration Rights and Indemnification Agreement dated
                          , 1996, between Monterey Resources, Inc. and Santa Fe Energy
                        Resources, Inc.
       *10.6         -- Monterey Resources, Inc. Incentive Compensation Plan, dated
                                      , 1996.
       *10.7         -- Monterey Resources, Inc. Incentive Stock Compensation Plan for Key
                        Employees, dated               , 1996.
       *10.8         -- Monterey Resources, Inc. Incentive Stock Compensation Plan for
                        Nonexecutive Employees dated               , 1996.
       *10.9         -- Monterey Resources, Inc. Severance Program, dated               ,
                        1996.
       *10.10        -- Monterey Resources, Inc. Savings Investment Plan dated
                          , 1996.
       *10.11        -- Monterey Resources, Inc. Deferred Compensation Plan dated
                                      , 1996.
       *10.12        -- Monterey Resources, Inc. Employee Stock Ownership Plan dated
                                      , 1996.
       *10.13        -- Employment Agreement dated               , 1996 between Monterey
                        Resources, Inc. and R. Graham Whaling.
       *10.14        -- Form of Employment Agreement between Monterey Resources, Inc. and certain executive officers.
        11.1         -- Computation of Earnings per Common Share.
        23.1         -- Consent of Andrews & Kurth L.L.P. (included in Exhibit 5.1).
        23.2         -- Consent of Price Waterhouse LLP.
        23.3         -- Consent of Ryder Scott Company.
       *24.1         -- Powers of Attorney.


---------------

* Previously filed.